



2018
Notice of Annual General Meeting and Proxy Statement

LETTER TO SHAREHOLDERS



Randall J. Hogan
Chairman &
Chief Executive Officer

Dear Fellow Shareholders:

2017 was a remarkable and transformational year for Pentair. In May 2017, the Board of Directors and management team determined that the best way to create even greater value for you, our Pentair shareholders and to focus even more on serving customers, was to separate the Electrical and Water businesses into two independent companies. Our decision to create two standalone companies reflects our success over the past 50 years in creating high-performing business units with the scale and operating excellence to thrive independently. This transformative and value creating transaction is targeted to become effective April 30, 2018, when our electrical division will be spun off and named nVent Electric plc ("nVent") while being listed on the New York Stock Exchange (NYSE: NVT) as an independent, publicly-traded company.

Our financial results for the year met our expectations as we delivered on our 2017 commitments to improve growth and profitability. We completed the sale of Valves & Controls, the integration of ERICO Global Co. into our Electrical business, and took additional steps to strengthen our balance sheet. In addition, our culture of innovation, which has helped Pentair serve our shareholders, customers and employees since our inception, continued to drive operational excellence. We showcased some groundbreaking advances in 2017 and were again recognized by leading industry organizations for our best-in-class solutions.

The results we achieved reflect the strength of our people and the Pentair Integrated Management System, which provides the processes, methods and tools for continuous improvement. Our operating principles and Win Right Values continue to be critical to our growth and success. This foundation underscores our confidence in the future of Pentair and nVent.

When marking Pentair's 50th anniversary last year, we reflected on the company's evolution between 1966 and 2016. Pentair has grown into a world-class, global company. Today, we are proud to serve customers across the globe in more than 130 locations. Returning capital to our shareholders continued to be a priority in 2017, as the Board of Directors approved a 3% increase in our regular annual cash dividend, marking the 41st consecutive year that Pentair has increased its dividend. As we look ahead to 2018, we are keenly focused on executing on the opportunities that will deliver the most value for Pentair and our shareholders.

SEPARATION: NEXT LOGICAL STEP IN THE EVOLUTION OF PENTAIR

Our decision to create two standalone, industry-leading companies is a result of the success we have achieved in building our Water and Electrical businesses. Importantly, the separation will enable enhanced *focus*- focused growth, focused asset allocation and differentiated, focused strategies for each company. Pentair and nVent will each benefit from well-recognized brands, attractive margin profiles, strong free cash flow generation and compelling opportunities for long-term, sustainable growth.

Although the separation is not yet complete, both companies have already embarked on their two distinct plans for growth. This has enabled both Pentair and nVent to accelerate execution of their strategic initiatives and direct capital investments in the areas expected to result in the highest value for shareholders. In short, with both companies well-positioned for growth and value creation, we believe this is a win-win for all of our stakeholders.

PENTAIR: A LEADING GLOBAL WATER COMPANY

Pentair will focus on smart, sustainable water and fluid processing applications to continue our legacy of developing real solutions that protect our planet and people. Pentair brings together nearly 10,000 employees with the ability to serve customers from more than 130 locations in 34 countries across six continents.

By designing, manufacturing and delivering innovative solutions, Pentair will continue to serve residential, commercial and industrial customers who place a premium on high quality water and fluids. Pentair will continue executing on its growth strategy by investing in the strengths that have led to its success: advancing its growth in pool and accelerating residential and commercial filtration. Pentair will accelerate investments in high-growth regions, including China and Southeast Asia.

NVENT: A HIGH-PERFORMANCE ELECTRICAL COMPANY

Our Electrical business has a long history of best-in-class innovation, and the new nVent will continue to build on this legacy. The name 'nVent' reflects Pentair's legacy across its portfolio of brands that will serve as the foundation for the new company, including brand names CADDY, ERICO, Hoffman, Raychem, Schroff and Tracer.

By improving utilization, lowering costs and maximizing customer uptime, nVent will execute on its mission to connect and protect customers with inventive electrical solutions, create safer systems and ensure a more secure world. nVent will employ approximately 9,000 people globally, with its main U.S. offices in Minneapolis, Minnesota.

With industry-leading positions in industrial, commercial, residential, energy and infrastructure, nVent will continue to execute on its initiatives to improve customer experience and drive velocity with "One nVent". With expanded offerings and an aligned strategy across the markets that it serves, nVent will drive growth in EMEA and other fast-growth regions.

MOVING TOWARDS THE FUTURE

I am inspired and motivated every day by the talent I see across the organization. I am honored to have led Pentair as CEO since 2001, and it has been remarkable to watch the company become more innovative, more global and more focused on customers each year.

What is clear to me today is that the future of Pentair is more exciting than its past, and we will benefit from a great generation of leaders taking us into tomorrow. I am pleased that two talented leaders from within the Pentair family will help continue our momentum by serving as the next generation of CEOs for Pentair and nVent. John Stauch will be the new CEO of Pentair and Beth Wozniak will be the CEO of nVent. I am grateful for the opportunity you gave me to lead Pentair these past 17 years. I look forward to serving as Chairman of nVent and continuing our journey together to realize our great potential.

The growth and success we have achieved together have paved the way for this next phase of our journey, and I thank all the dedicated people within Pentair who have delivered on our mission to serve our customers, who rely on our products, and who have trusted us and invested in our collective future.

This last year was one of new beginnings for all of us at Pentair and we could not be more excited about the road ahead.

Thank you for your continued trust and confidence in our company.

Randall J. Hogan

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held May 8, 2018

Our Annual General Meeting of Shareholders will be held at Claridge's, Brook Street, Mayfair, London, United Kingdom, W1K4HR, on Tuesday, May 8, 2018, at 8:00 a.m. local time, to consider and vote upon the following proposals:

1. By separate resolutions, to re-elect the following director nominees:

    a. If the Separation (as defined in this proxy statement) has occurred:

        (i)   Glynis A. Bryan
        (ii)   Jacques Esculier
        (iii) T. Michael Glenn
        (iv)   Theodore L. Harris
        (v)   David A. Jones
        (vi)   Matthew H. Peltz
        (vii) Michael T. Speetzen
        (viii) John L. Stauch
        (ix)   Billie Ida Williamson

    b. If the Separation (as defined in this proxy statement) has not occurred:

        (i)   Glynis A. Bryan
        (ii)   Jerry W. Burris
        (iii) Jacques Esculier
        (iv)   Edward P. Garden
        (v)   T. Michael Glenn
        (vi)   David H. Y. Ho
        (vii) Randall J. Hogan
        (viii) David A. Jones
        (ix)   Ronald L Merriman
        (x)   William T. Monahan
        (xi)   Billie Ida Williamson

2. To approve, by non-binding advisory vote, the compensation of the named executive officers.

3. To ratify, by non-binding advisory vote, the appointment of Deloitte & Touche LLP as the independent auditor of Pentair plc and to authorize, by binding vote, the Audit and Finance Committee of the Board of Directors to set the auditor's remuneration.

4. To authorize the price range at which Pentair plc can re-allot shares it holds as treasury shares under Irish law.

5. To approve the reduction of the minimum number of directors from nine to seven and the maximum number of directors from twelve to eleven.

6. To consider and act on such other business as may properly come before the Annual General Meeting or any adjournment.

Proposals 1, 2, 3 and 5 are ordinary resolutions, requiring the approval of a simple majority of the votes cast at the meeting. Proposal 4 is a special resolution, requiring the approval of not less than 75% of the votes cast.

Only shareholders of record as of the close of business on March 5, 2018 are entitled to receive notice of and to vote at the Annual General Meeting.

If you are a shareholder entitled to attend and vote at the Annual General Meeting, you are entitled to appoint a proxy or proxies to attend, speak and vote on your behalf. A proxy need not be a shareholder. If you wish to appoint as proxy any person other than the individuals specified on the proxy card, please contact our Corporate Secretary at our registered office.

By Order of the Board of Directors,

Angela D. Jilek, Secretary

March 23, 2018

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 8, 2018. The Annual Report, Notice of Annual General Meeting, Proxy Statement and Irish Financial Statements and Related Reports are available by Internet at www.proxyvote.com.

Shareholders in Ireland may participate in the Annual General Meeting by audio link at the offices of Arthur Cox, Ten Earlsfort Terrace, Dublin 2, Ireland, at 8:00 a.m. local time. See "Questions and Answers About the Annual General Meeting and Voting" for further information on participating in the Annual General Meeting in Ireland.

Whether or not you plan to attend, we encourage you to vote your shares by submitting a proxy as soon as possible, AND IN ANY EVENT AT LEAST 48 HOURS BEFORE THE ANNUAL GENERAL MEETING. IF YOU PLAN TO SUBMIT A PROXY, YOU MUST SUBMIT YOUR PROXY BY INTERNET OR TELEPHONE, OR YOUR PRINTED PROXY CARD MUST BE RECEIVED AT THE ADDRESS STATED ON THE CARD, BY NO LATER THAN 8:00 A.M. LOCAL TIME (3:00 A.M. EASTERN DAYLIGHT TIME) ON MAY 6, 2018.

By Internet



You can vote over the Internet at www.proxyvote.com.

By Telephone



You can vote by telephone from the United States or Canada by calling the telephone number in the Notice of Internet Availability of Proxy Materials or on the proxy card.

By Mail



You can vote by mail by marking, signing and dating your proxy card or voting instruction form and returning it in the postage-paid envelope, which will be forwarded to Pentair plc's registered address electronically.

Vote in Person



If you plan to attend the Annual General Meeting and wish to vote your ordinary shares in person, we will give you a ballot at the meeting.

PROXY STATEMENT FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF PENTAIR PLC TO BE HELD ON TUESDAY, MAY 8, 2018

PROXY SUMMARY

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information you should consider, and you should read the entire proxy statement before voting.

THE SEPARATION

On May 9, 2017, we announced that our Board of Directors ("Board") approved a plan to separate our Water business and Electrical business into two independent, publicly-traded companies (the "Separation"). The Separation is expected to occur through a tax-free spin-off of the Electrical business, nVent Electric plc ("nVent"), to Pentair shareholders. Completion of the Separation is subject to certain customary conditions, including, among other things, final approval of the transaction by our Board, receipt of tax opinions and rulings and effectiveness of appropriate filings with the Securities and Exchange Commission. We are targeting April 30, 2018 for completion of the Separation; however, there can be no assurance regarding the ultimate timing of the Separation or that the Separation will be completed. Accordingly, the Annual General Meeting may occur before or after the Separation.

VOTING MATTERS

Proposal	Board Vote Recommendation	Vote Required	Page Reference
1. Re-Election of Director Nominees	**FOR** each nominee	Majority of votes cast	13
2. Advisory Vote on the Compensation of Named Executive Officers	**FOR**	Majority of votes cast	32
3. Ratify the Appointment of Independent Auditor and the Audit and Finance Committee to Set the Auditor's Remuneration	**FOR**	Majority of votes cast	66
4. Authorize the Price Range at which Pentair Can Re-allot Treasury Shares	**FOR**	75% of votes cast	69
5. Approve the Reduction of the Minimum Number of Directors and the Maximum Number of Directors	**FOR**	Majority of votes cast	70

At the Annual General Meeting, management will review Pentair plc's affairs and will also present Pentair plc's Irish statutory financial statements for the fiscal year ended December 31, 2017 and the report of the statutory auditors thereon.

BOARD AND GOVERNANCE HIGHLIGHTS

Director Nominees

If the Separation has occurred prior to the Annual General Meeting, the following proposed director nominees will be re-elected:

Name	Age	Director Since	Independent	Committee Memberships		
				Audit and Finance	Compensation	Governance
Glynis A. Bryan	59	2003	✔	C		
Jacques Esculier	58	2014	✔	●		
T. Michael Glenn	62	2007	✔		C	●
Theodore L. Harris	53	Separation	✔	●		
David A. Jones (Chairman)	68	2003	✔		●	●
Matthew H. Peltz	35	Separation	✔		●	●
Michael T. Speetzen	48	Separation	✔	●		
John L. Stauch	53	Separation				
Billie Ida Williamson	65	2014	✔		●	C

● committee member
C committee chair

If the Separation has not occurred prior to the Annual General Meeting, the following proposed director nominees will be re-elected:

Name	Age	Director Since	Independent	Committee Memberships		
				Audit and Finance	Compensation	Governance
Glynis A. Bryan	59	2003	✔	C		
Jerry W. Burris	54	2007	✔		●	●
Jacques Esculier	58	2014	✔	●		
Edward P. Garden	56	2016	✔		●	●
T. Michael Glenn	62	2007	✔		●	C
David H.Y. Ho	58	2007	✔	●		
Randall J. Hogan	62	1999				
David A. Jones	68	2003	✔		C	●
Ronald L. Merriman	73	2004	✔	●		
William T. Monahan (Lead Director)	70	2001	✔		●	●
Billie Ida Williamson	65	2014	✔	●		

● committee member
C committee chair

Board Overview

Directors are chosen with a view to bringing to the Board a variety of rich financial and management experience and backgrounds and establishing a core of business advisers with financial and management expertise.

If the Separation has occurred prior to the Annual General Meeting, the proposed director nominees shall be represented as follows:

TENURE BALANCE


3
6
<5 Years
>10 Years

GENDER DIVERSITY


2
7
Male
Female

DIRECTOR INDEPENDENCE


1
8
Independent
Not Independent

If the Separation has not occurred prior to the Annual General Meeting, the proposed director nominees shall be represented as follows:

TENURE BALANCE


3
8
<5 Years
>10 Years

GENDER DIVERSITY


2
9
Male
Female

DIRECTOR INDEPENDENCE


1
10
Independent
Not Independent

EXECUTIVE COMPENSATION HIGHLIGHTS

These executive compensation highlights should be read in connection with the Executive Compensation section of this Proxy Statement, including the Compensation Discussion and Analysis section (see page 34).

2017 marked another milestone year in the evolution of Pentair. Shortly after completing the sale of our Valves & Controls business to Emerson Electric Company, we announced our intent to separate into two publicly traded companies, which is expected to occur in the second quarter of 2018. Mr. Hogan, our Chairman & CEO, also announced his decision to retire at the time of the Separation.

The market environment improved in 2017 and significant restructuring and operating actions taken in 2016 led to solid year-over-year income and margin gains. Margin expansion resulted in improved profitability. We increased EPS by 6%, adjusted EPS by 16%, and segment income by 7%. We also converted 94% of our adjusted net income to free cash flow, or 100% when excluding a tax settlement. Organic growth also returned, as our investments in growth gained traction. Finally, proceeds related to the sale of our Valves & Controls business helped to significantly strengthen our balance sheet and liquidity position, enabling us to pursue the separation of the Water and Electrical businesses into two industry leading, pure-play companies with strong financial profiles.

The separation of the Water and Electrical businesses will provide additional focus, while scaled investments are intended to accelerate the growth of both businesses. Both companies will operate in great markets and are expected to benefit from industry leading positions and strong brands. The Pentair Integrated Management System (PIMS) will continue to serve as the standard operating model in both companies. Leadership teams are in place and we are excited about the opportunity to create significant value for our customers, employees and shareholders.

When Mr. Hogan retires from Pentair, having led the company for over 17 years, he will leave a lasting legacy. Over his tenure, Mr. Hogan transformed the business from a portfolio of businesses into a disciplined operating company, creating remarkable value for our shareholders in the process. During Mr. Hogans tenure, Pentair's market capitalization has grown by 1,003% while delivering a total shareholder return of 721%.

We approached 2017 with cautious optimism and this was reflected in our pay treatment of our named executive officers. Mr. Hogan's base salary, annual incentive and long-term

incentive targets were substantially unchanged from 2016 to 2017. In fact, base salaries for all Named Executive Officers were frozen for 2017. Strong Free Cash Flow and improved Income from Growth exceeded our goals significantly resulting in above target annual incentive payments for 2017 (see Annual Incentive Compensation discussion on page 41), and a 29% increase in our 2017 total shareholder return led to increased realizable pay for Mr. Hogan and our Named Executive Officers. In 2017, our executive pay programs were once again closely aligned with the interests of our shareholder and our business results, as they have been historically.

Compensation Committee Actions in Anticipation of Separation

The Compensation Committee of the Pentair Board of Directors has already taken a number of steps to prepare for the separation of our Electrical and Water businesses. We are targeting April 30, 2018 for the completion of the Separation. In anticipation of the Separation, the Committee has taken the following actions:

▶ **Selected New Executive Compensation Comparator Groups** - The Committee worked with its external compensation consultant to develop updated comparator groups for both companies, each of which will reflect their post-Separation business focus and size. The resulting peer groups were reviewed and approved by the Committee for 2018.

▶ **Established New Pay Ranges for Executive Officers** - The Committee also asked its independent compensation consultant to establish 2018 pay ranges for executive officers that reflect the industry focus and size of the new businesses. The resulting pay ranges guided compensation decisions for the executive officers for 2018 in each of our new businesses, aligning their pay with peers, industry norms and company size.

▶ **Replaced Legacy Key Executive Employment and Separation Agreements (KEESA)** - The Committee also is requiring that all outstanding legacy KEESAs be replaced at the time of the Separation with the new form of KEESA adopted by Pentair for any new hires since 2015. These KEESAs replace single-trigger vesting of cash and equity awards upon a change in control with double-trigger vesting and also eliminate excise tax gross-ups.

▶ **Separated 2018 Incentive Plans** - The Committee requested that separate annual and long-term incentive plans be established for the Electrical and Water businesses at the beginning of the 2018 fiscal year. While the Separation is targeted to be completed on April 30, 2018, the Committee wanted to ensure that the respective management teams were focused on their respective business goals for the entire year.

▶ **Validated 2018 Performance Measures** - The Committee expects to continue to use annual and long-term incentive measures focused on profit, growth, cash flow and return on equity. All of these measures are directly aligned with how we measure performance across both businesses.

▶ **Eliminated Flexible Perquisite Allowance** - Beginning on January 1, 2018, all executive officers who will continue to remain with our Electrical and Water businesses are no longer eligible for the Flexible Perquisite Allowance that was previously offered.

The Compensation Committees of both businesses will continue to closely review and evaluate the effectiveness of their respective executive compensation programs. Our pay-for-performance philosophy and desire to closely align the interest of our management teams with those of our shareholders, will continue to guide executive compensation decisions as we continue to prepare for the separation of our Electrical and Water businesses.

Our Compensation Philosophy

The Compensation Committee believes that the most effective executive compensation program aligns executive initiatives with shareholders' economic interests. The Committee seeks to accomplish this by rewarding the achievement of specific annual, longer-term and strategic goals that create lasting shareholder value. The Committee's specific objectives include:

▶ to motivate and reward executives for achieving financial and strategic objectives;

▶ to align management and shareholder interests by encouraging employee stock ownership;

▶ to provide rewards commensurate with individual and company performance;

▶ to encourage growth and innovation; and

▶ to attract and retain top-quality executives and key employees.

To balance these objectives, our executive compensation program uses the following direct compensation elements:

▶ base salary, to provide fixed compensation competitive in the marketplace;

▶ annual incentive compensation, to reward short-term performance against specific financial targets and individual goals; and

▶ long-term incentive compensation, to link management incentives to long-term value creation and shareholder return.

The Compensation Committee reviews total compensation for executive officers and the relative levels of each of these forms of compensation against the Committee's goals. The mix of total direct compensation for 2017 for our CEO and the average of the other Named Executive Officers is shown in the chart below.

2017 DIRECT COMPENSATION MIX



CEO

- ■ Base Salary — 11
- ■ Annual Incentives — 19
- ■ Long-Term Incentives — 70
- ■ At Risk — 89



Other NEOs

- ■ Base Salary — 26
- ■ Annual Incentives — 21
- ■ Long-Term Incentives — 53
- ■ At Risk — 74

SHAREHOLDER OUTREACH AND RESPONSE TO 2017 SAY ON PAY VOTE

In April 2017, one proxy advisory firm recommended that shareholders vote against approving the compensation of our Named Executive Officers in our annual advisory shareholder vote (our "say on pay vote") at our 2017 Annual General Meeting. As a result of this disappointing recommendation, we reached out to shareholders to gain additional insight and to provide them with clarifying information enabling them to make an informed decision on the say on pay vote. Shareholders ultimately supported our say on pay vote on May 9, 2017, with approximately 76% of votes cast in favor.

Our 2017 shareholder outreach included 21 of our largest shareholders representing 62% of our outstanding shares. These shareholders either arranged for individual discussions with us or provided us with feedback that they did not require a meeting. The purpose of the outreach was to better understand shareholder perspectives and evaluate any concerns regarding our executive compensation program. Our Lead Director and Compensation Committee Chair participated in the majority of the calls with our investors. Shareholder feedback and suggestions on our executive compensation program were shared and discussed with the Compensation Committee and the entire Board. We found the robust shareholder engagement process to be valuable and intend to continue it.

A majority of the investors we spoke with were supportive of our executive compensation program. We listened to and considered the suggestions and opinions our investors shared on how to further enhance our executive compensation program. While shareholders have different points of view, several key themes emerged, supporting changes the Compensation Committee adopted in 2017:

Pay-for-Performance

Themes

▶ The Company's executive compensation program demonstrates a true pay-for-performance linkage and shareholder alignment.
▶ The CEO's and other Named Executive Officers' compensation should be appropriately risk-based, balancing annual and long-term performance.
▶ Goal setting should support the achievement of strategic business goals and creation of shareholder value.

Actions Taken Considering Our Shareholders' Feedback

▶ The Compensation Committee carefully assessed the 2017 annual and long-term incentive opportunities, taking into account not only competitive market data, but also factors such as company, business unit and individual performance, scope of responsibility, critical needs and skill sets, experience, leadership potential and succession planning.
▶ The Compensation Committee also evaluated the pay mix of our CEO and our other Named Executive Officers for 2017, as it does every year, to ensure annual and long-term incentives are properly balanced.

Annual Incentive Design

Themes

▶ Annual incentive plan measures of operating income and free cash flow are well aligned with shareholder interests.
▶ Free cash flow measure is particularly valued because it reflects the quality of our earnings stream.
▶ Reward profitable growth, not growth at any cost.

Actions Taken Considering Our Shareholders' Feedback

▶ Replaced core revenue growth with a profitable growth measure and increased the weighting from 20% to 30% for 2017 annual incentives (see Annual Incentive Compensation discussion on page 41).
▶ Eliminated the strategic deployment factor ("SDF") from the 2017 annual incentive of the Executive Officers to further reinforce the importance of financial and operating results.

Long Term Incentive Design

Themes

▶ Greater portion of long-term compensation should be performance-vested equity.
▶ Adjusted EPS viewed as a measure closely tied to creation of shareholder value, but suggestion to add a return and/or relative performance measure.
▶ Disclosure of performance goals in year of grant.
▶ CEO and other Executive Officer stock ownership highly valued.

Actions Taken Considering Our Shareholders' Feedback

▶ For 2017, increased performance share units from one third to 50% of the Executive Officers' long-term incentive mix and reduced restricted stock units and stock options proportionately.
▶ Augmented adjusted EPS growth measure with return on equity (ROE) weighted 75% and 25% respectively for 2017 awards (see 2017 Long-Term Incentive Compensation discussion on page 43).
▶ Performance goals disclosed for adjusted EPS and return on equity (ROE) performance share units in the year of grant.

TABLE OF CONTENTS

RE-ELECT DIRECTOR NOMINEES

 The Board recommends a vote **FOR** each Director nominee

Upon completion of the Separation, Mr. Hogan will retire as Pentair's Chairman and Chief Executive Officer, resign as a Pentair director and join the board of directors of nVent, serving as Chairman of nVent. Additionally, upon completion of the Separation, Messrs. Burris, Garden, Ho, Merriman and Monahan will resign as directors of Pentair and Messrs. Burris, Ho, Merriman and Monahan will join the board of directors of nVent. The re-election of Messrs. Burris, Garden, Ho, Hogan, Merriman and Monahan will only be effective if the Separation has not occurred prior to the Annual General Meeting. If the Separation has not occurred prior to the Annual General Meeting, Messrs. Burris, Garden, Ho, Hogan, Merriman and Monahan, if re-elected, will continue to serve as directors of Pentair and will resign from our Board at such time as the Separation is complete. The re-election of Messrs. Harris, Peltz, Speetzen and Stauch are contingent upon the completion of the Separation and will only be effective if the Separation has occurred prior to the Annual General Meeting.

Our Board currently has twelve members. Upon completion of the Separation, the size of our Board is expected to be reduced to nine members, with Messrs. Burris, Garden, Ho, Hogan, Merriman and Monahan resigning, and Messrs. Harris, Peltz, Speetzen and Stauch joining our Board. On the recommendation of the Governance Committee, our Board has nominated the nominees for re-election for a one-year term expiring on completion of the 2019 Annual General Meeting. If any of the nominees should become unable to accept election, the proxies named on the proxy card may vote for other persons selected by the Board. Other than the resignations related to the completion of the Separation discussed above, management has no reason to believe that any of the nominees named above will be unable to serve their full term if elected. Carol Anthony (John) Davidson, who has served as a director of Pentair since 2012, will retire from the Board effective as of the earlier of the completion of the Separation or the conclusion of the Annual General Meeting.

Biographies of the director nominees follow. These biographies include for each director their ages (as of the date of the filing of this Proxy Statement); their business experience; the publicly held and some other organizations of which they are, or have

been within the past five years, directors; and a discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that each should serve as a director.

The resolutions in respect of Proposals 1(a) and 1(b) are ordinary resolutions. The effectiveness of the resolutions in respect of Proposal 1(a) and Proposal 1(b) is mutually exclusive and dependent upon whether or not the Separation has occurred before the date of this Annual General Meeting.

The text of the resolutions in respect of Proposal 1(a) is as follows:

"1(a) **IT IS RESOLVED,** by separate resolutions, subject to and conditioned upon the Separation (as defined in this proxy statement) having occurred on or before May 8, 2018, to re-elect the following nine director nominees for a term expiring on completion of the 2019 Annual General Meeting:

(i) Glynis A. Bryan   (vi) Matthew H. Peltz
(ii) Jacques Esculier   (vii) Michael T. Speetzen
(iii) T. Michael Glenn   (viii) John L. Stauch
(iv) Theodore L. Harris   (ix) Billie Ida Williamson."
(v) David A. Jones

The text of the resolutions in respect of Proposal 1(b) is as follows:

"1(b) **IT IS RESOLVED,** by separate resolutions, subject to and conditioned upon the Separation (as defined in this proxy statement) not having occurred on or before May 8, 2018, to re-elect the following eleven director nominees for a term expiring on completion of the 2019 Annual General Meeting:

(i) Glynis A. Bryan   (vii) Randall J. Hogan
(ii) Jerry W. Burris   (viii) David A. Jones
(iii) Jacques Esculier   (ix) Ronald L. Merriman
(iv) Edward P. Garden   (x) William T. Monahan
(v) T. Michael Glenn   (xi) Billie Ida Williamson."
(vi) David H.Y. Ho

Vote Requirement

Under our Articles of Association, the election of each director requires the affirmative vote of a majority of the votes cast in person or by proxy at the Annual General Meeting. A nominee who does not receive a majority of the votes cast in an uncontested election will not be elected to our Board. Your proxies cannot be voted for a greater number of persons than the number of nominees named in this Proxy Statement.

THE BOARD RECOMMENDS A VOTE "FOR" RE-ELECTION OF EACH DIRECTOR NOMINEE.

DIRECTORS STANDING FOR RE-ELECTION

Glynis A. Bryan

Age: 59
Director Since: 2003
Committee Served:
▶ Audit and Finance (Chair)
Committee Effective Upon Separation:
▶ Audit and Finance (Chair)

Biography
Since 2007, Ms. Bryan has been the Chief Financial Officer of Insight Enterprises, Inc., a leading provider of information technology products and solutions to clients in North America, Europe, the Middle East and the Asia-Pacific region. Between 2005 and 2007, Ms. Bryan was the Executive Vice President and Chief Financial Officer of Swift Transportation Co., a holding company which operates the largest fleet of truckload carrier equipment in the United States. Between 2001 and 2005, Ms. Bryan was the Chief Financial Officer of APL Logistics, the supply-chain management arm of Singapore-based NOL Group, a logistics and global transportation business. Prior to joining APL, Ms. Bryan spent 16 years with Ryder System, Inc., a truck leasing company where Ms. Bryan served as Senior Vice President and Chief Financial Officer of Ryder Transportation Services in 1999 and 2000.

Skills & Qualifications
Ms. Bryan has extensive global financial and accounting experience in a variety of business operations, especially in logistics services. Ms. Bryan originally served on the Audit and Finance Committee of the Board for five years, and was selected in 2009 by the Board to serve as the Chair of the Governance Committee. Ms. Bryan returned to the Audit and Finance Committee in 2015 and became its Chair in May 2017.

Jerry W. Burris

Age: 54
Director Since: 2007
Committee Served:
▶ Compensation
▶ Governance

Biography
Mr. Burris is the former President and Chief Executive Officer of Associated Materials Group, Inc., a manufacturer of professionally installed exterior building products, serving in that role from 2011 until 2014. Between 2008 and 2011, he was President, Precision Components of Barnes Group Inc. From 2006 until 2008, Mr. Burris was the President of Barnes Industrial, a global precision components business within Barnes Group. Prior to joining Barnes Group, Mr. Burris worked at General Electric Company, where he served as president and chief executive officer of Advanced Materials Quartz and Ceramics; GE Healthcare where he was general manager of global services; GE Industrial Systems and Honeywell Integration where he was head of global supply chain sourcing. Mr. Burris is also a director of Schramm, Inc., a portfolio company of GenNx360 Capital Partners, and Midwest Can Company, a manufacturer of portable gas cans. Upon completion of the Separation, Mr. Burris will resign as a director of Pentair and will join the board of directors of nVent. Mr. Burris' nomination will be put to a vote at the Annual General Meeting only if the Separation has not occurred prior to the Annual General Meeting.

Skills & Qualifications
Mr. Burris brings to our Board significant experience in management of global manufacturing operations and related processes, such as supply chain management, quality control and product development. Mr. Burris provides the Board with insight into operating best practices and current developments in a variety of management contexts.

Other Public Board Service:
Fifth Third Bancorp (2016–present)

Jacques Esculier

Age: 58
Director Since: 2014
Committee Served:
▶ Audit and Finance
Committee Effective Upon Separation:
▶ Audit and Finance

Biography
Since 2007, Mr. Esculier has served as the Chief Executive Officer and a Director and, since 2009, as Chairman of WABCO Holdings, Inc., a leading global supplier of technologies and control systems for the safety and efficiency of commercial vehicles. From 2004 to 2007, Mr. Esculier served as Vice President of American Standard Companies Inc. and President of its Vehicle Control Systems business. Prior to holding that position, Mr. Esculier served as Business Leader for American Standard's Trane Commercial Systems' Europe, Middle East, Africa, India and Asia Region and in leadership positions at Allied Signal/Honeywell including as Vice President and General Manager of Environmental Control and Power Systems Enterprise and as Vice President of Aftermarket Services-Asia Pacific.

Skills & Qualifications
Mr. Esculier has significant leadership experience demonstrating a wealth of operational management, strategic, organizational and business transformation acumen. His deep knowledge of business in general and our businesses, strengths and opportunities in particular, as well as his experience as a director in a global public company allows him to make significant contributions to the Board.

Other Public Board Service:
WABCO Holdings, Inc. (2007–present)

Edward P. Garden

Age: 56
Director Since: 2016
Committee Served:
▶ Compensation
▶ Governance

Biography
Since November 2005, Mr. Garden has been Chief Investment Officer and a founding partner of Trian Fund Management, L.P. ("Trian"), a multi-billion dollar investment management firm. Previously, Mr. Garden served as Vice Chairman of Triarc Companies, Inc. ("Triarc") from December 2004 through June 2007 and Executive Vice President from August 2003 until December 2004. From 1999 to 2003, Mr. Garden was a managing director of Credit Suisse First Boston, where he served as a senior investment banker in the Financial Sponsors Group. From 1994 to 1999, he was a managing director at BT Alex Brown where he was a senior member of the Financial Sponsors Group and, prior to that, co-head of Equity Capital Markets. Mr. Garden was appointed as a director following an increase in the size of our Board pursuant to a letter agreement that we entered into with Trian, one of our largest shareholders, Mr. Garden and certain other parties on September 7, 2015, a copy of which is filed as Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on September 8, 2015 and is incorporated herein by reference. Upon completion of the Separation, Mr. Garden will resign as a director of Pentair. Mr. Garden's nomination will be put to a vote at the Annual General Meeting only if the Separation has not occurred prior to the Annual General Meeting.

Skills & Qualifications
Mr. Garden has over 25 years of experience advising, financing, operating and investing in companies, and he has worked with management teams and boards of directors to implement growth initiatives as well as operational, strategic and corporate governance improvements. Mr. Garden has strong operating experience, a network of relationships with institutional investors and investment banking/capital markets experience that can be utilized for our benefit.

Other Public Board Service:
General Electric Company (2017-present); The Bank of New York Mellon Corporation (2014–present); Family Dollar Stores, Inc., (2011–2015); The Wendy's Company (formerly Wendy's/Arby's Group, Inc. and previously Triarc) (2004–2015)

T. Michael Glenn

Age: 62
Director Since: 2007
Committee Served:
▶ Governance (Chair)
▶ Compensation
Committee Effective Upon Separation:
▶ Compensation (Chair)
▶ Governance

Biography

Mr. Glenn serves as the Chair of our Governance Committee and will serve as Chair of our Compensation Committee upon completion of the Separation. Mr. Glenn currently serves as a Senior Advisor to Oak Hill Capital Partners, a private equity firm. From 1998 until his retirement in December 2016, Mr. Glenn served as the Executive Vice President—Market Development and Corporate Communications of FedEx Corporation, a global provider of supply chain, transportation, business and related information services. From 2000-2016, Mr. Glenn also served as President and Chief Executive Officer of FedEx Corporate Services, responsible for all marketing, sales, customer service and retail operations functions for all FedEx Corporation operating companies including FedEx Office.

Skills & Qualifications

Mr. Glenn brings extensive strategic, marketing and communications experience to our Board from his service as one of the top leaders at FedEx Corporation. He has been an active participant in the development of our strategic plans, and a strong proponent for strengthening our branding and marketing initiatives.

Other Public Board Service:

CenturyLink, Inc. (2017-present); Level 3 Communications, Inc. (2012–2017); Renasant Corporation (2008–2012); Deluxe Corporation (2004–2007)

Theodore L. Harris

Age: 53
Director Since: Effective Upon Separation
Committee Effective Upon Separation:
▶ Audit and Finance

Biography

Since 2015, Mr. Harris has been the Chief Executive Officer and a director of Balchem Corporation, a provider of specialty performance ingredients and products for the food, nutritional, feed, pharmaceutical, medical sterilization and industrial industries. Since 2017, Mr. Harris has served as Chairman of Balchem Corporation's board of directors. Prior to joining Balchem, Mr. Harris spent 11 years at Ashland, Inc., a global specialty chemical provider in a wide variety of markets and applications, including architectural coatings, adhesives, automotive, construction, energy, food and beverage, personal care, and pharmaceutical. Mr. Harris served in a variety of senior management positions at Ashland, Inc., serving most recently as Senior Vice President, President Performance Materials, from 2014 to 2015. Prior to this position, from 2011 to 2014, Mr. Harris served as Senior Vice President, President Performance Materials & Ashland Supply Chain, and prior to that, Vice President, President Performance Materials & Ashland Supply Chain. Between 1993 and 2004, Mr. Harris served in a variety of senior level roles for FMC Corporation, where he last served as General Manager of the Food Ingredients Business. Mr. Harris' nomination will be put to a vote at the Annual General Meeting only if the Separation has occurred prior to the Annual General Meeting.

Skills & Qualifications

Mr. Harris brings to our Board broad managerial, international, operational and sales experience, as well as his track record developing worldwide marketing strategies and his strong connectivity to consumer end markets.

Other Public Board Service:

Balchem Corporation (2015-present)

David H. Y. Ho

Age: 58
Director Since: 2007
Committee Served:
  ▶ Audit and Finance

Biography
Mr. Ho is Chairman and founder of Kiina Investment Limited, a venture capital firm that invests in start-up companies in the technology, media, and telecommunications industries, and has significant executive experience with global technology companies. From 2007 until his retirement in 2008, he served as the Chairman of the Greater China Region for Nokia Siemens Networks, a telecommunications infrastructure company that is a joint venture between Finland-based Nokia Corporation and Germany-based Siemens AG. Between 2002 and 2007, Mr. Ho served in various capacities for Nokia China Investment Limited, the Chinese operating subsidiary of Nokia Corporation, a multinational telecommunications company. Mr. Ho is also a director of China COSCO Shipping Corporation, formerly China Ocean Shipping Company, a Chinese state owned enterprise (since 2016), and China Mobile Communications Corporation, a Chinese state owned enterprise (since 2016), and was a director of Sinosteel Corporation from 2008 to 2012 and Dong Fang Electric Corporation from 2009 to 2015. Upon completion of the Separation, Mr. Ho will resign as a director of Pentair and will join the board of directors of nVent. Mr. Ho's nomination will be put to a vote at the Annual General Meeting only if the Separation has not occurred prior to the Annual General Meeting.

Skills & Qualifications
Mr. Ho brings extensive experience and business knowledge of global markets in diversified industries, with a strong track record in establishing and building businesses in China, and management expertise in operations, mergers, acquisitions and joint ventures in the area.

Other Public Board Service:
Qorvo, Inc. (2015–present); Air Products and Chemicals, Inc. (2013–present); Owens-Illinois Inc. (2008–2012), 3Com Corporation (2008–2010)

Randall J. Hogan

Age: 62
Director Since: 1999

Biography
Since January 1, 2001, Mr. Hogan has been our Chief Executive Officer. Mr. Hogan became Chairman of the Board on May 1, 2002. From December 1999 through December 2000, Mr. Hogan was our President and Chief Operating Officer. From March 1998 to December 1999, he was Executive Vice President and President of our Electrical and Electronic Enclosures Group. Mr. Hogan also held leadership roles with United Technologies Corporation as President of the Carrier Transicold Division; Pratt & Whitney Industrial Turbines as Vice President and General Manager; General Electric Company in executive positions in a variety of functions such as marketing, product management, and business development and planning; and McKinsey & Company as a consultant. Upon completion of the Separation, Mr. Hogan will retire as our Chairman and Chief Executive Officer, resign as a director of Pentair and will join the board of directors of nVent, serving as Chairman. Mr. Hogan's nomination will be put to a vote at the Annual General Meeting only if the Separation has not occurred prior to the Annual General Meeting.

Skills & Qualifications
Mr. Hogan has significant leadership experience both with us and predecessor employers demonstrating a wealth of operational management, strategic, organizational and business transformation acumen. His deep knowledge of business in general and our businesses, strengths and opportunities in particular, as well as his experience as a director in two other complex global public companies allow him to make significant contributions to the Board.

Other Public Board Service:
Medtronic plc (2015–present); Covidien plc (2007–2015)

David A. Jones

Age: 68
Director Since: 2003
Committee Served:
- ▶ Compensation (Chair)
- ▶ Governance

Committee Effective Upon Separation:
- ▶ Compensation
- ▶ Governance

Biography

Mr. Jones serves as the Chair of our Compensation Committee and will serve as Chairman of the Board upon completion of the Separation. Since 2008, Mr. Jones has been Senior Advisor to Oak Hill Capital Partners, a private equity firm. In 2017, Mr. Jones was appointed to the board of directors of Checkers Drive-In Restaurants, Inc., a leading national restaurant chain; in 2016, Mr. Jones was appointed to the board of directors of Imagine! Print Solutions, a provider of in-store marketing solutions; and in 2012, Mr. Jones was appointed to the board of directors of Earth Fare, Inc., one of the largest natural food retailers in the U.S., all of which are privately owned by Oak Hill Capital Partners. Between 1996 and 2007, Mr. Jones was Chairman and Chief Executive Officer of Spectrum Brands, Inc. (formerly Rayovac Corporation), a global consumer products company with major businesses in batteries, lighting, shaving/grooming, personal care, lawn and garden, household insecticide and pet supply product categories. Mr. Jones also served in leadership roles with Rayovac, Spectrum Brands, Thermoscan and The Regina Company.

Skills & Qualifications

Mr. Jones' extensive management experience with both public and private companies and private equity funds, coupled with his global operational, financial and mergers and acquisitions expertise, have given the Board invaluable insight into a wide range of business situations. Mr. Jones has served on each of our Board Committees, which has given him an understanding of the impact on us of a wide range of business situations.

Other Public Board Service:

Dave & Buster's Holdings, Inc. (2010–2016); The Hillman Group (2010–2014); Simmons Bedding Company (2000–2010); Spectrum Brands, Inc. (1996–2007); Tyson Foods, Inc. (1995–2005)

Ronald L. Merriman

Age: 73
Director Since: 2004
Committee Served:
- ▶ Audit and Finance

Biography

Mr. Merriman has served as Managing Director of Merriman Partners and Managing Director of O'Melveny & Myers LLP. He is the retired Vice Chair of KPMG, a global accounting and consulting firm, where he served for 30 years in various positions, including as a member of the Executive Management Committee and as a member of the Board of Directors. Mr. Merriman also led KPMG's Global Transportation & Logistics Practice and its Global Healthcare Practice and served as its U.S. Liaison Partner for Asia. Upon completion of the Separation, Mr. Merriman will resign as a director of Pentair and will join the board of directors of nVent. Mr. Merriman's nomination will be put to a vote at the Annual General Meeting only if the Separation has not occurred prior to the Annual General Meeting.

Skills & Qualifications

Mr. Merriman's extensive accounting and financial background has strengthened our Audit and Finance Committee and its processes. In addition, his global experience has assisted us in our expansion into overseas markets.

Other Public Board Service:

Aircastle Limited (2006–present); Realty Income Corporation (2005–present); Haemonetics Corporation (2005–2017)

William T. Monahan

Age: 70
Director Since: 2001
Committee Served:
▶ Compensation
▶ Governance

Biography

Mr. Monahan serves as our Lead Director. In 2006, Mr. Monahan served as a director and the Interim Chief Executive Officer of Novelis, Inc., a global leader in aluminum rolled products and aluminum can recycling. From 1995 to 2004, Mr. Monahan was Chairman of the board of directors and Chief Executive Officer of Imation Corp., a manufacturer of magnetic and optical data storage media. He was involved in worldwide marketing with Imation and prior to that he held numerous leadership roles at 3M Company. Upon completion of the Separation, Mr. Monahan will resign as a director of Pentair and will join the board of directors of nVent. Mr. Monahan's nomination will be put to a vote at the Annual General Meeting only if the Separation has not occurred prior to the Annual General Meeting.

Skills & Qualifications

Mr. Monahan brings to our Board a wealth of global operational and management experience, as well as a deep understanding of our businesses gained as a long serving member of our Board. Mr. Monahan has extensive service as a board member and chief executive officer at companies in a number of different industries. His broad international perspective on business operations has been instrumental as we become more global.

Other Public Board Service:

The Mosaic Company (2004–present); Hutchinson Technology, Inc. (2000–2013); Solutia Inc. (2008–2012); Novelis, Inc. (2005–2007); Imation Corp. (1995–2004)

Matthew H. Peltz

Age: 35
Director Since: Effective Upon Separation
Committee Effective Upon Separation:
▶ Compensation
▶ Governance

Biography

Mr. Peltz is a Partner at Trian Fund Management, L.P., a multi-billion dollar investment management firm, and has served as a member of its investment team since 2008. As a senior member of the investment team, Mr. Peltz identifies new opportunities, works with management to improve operating performance and drive earnings growth, leads due diligence on potential investments and focuses on environmental, social and governance (ESG) matters. Since September 2015, Mr. Peltz has attended meetings of our Board in an observer capacity. Previously, he was a director of the former parent company of Arby's® from September 2012 to December 2015. Prior to joining Trian, Mr. Peltz was with Goldman Sachs & Co., a global investment banking, securities and investment management firm, from May 2006 to January 2008. Mr. Peltz's nomination will be put to a vote at the Annual General Meeting only if the Separation has occurred prior to the Annual General Meeting.

Skills & Qualifications

Mr. Peltz brings to our Board expertise in the areas of corporate strategy development, finance, accounting, mergers & acquisitions and the broader industrial sector. He has worked with numerous public companies to implement operational, strategic and corporate governance improvements.

Other Public Board Service:

The Wendy's Company (2015-present)

Michael T. Speetzen

Age: 48
Director Since: Effective Upon Separation
Committee Effective Upon Separation:
▶ Audit and Finance

Biography
Since 2015, Mr. Speetzen has been Executive Vice President, Finance and Chief Financial Officer of Polaris Industries Inc., a global powersports leader with a product line-up that includes side-by-side and all-terrain off-road vehicles; motorcycles; moto-roadsters; and snowmobiles. From 2011 to 2015, Mr. Speetzen was Senior Vice President, Finance and Chief Financial Officer of Xylem Inc., a leading global water technology equipment and service provider. Prior to joining Xylem, Mr. Speetzen served as Vice President and Chief Financial Officer of ITT Fluid and Motion Control from 2009 to 2011, Chief Financial Officer for the StandardAero division of the private equity firm Dubai Aerospace Enterprise Ltd. from 2007 to 2009, and various positions of increasing responsibility in the finance functions at Honeywell International, Inc. and General Electric Company. Mr. Speetzen's nomination will be put to a vote at the Annual General Meeting only if the Separation has occurred prior to the Annual General Meeting.

Skills & Qualifications
Mr. Speetzen brings to our Board extensive financial experience and knowledge of global markets and transacting international business.

John L. Stauch

Age: 53
Director Since: Effective Upon Separation

Biography
Upon completion of the Separation, Mr. Stauch will become Chief Executive Officer of Pentair. Since 2007, Mr. Stauch has been Executive Vice President and Chief Financial Officer of Pentair. Prior to joining Pentair, Mr. Stauch served as Chief Financial Officer of the Automation and Control Systems unit of Honeywell International Inc. from 2005 to 2007. Previously, Mr. Stauch served as Chief Financial Officer and Information Technology Director of PerkinElmer Optoelectronics and various executive, investor relations and managerial finance positions within Honeywell International Inc. and its predecessor AlliedSignal Inc. (1994-2005). Mr. Stauch's nomination will be put to a vote at the Annual General Meeting only if the Separation has occurred prior to the Annual General Meeting.

Skills & Qualifications
Mr. Stauch brings to our Board extensive knowledge of Pentair as our Executive Vice President and Chief Financial Officer since 2007 and extensive experience as a financial executive with many aspects of public company strategy and operations.

Other Public Board Service:
Deluxe Corporation (2016-present)

Billie Ida Williamson

Age: 65
Director Since: 2014
Committee Served:
    ▶ Audit and Finance
Committee Effective Upon Separation:
    ▶ Governance (Chair)
    ▶ Compensation

Biography

Upon completion of the Separation, Ms. Williamson will serve as Chair of our Governance Committee. Ms. Williamson has over three decades of experience auditing public companies as an employee and partner of Ernst & Young LLP. From 1998 until December 2011, Ms. Williamson served Ernst & Young as a Senior Assurance Partner. Ms. Williamson was also Ernst & Young's Americas Inclusiveness Officer, a member of its Americas Executive Board, which functions as the Board of Directors for Ernst & Young dealing with strategic and operational matters, and a member of the Ernst & Young U.S. Executive Board responsible for partnership matters for the firm.

Skills & Qualifications

Ms. Williamson brings to our Board extensive financial and accounting knowledge and experience, including her service as a principal financial officer, as an independent auditor to numerous Fortune 250 companies and as a member of the board of directors of other companies, as well as her broad experience with SEC reporting and her professional training and standing as a Certified Public Accountant.

Other Public Board Service:

XL Group Ltd. (2018–present); CSRA Inc. (2015–present); Janus Capital Group Inc. (2015–2017); Exelis Inc. (2012–2015); Annie's Inc. (2012–2014)

DIRECTOR INDEPENDENCE

The Board, based on the recommendation of the Governance Committee, determines the independence of each director based upon the New York Stock Exchange listing standards and the categorical standards of independence included in our Corporate Governance Principles. Based on these standards, the Board has affirmatively determined that all of our non-employee director nominees (i.e., Ms. Bryan, Ms. Williamson and Messrs. Burris, Esculier, Garden, Glenn, Harris, Ho, Jones, Merriman, Monahan, Peltz and Speetzen) are independent and have no material relationship with us (including our directors and officers) that would interfere with their exercise of independent judgment. The Board has affirmatively determined that Randall J. Hogan (Chief Executive Officer) and John L. Stauch (Senior Vice President and Chief Financial Officer) are not independent.

In determining independence, our Board and Governance Committee consider circumstances where a director serves as an employee of another company that is a customer or supplier. The Board and Committee have reviewed each of these relationships, which are set forth below. In every case, the relationship involves sales to or purchases from the other company that, for each of 2015 through 2017, were (a) less than the greater of $1 million or 2% of that organization's consolidated gross revenues during each of 2017, 2016 and 2015; and (b) not of an amount or nature that impeded the director's exercise of independent judgment.

Director	Relationship(s) Considered
Ms. Bryan	Chief Financial Officer, Insight Enterprises, Inc.
Mr. Esculier	Chief Executive Officer of WABCO Holdings, Inc.
Mr. Glenn	Senior Advisor, Oak Hill Capital Partners; Former Executive Vice President – Market Development and Corporate Communications, FedEx Corporation; Former President and Chief Executive Officer – FedEx Corporate Services
Mr. Jones	Senior Advisor, Oak Hill Capital Partners

DIRECTOR QUALIFICATIONS; DIVERSITY AND TENURE

The Governance Committee and the Board recognize that the Board's contributions and effectiveness depend on the character and abilities of each director individually as well as on their collective strengths. Accordingly, the Committee and the Board evaluate candidates based on several criteria. Directors are chosen with a view to bringing to the Board a variety of experience and backgrounds and establishing a core of business advisers with financial and management expertise. The Committee and the Board also consider candidates with substantial experience outside the business community, such as in the public, academic or scientific communities. In addition, the Committee and the Board consider the tenure of incumbent directors, with the goal of having a mix of shorter-tenured directors who provide fresh perspectives and longer-tenured directors who provide experience regarding our company and its business.

When considering candidates for election as directors, the Committee and the Board are guided by the following principles, found in our Corporate Governance Principles:

▶ at least a majority of the Board must consist of independent directors;
▶ each director should be chosen without regard to gender, sexual orientation, race, religion or national origin;
▶ each director should be an individual of the highest character and integrity and have an inquiring mind, vision and the ability to work well with others;

▶ each director should be free of any conflict of interest that would violate any applicable law or regulation or interfere with the proper performance of his or her responsibilities as a director;
▶ each director should possess substantial and significant experience that could be important to us in the performance of his or her duties;
▶ each director should have sufficient time available to devote to our affairs; and
▶ each director should have the capacity and desire to represent the balanced, best interests of the shareholders as a whole and not primarily the interests of a special interest group or constituency and be committed to enhancing long-term shareholder value.

Our policies on director qualifications emphasize our commitment to diversity at the Board level – diversity not only of gender, sexual orientation, race, religion or national origin but also diversity of experience, expertise and training. The Governance Committee in the first instance is charged with observing these policies, and strives in reviewing each candidate to assess the fit of his or her qualifications with the needs of the Board and our company at that time, given the then current mix of directors' attributes. Board composition, effectiveness and processes are all subject areas of our annual Board self-assessment, which is described in more detail below under "Board and Committee Self-Assessments."

SHAREHOLDER RECOMMENDATIONS, NOMINATIONS AND PROXY ACCESS

Our Corporate Governance Principles provide that the Governance Committee will consider persons properly recommended by shareholders to become nominees for election as directors in accordance with the criteria described above under "Directors Qualifications; Diversity and Tenure." Recommendations for consideration by the Governance Committee, together with appropriate biographical information concerning each proposed nominee, should be sent in writing to c/o Corporate Secretary, Pentair plc, 43 London Wall, London, EC2M 5TF, United Kingdom.

Our Articles of Association set forth procedures to be followed by shareholders who wish to nominate candidates for election as directors in connection with an Annual General Meeting. All such nominations must be accompanied by certain background and other information specified in the Articles of Association

and submitted within the timing requirements set forth in the Articles of Association. See "Shareholder Proposals and Nominations for the 2019 Annual General Meeting" below for more information.

In addition, eligible shareholders may under certain circumstances be able to nominate and include in our proxy materials a specified number of candidates for election as directors under the proxy access provisions in our Articles of Association. All such nominations must be accompanied by certain background and other information specified in our Articles of Association and submitted within the timing requirements set forth in our Articles of Association. See "Shareholder Proposals and Nominations for the 2019 Annual General Meeting of Shareholders" below for more information.

CORPORATE GOVERNANCE MATTERS

THE BOARD'S ROLE AND RESPONSIBILITIES

Risk Oversight

At the direction of our Board, we have instituted an enterprise-wide risk management system to assess, monitor and mitigate risks that arise in the course of our business. The Board has determined that the Board as a whole, and not a separate committee, will oversee our risk management process. Each of our Board Committees has historically focused and continues to focus on specific risks within their respective areas of responsibility, but the Board believes that the overall enterprise risk management process is more properly overseen by the full Board. Our chief financial officer and general counsel are the primary personnel responsible to the Board in the planning, assessment and reporting of our risk profile. The Board reviews an assessment of, and a report on, our risk profile on a regular basis.

Oversight in Company Strategy

At least once per year, the Board and senior management engage in an in-depth strategic review of the Company's outlook and strategies which is designed to create long-term shareholder value and serves as the foundation upon which goals are established. Throughout the year, the Board then monitors management's progress against such goals.

Oversight in Succession Planning

The Board views their role in succession planning and talent development as a key responsibility. At least once annually, usually as part of the annual talent review process, the Board discusses and reviews the succession plans for the Chief Executive Officer position and other executive officers and key contributors. The Directors become familiar with potential successors for key management positions through various means, including annual talent reviews, presentations to the Board, and communications outside of meetings. Our succession planning process is an organization-wide practice designed to proactively identify, develop and retain the leadership talent that is critical for our future business success.

Communicating with Shareholders and Other Stakeholders

We believe that maintaining an active dialogue with our shareholders is important to our long-term success. We value the opinions of our shareholders and other stakeholders and welcome their views throughout the year on key issues. During 2017, we continued our shareholder outreach on executive compensation and corporate governance matters. Our 2017 shareholder outreach included 21 of our largest shareholders representing 62% of our outstanding shares.

If you wish to communicate with the Board, non-management directors as a group or any individual director, including the Lead Director, you may send a letter addressed to the relevant party, c/o Corporate Secretary, Pentair plc, 43 London Wall, London, EC2M 5TF, United Kingdom. Any such communications will be forwarded directly to the relevant addressee(s).

Policies and Procedures Regarding Related Person Transactions

Our Board has adopted written policies and procedures regarding related person transactions. For purposes of these policies and procedures:

▶ a "related person" means any of our directors, executive officers or 5% shareholders or any of their immediate family members; and

▶ a "related person transaction" generally is a transaction (including any indebtedness or a guarantee of indebtedness) in which we were or are a participant and the amount involved exceeds $50,000, and in which a related person had or will have a direct or indirect material interest.

Potential related person transactions must be disclosed in the manner required in our Articles of Association and be brought to the attention of the Governance Committee directly or to the General Counsel for transmission to the Committee. Disclosure to the Committee should occur before, if possible, or as soon as practicable after the related person transaction is effected, but in any event as soon as practicable after the executive officer or director becomes aware of the related person transaction. The Committee's decision whether to approve or ratify a related person transaction is to be made in light of a number of factors, including the following:

▶ whether the terms of the related person transaction are fair to us and on terms at least as favorable as would apply if the other party had no affiliation with any of our directors, executive officers or 5% shareholders;

▶ whether there are demonstrable business reasons for us to enter into the related person transaction;

▶ whether the related person transaction could impair the independence of a director under our Corporate Governance Principles' standards for director independence; and

▶ whether the related person transaction would present an improper conflict of interest for any of our directors or executive officers, taking into account the size of the transaction, the overall financial position of the director or executive officer, the direct or indirect nature of the interest of the director or executive officer in the transaction, the ongoing nature of any proposed relationship, and any other factors the Committee deems relevant.

We had no related person transactions during 2017. To our knowledge, no related person transactions are currently proposed.

BOARD STRUCTURE AND PROCESSES

We and our Board are committed to the highest standards of corporate governance and ethics. As part of this commitment, the Board has adopted a set of Corporate Governance Principles that sets out our policies on:

▶ selection and composition of the Board;

▶ Board leadership;

▶ Board composition and performance;

▶ responsibilities of the Board;

▶ the Board's Relationship to senior management;

▶ meeting procedures;

▶ Committee matters; and

▶ succession planning and leadership development.

The Board regularly reviews and, if appropriate, revises the Corporate Governance Principles and other governance instruments, including the charters of its Audit and Finance, Compensation and Governance Committees, in accordance with rules of the SEC and the NYSE. The Board has also adopted a Code of Business Conduct and Ethics and has designated it as the code of ethics for our Chief Executive Officer and senior financial officers.

Copies of these documents are available, free of charge, on our website at http://www.pentair.com/en/about-us/leadership/corporate-governance.

Board Leadership Structure

We do not have a policy requiring the positions of Chairman of the Board and Chief Executive Officer to be held by different persons. Rather, the Board has the discretion to determine whether the positions should be combined or separated. Since 2002, our Chief Executive Officer has also been the Chairman of the Board. The Board believes that this leadership structure has historically worked well for several reasons, among them:

▶ We historically have had a super-majority of independent directors, with our Chief Executive Officer the only employee serving as a director since 2007.

▶ Since 2003 – more than 14 years – an independent member of the Board has served as our Lead Director (see below).

▶ Our Lead Directors have served as an effective communication channel, both between the independent Board members and the Chief Executive Officer as well as among the independent Board members.

▶ Our independent directors meet in executive session without the Chief Executive Officer present at every regular meeting of the Board.

▶ Our annual Board assessment process addresses issues of Board structure and director performance.

However, our Board has determined that in connection with Mr. Stauch becoming our Chief Executive Officer upon completion of the Separation, it would be appropriate to separate the positions of Chairman of the Board and Chief Executive Officer. Upon completion of the Separation, Mr. Jones, an independent member of the Board, will serve as Chairman of the Board. Our Lead Director is selected each year by our independent directors. Mr. Monahan has served as our Lead Director since 2008. The role of the Lead Director is to provide independent leadership to the Board, act as liaison between and among the non-employee directors and our company, and to seek to ensure that the Board operates independently of management. The Lead Director's principal responsibilities include:

- chairing the Board in the absence of the Chief Executive Officer;
- presiding over all executive sessions of the Board;
- in conjunction with the Chairman of the Compensation Committee, reporting to the Chief Executive Officer on the Board's annual review of his performance;
- in conjunction with the Chairman of the Board, approving the agenda for Board meetings, including scheduling to assure sufficient time for discussion of all agenda items;

- in conjunction with the Chairman of the Board and Committee Chairs, ensuring an appropriate flow of information to the Directors;
- holding one-on-one discussions with individual directors where requested by directors or the Board; and
- carrying out other duties as requested by the Board.

Given that after the Separation we will have an independent member of our Board as Chairman of the Board, we will no longer have a Lead Director.

Board and Committee Self–Assessments

The Board annually conducts a self-assessment of the Board and each Committee. The assessment process consists of a written evaluation comprising both quantitative scoring and narrative comments on a range of topics, including the composition and structure of the Board, the type and frequency of communications and information provided to the Board and the Committees, the Board's effectiveness in carrying out its functions and responsibilities, the effectiveness of the Committee structure, directors' preparation and participation in the meetings and the values and culture displayed by the Board members. The evaluation responses are compiled by a third party and shared with the Lead Director and Governance Committee Chair who lead a discussion of the assessment results at the following Board meeting.

In addition, a verbal assessment is conducted in independent executive session at the end of every Board and Committee meeting.

Board Education

Board education is an ongoing, year-round process, which begins when a director joins our Board. Upon joining our Board, new directors are provided with a comprehensive orientation to our company, including our business, strategy and governance. For example, new directors typically participate in one-on-one introductory meetings with our senior business and functional leaders. On an ongoing basis, directors receive presentations on a variety of topics related to their work on the Board and within the industry, both from senior management and from experts outside of the company. Directors may also enroll in continuing education programs sponsored by third parties at our expense.

COMMITTEES OF THE BOARD

The Board has three standing committees comprised solely of independent directors: the Audit and Finance Committee, the Compensation Committee and the Governance Committee. The committee members generally also meet in executive session without management present at each meeting.

6	**MEETINGS OF THE PENTAIR BOARD OF DIRECTORS**

8	Meetings of the Audit and Finance Committee	**5**	Meetings of the Compensation Committee	**4**	Meetings of the Governance Committee

Audit and Finance Committee

Role:	The Audit and Finance Committee is responsible, among other things, for assisting the Board with oversight of our accounting and financial reporting processes, oversight of our financing strategy, investment policies and financial condition, and audits of our financial statements. These responsibilities include the integrity of the financial statements, compliance with legal and regulatory requirements, the independence and qualifications of our external auditor and the performance of our internal audit function and of the external auditor. The Committee is directly responsible for the appointment, compensation, evaluation, terms of engagement (including retention and termination) and oversight of the independent registered public accounting firm. The Committee holds meetings periodically with our independent and internal auditors, the Board and management to review and monitor the adequacy and effectiveness of reporting, internal controls, risk assessment and compliance with our policies.
Members:	Glynis A. Bryan (Chair), Jacques Esculier, David H.Y. Ho, Ronald L. Merriman and Billie Ida Williamson. All members have been determined to be independent under SEC and NYSE rules. Effective upon the completion of the Separation, the members of the Audit and Finance Committee will be Glynis A. Bryan (Chair), Jacques Esculier, Theodore L. Harris and Michael T. Speetzen.
Report:	You can find the Audit and Finance Committee Report under "Audit and Finance Committee Report" of this Proxy Statement.
Financial Experts:	The Board has determined that all members of the Committee are financially literate under NYSE rules and qualify as "audit committee financial experts" under SEC standards.

Compensation Committee

Role:	The Compensation Committee sets and administers the policies that govern executive compensation. This includes establishing and reviewing executive base salaries and administering cash bonus and equity-based compensation under the Pentair plc 2012 Stock and Incentive Plan. The Committee also sets the Chief Executive Officer's compensation based on the Board's annual evaluation of his performance. The Committee has engaged Aon Hewitt, a human resources consulting firm, to aid the Committee in its annual review of our executive compensation programs for continuing appropriateness and reasonableness and to make recommendations regarding executive officer compensation levels and structures. In reviewing our compensation programs, the Committee also considers other sources to evaluate external market, industry and peer company practices. Information regarding the independence of Aon Hewitt is included under "Compensation Discussion and Analysis – Compensation Consultant." A more complete description of the Compensation Committee's practices can be found under "Compensation Discussion and Analysis" under the headings "Comparative Framework" and "Compensation Consultant."
Members:	David A. Jones (Chair), Jerry W. Burris, Edward P. Garden, T. Michael Glenn and William T. Monahan. All members have been determined to be independent under SEC and NYSE rules. Effective upon the completion of the Separation, the members of the Compensation Committee will be T. Michael Glenn (Chair), David A. Jones, Matthew H. Peltz and Billie Ida Williamson.
Report:	You can find the Compensation Committee Report under "Compensation Committee Report" of this Proxy Statement.

Governance Committee	
Role:	The Governance Committee is responsible for, among other things, identifying individuals qualified to become directors and recommending nominees to the Board for election at Annual General Meetings. In addition, the Committee monitors developments in director compensation and, as appropriate, recommends changes in director compensation to the Board. The Committee is also responsible for reviewing annually and recommending to the Board changes to our corporate governance principles and administering the annual Board and Board Committee self-assessment. Finally, the Committee oversees public policy matters and compliance with our Code of Business Conduct and Ethics.
Members:	T. Michael Glenn (Chair), Jerry W. Burris, Edward P. Garden, David A. Jones and William T. Monahan. All members have been determined to be independent under NYSE rules. Effective upon the completion of the Separation, the members of the Governance Committee will be Billie Ida Williamson (Chair), T. Michael Glenn, David A. Jones and Matthew H. Peltz.

ATTENDANCE AT MEETINGS

The Board held six meetings in 2017. Members of the Board are expected to attend all scheduled meetings of the Board and the Committees on which they serve and all shareholder meetings. In each regularly scheduled meeting, the independent directors also met in executive session, without the Chief Executive Officer or other members of management present. All directors attended at least 75% of the aggregate of all meetings of the Board and all meetings of the Committees on which they served during the period for which such persons served as directors in 2017, with an average attendance of over 98%. We expect our directors to attend our Annual General Meetings. All the directors in office attended the 2017 Annual General Meeting in person, except for Mr. Davidson, who attended by telephone.

DIRECTOR COMPENSATION

Director compensation is recommended by the Governance Committee and approved by the Board. We use a combination of cash and equity-based incentive compensation to attract and retain qualified directors. Compensation of our directors reflects our belief that a significant portion of directors' compensation should be tied to long-term growth in shareholder value. Mr. Hogan, our CEO, is our only employee director; he receives no separate compensation for his Board service. Directors do not receive fees for meeting attendance.

Director Retainers

The annual retainers for non-employee directors' service on the Board and Board Committees in 2017 were as follows:

Board Retainer	$120,000
Lead Director Supplemental Retainer	$30,000
Audit and Finance Committee Chair Supplemental Retainer	$25,000
Compensation Committee Chair Supplemental Retainer	$20,000
Governance Committee Chair Supplemental Retainer	$15,000
Audit and Finance Committee Retainer	$12,500
Other Committee Retainer (per committee)	$6,250

During 2017, Aon Hewitt reviewed our director compensation in light of the anticipated changes to Pentair's peer group for benchmarking executive compensation following the Separation. As a result of such review, the annual retainers for non-employee directors' service on the Board and Board Committees will be reduced after the Separation in 2018 as follows:

Board Retainer	$80,000
Non-Employee Director Chair	$140,000
Lead Director Supplemental Retainer	$30,000
Audit and Finance Committee Chair Supplemental Retainer	$20,000
Compensation Committee Chair Supplemental Retainer	$15,000
Governance Committee Chair Supplemental Retainer	$12,000
Audit and Finance Committee Retainer	$12,500
Other Committee Retainer (per committee)	$7,500

Equity Awards

Non-employee directors also receive an annual grant of options and restricted stock units under the Pentair plc 2012 Stock and Incentive Plan ("Pentair plc 2012 Stock and Incentive Plan") as a part of their compensation unless a director has not met the stock ownership guidelines described below, in which case a director only receives a grant of restricted stock units. Options are exercisable at the closing price of our stock on the date of grant, have a ten-year term and vest in three installments on the first, second and third anniversaries of the grant date.

Restricted stock units vest on the first anniversary of the grant date. Each restricted stock unit represents the right to receive one of our ordinary shares upon vesting and includes one dividend equivalent unit, which entitles the holder to all cash dividends declared on one of our ordinary shares from and after the date of grant. Beginning in 2018, all non-employee directors will receive the full value of the annual equity grant in the form of restricted stock units and will no longer receive an annual grant of options.

Stock Ownership Guidelines for Non-Employee Directors

STOCK OWNERSHIP FOR DIRECTORS SERVING AS OF DECEMBER 31, 2017

	Share Ownership (1)	12/31/17 Market Value ($)(2)	Ownership Guideline ($)	Meets Guideline
Glynis A. Bryan	23,498	1,659,429	600,000	Yes
Jerry W. Burris	24,892	1,757,873	600,000	Yes
Carol Anthony (John) Davidson	15,714	1,109,723	600,000	Yes
Jacques Esculier	7,176	506,769	600,000	No(3)
Edward P. Garden	15,411,807(4)	1,088,381,810	600,000	Yes
T. Michael Glenn	20,352	1,437,258	600,000	Yes
David H. Y. Ho	11,868	838,118	600,000	Yes
David A. Jones	41,251	2,913,146	600,000	Yes
Ronald L. Merriman	21,369	1,509,079	600,000	Yes
William T. Monahan	54,827	3,871,883	600,000	Yes
Billie I. Williamson	7,498	529,509	600,000	No(3)

(1) The amounts in this column include ordinary shares owned by the director, both directly and indirectly, and unvested restricted stock units.

(2) Based on the closing market price for our ordinary shares on December 29, 2017 of $70.62.

(3) Non-employee directors have until the later of five years after their election or appointment as a director to meet the stock ownership guideline. Mr. Esculier and Ms. Williamson were first appointed as directors in 2014.

(4) Includes 15,410,685 shares owned by certain funds and investment vehicles managed by Trian, which Mr. Garden may be deemed to indirectly beneficially own, as described in further detail in the section titled "Security Ownership" below. These shares are deemed to be held by Mr. Garden for purposes of the stock ownership guidelines.

Director Compensation Table

The table below summarizes the compensation that we paid to non-employee directors for 2017.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Glynis A. Bryan	151,250	65,020	64,999	-	-	-	281,269
Jerry W. Burris	132,500	65,020	64,999	-	-	-	262,519
Carol Anthony (John) Davidson	120,000	65,020	64,999	-	-	-	250,019
Jacques Esculier	132,500	129,982		-	-	-	262,482
Edward P. Garden(3)	132,500	65,020	64,999	-	-	-	262,519
T. Michael Glenn	147,500	65,020	64,999	-	-	-	277,519
David H. Y. Ho	132,500	65,020	64,999	-	-	-	262,519
David A. Jones	152,500	65,020	64,999	-	-	-	282,519
Ronald L. Merriman	138,750	65,020	64,999	-	-	-	268,769
William T. Monahan	162,500	65,020	64,999	-	-	-	292,519
Billie I. Williamson	132,500	129,982		-	-	-	262,482

(1) The amounts in column (c) represent the aggregate grant date fair value, computed in accordance with Accounting Standards Codification 718 ("ASC 718"), of restricted stock units granted during 2017. Assumptions used in the calculation of these amounts are included in footnote 15 to our audited financial statements for the year ended December 31, 2017 included in our Annual Report on Form 10-K filed with the SEC on February 27, 2018. Mr. Esculier and Ms. Williamson only received a grant of restricted stock units because they have not met the stock ownership guidelines as described above. As of December 31, 2017, each director had the unvested restricted stock units and deferred share units shown in the table below.

Name	Unvested Restricted Stock Units	Deferred Share Units
Glynis A. Bryan	1,122	5,067
Jerry W. Burris	1,122	-
Carol Anthony (John) Davidson	1,122	-
Jacques Esculier	2,243	-
Edward P. Garden	1,122	-
T. Michael Glenn	1,122	1,034
David H. Y. Ho	1,122	-
David A. Jones	1,122	29,325
Ronald L. Merriman	1,122	432
William T. Monahan	1,122	13,049
Billie I. Williamson	2,243	-

(2) The amounts in column (d) represent the aggregate grant date fair value, computed in accordance with ASC 718, of stock options granted during 2017. Assumptions used in the calculation of these amounts are included in footnote 15 to our audited financial statements for the year ended December 31, 2017 included in our Annual Report on Form 10-K filed with the SEC on February 27, 2018. As of December 31, 2017, each director had the outstanding stock options shown in the table below.

Name	Outstanding Stock Options
Glynis A. Bryan	56,019
Jerry W. Burris	38,819
Carol Anthony (John) Davidson	22,105
Jacques Esculier	-
Edward P. Garden	11,163
T. Michael Glenn	56,019
David H. Y. Ho	22,105
David A. Jones	38,819
Ronald L. Merriman	38,819
William T. Monahan	56,019
Billie I. Williamson	-

(3) Mr. Garden has advised us that, pursuant to his arrangement with Trian, he transfers to Trian, or holds for the benefit of Trian, all director compensation paid to him.

EXECUTIVE COMPENSATION

PROPOSAL 2

APPROVE, BY NON-BINDING ADVISORY VOTE, THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

 The Board recommends a vote **FOR** approval of the compensation of the Named Executive Officers

 See discussion beginning on page 34 for further information about the compensation of the Named Executive Officers

In accordance with Section 14A of the Securities Exchange Act of 1934, the Board is asking the shareholders to approve, by non-binding advisory vote, the compensation of the Named Executive Officers disclosed in the sections below titled "Compensation Discussion and Analysis" and "Executive Compensation Tables." We currently hold these votes annually.

Executive compensation is an important matter to the Board and the Compensation Committee and to our shareholders. We have designed our executive compensation programs to align executive and shareholder interests by rewarding the achievement of specific annual, longer-term and strategic goals that create long-term shareholder value. We believe that our executive compensation programs provide competitive compensation that will motivate and reward executives for achieving financial and strategic objectives, provide rewards commensurate with performance to incentivize the Named Executive Officers to perform at their highest levels, encourage growth and innovation, attract and retain the Named Executive Officers and other key executives and align our executive compensation with shareholders' interests through the use of equity-based incentive awards.

The Compensation Committee has overseen the development and implementation of our executive compensation programs in line with these compensation objectives. The Compensation Committee also continuously reviews, evaluates and updates our executive compensation programs to ensure that we provide competitive compensation that motivates the Named Executive Officers to perform at their highest levels while increasing long-term value to our shareholders.

With these compensation objectives in mind, the Compensation Committee has taken a number of compensation actions to align with our shareholders' interests, including the following:

▶ No automatic single trigger change in control vesting and excise tax gross-ups in new agreements with our executive officers.

▶ Annual cash incentives for the Named Executive Officers are based on performance goals that correlate strongly with two primary corporate objectives: improving the financial return from our businesses and strengthening our balance sheet through cash flow improvement and debt reduction.

▶ A significant portion of total compensation is "at risk" if certain performance goals are not satisfied or otherwise subject to our future performance.

▶ Executive officers must comply with robust stock ownership guidelines.

▶ Perquisites are generally limited to an annual cash allowance, subject to limited exceptions described below under the heading "Perquisites and Other Personal Benefits."

As described in detail under "Compensation Discussion and Analysis – Shareholder Outreach and Response to 2017 Say on Pay Vote," we engaged in a robust program of shareholder outreach in 2017 and have made significant changes to our compensation programs as a result.

These and other actions demonstrate our continued commitment to align executive compensation with shareholders' interests while providing competitive compensation to attract, motivate and retain the Named Executive Officers and other key executives. We will continue to review and adjust our executive compensation programs with these goals in mind to ensure the long-term success of our company and generate increased long-term value to our shareholders.

This non-binding advisory vote gives you an opportunity to express your views about our executive compensation programs. As we further align our executive compensation programs with the interests of our shareholders while continuing to retain key talented executives that drive our company's success, we ask that you approve the compensation of the Named Executive Officers.

The resolution in respect of this Proposal 2 is an ordinary resolution. The text of the resolution in respect of Proposal 2 is as follows:

"**IT IS RESOLVED**, that, on a non-binding, advisory basis, the compensation of Pentair plc's Named Executive Officers as disclosed in the Compensation Discussion and Analysis, the accompanying compensation tables and the related disclosures contained in Pentair plc's proxy statement is hereby approved."

VOTE REQUIREMENT

Approval, by non-binding advisory vote, of the compensation of the Named Executive Officers requires the affirmative vote of a majority of the votes cast in person or by proxy at the Annual General Meeting.

EACH OF THE BOARD AND THE COMPENSATION COMMITTEE RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS.

COMPENSATION COMMITTEE REPORT

The Committee has reviewed and discussed the following Compensation Discussion and Analysis with management and, based on such review and discussions, the Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2017.

THE COMPENSATION COMMITTEE

David A. Jones, Chair
Jerry W. Burris
Edward P. Garden
T. Michael Glenn
William T. Monahan

COMPENSATION DISCUSSION AND ANALYSIS

OVERVIEW OF COMPENSATION PROGRAM AND OBJECTIVES

The Compensation Committee sets and administers the policies that govern our executive compensation, including:

▶ establishing and reviewing executive base salaries;
▶ overseeing our annual incentive compensation plans;
▶ overseeing our long-term equity-based compensation plan;
▶ approving all awards under those plans;
▶ annually evaluating risk considerations associated with our executive compensation programs; and
▶ annually approving all compensation decisions for executive officers, including those for the Chief Executive Officer and the other officers named in the Summary Compensation Table below (collectively, the "Named Executive Officers").

The Committee believes that the most effective executive compensation program aligns executive initiatives with shareholders' economic interests. The Committee seeks to accomplish this by rewarding the achievement of specific annual, longer-term and strategic goals that create lasting shareholder value.

The Committee's specific objectives include:

▶ motivating and rewarding executives for achieving financial and strategic objectives;
▶ aligning management and shareholder interests by encouraging employee stock ownership;
▶ providing rewards commensurate with company performance;
▶ encouraging growth and innovation; and
▶ attracting and retaining top-quality executives and key employees.

To balance the objectives described above, our executive compensation program uses the following direct compensation elements:

▶ base salary, to provide fixed compensation competitive in the marketplace;
▶ annual incentive compensation, to reward short-term performance against specific financial targets; and
▶ long-term incentive compensation, to link management incentives to long-term value creation and shareholder return. We also provide retirement, a prerequisite allowance and other benefits, to attract and retain executives over the longer term.

The Compensation Committee reviews total compensation for executive officers and the relative levels of each of these forms of compensation against the Committee's goals. The mix of total direct compensation for 2017 for our CEO and the average of the other NEOs is shown in the chart below.

2017 DIRECT COMPENSATION MIX

CEO



- Base Salary
- Annual Incentives
- Long-Term Incentives
- At Risk

Other NEOs



- Base Salary
- Annual Incentives
- Long-Term Incentives
- At Risk

COMPENSATION COMMITTEE ACTIONS IN ANTICIPATION OF SEPARATION

The Compensation Committee of the Pentair Board of Directors has already taken a number of steps to prepare for the separation of our Electrical and Water businesses. We are targeting April 30, 2018 for the completion of the Separation. In anticipation of the Separation, the Committee has taken the following actions:

▶ **Selected New Executive Compensation Comparator Groups** - The Committee worked with its external compensation consultant to develop updated comparator groups for both companies, each of which will reflect their post-Separation business focus and size. The resulting peer groups were reviewed and approved by the Committee for 2018.

▶ **Established New Pay Ranges for Executive Officers** - The Committee also asked its independent compensation consultant to establish 2018 pay ranges for executive officers that reflect the industry focus and size of the new businesses. The resulting pay ranges guided compensation decisions for the executive officers for 2018 in each of our new businesses, aligning their pay with peers, industry norms and company size.

▶ **Replaced Legacy Key Executive Employment and Separation Agreements (KEESA)** - The Committee also is requiring that all outstanding legacy KEESAs be replaced at the time of the Separation with the new form of KEESA adopted by Pentair for any new hires since 2015. These KEESAs replace single-trigger vesting of cash and equity awards upon a change in control with double-trigger vesting and also eliminate excise tax gross-ups.

▶ **Separated 2018 Incentive Plans** - The Committee requested that separate annual and long-term incentive plans be established for the Electrical and Water businesses at the beginning of the 2018 fiscal year. While the Separation is targeted to be completed on April 30, 2018, the Committee wanted to ensure that the respective management teams were focused on their respective business goals for the entire year.

▶ **Validated 2018 Performance Measures** - The Committee expects to continue to use annual and long-term incentive measures focused on profit, growth, cash flow and return on equity. All of these measures are directly aligned with how we measure performance across both businesses.

▶ **Eliminated Flexible Perquisite Allowance** - Beginning on January 1, 2018, all executive officers who will continue to remain with our Electrical and Water businesses are no longer eligible for the Flexible Perquisite Allowance that was previously offered.

The Compensation Committees of both businesses will continue to closely review and evaluate the effectiveness of their respective executive compensation programs. Our pay-for-performance philosophy and desire to closely align the interest of our management teams with those of our shareholders, will continue to guide executive compensation decisions as we continue to prepare for the separation of our Electrical and Water businesses.

2017 BUSINESS RESULTS*

2017 marked another milestone year in the evolution of Pentair. Shortly after completing the sale of our Valves & Controls business to Emerson Electric Company, we announced our intent to separate into two publicly traded companies, which is expected to occur in the second quarter of 2018. Mr. Hogan, our Chairman & CEO, also announced his decision to retire at the time of the Separation.

The market environment improved in 2017 and significant restructuring and operating actions taken in 2016 led to solid year-over-year income and margin gains. Margin expansion resulted in improved profitability. We increased EPS by 6%, adjusted EPS by 16%, and segment income by 7%. We also converted 94% of our adjusted net income to free cash flow, or 100% when excluding a tax settlement. Organic growth also returned, as our investments in growth gained traction.

Finally, proceeds related to the sale of our Valves & Controls business helped to significantly strengthen our balance sheet and liquidity position, enabling us to pursue the separation of the Water and Electrical businesses into two industry leading, pure-play companies with strong financial profiles.

The separation of the Water and Electrical businesses will provide additional focus, while scaled investments should accelerate the growth of both businesses. Both companies will operate in great markets and should benefit from industry leading positions and strong brands. The Pentair Integrated Management System (PIMS) will continue to serve as the standard operating model in both companies. Leadership teams are in place and we are excited about the opportunity to create significant value for our customers, employees and shareholders.

* Please see Appendix A for reconciliation of GAAP to non-GAAP financial measures included in this section.

When Mr. Hogan retires from Pentair, having led the company for over 17 years, he will leave a lasting legacy. Over his tenure, Mr. Hogan transformed the business from a portfolio of businesses into a disciplined operating company, creating remarkable value for our shareholders in the process. During Mr. Hogan's tenure, Pentair's market capitalization has grown by 1,003% while delivering a total shareholder return of 721%.

We approached 2017 with cautious optimism and this was reflected in our pay treatment of our named executive officers. Mr. Hogan's base salary, annual incentive and long-term incentive targets were substantially unchanged from 2016 to

2017. In fact, base salaries for all Named Executive Officers were frozen for 2017. Strong Cash Flow and improved Income from Growth exceeded our goals significantly resulting in above target annual incentive payments for 2017 (see Annual Incentive Compensation discussion on page 41), and a 29% increase in our 2017 total shareholder return led to increased realizable pay for Mr. Hogan and our Named Executive Officers. In 2017, our executive pay programs were once again closely aligned with the interests of our shareholders and our business results, as they have been historically.

ADJUSTED EPS

$US Millions



In 2017 we fulfilled our long-standing commitment of delivering performance for our shareholders with year over year increases in all key financial measures. Earnings per diluted share from continuing operations ("EPS") were $2.61 in 2017 compared to $2.47 in 2016. On an adjusted basis, EPS increased 15.7% to $3.53 in 2017 compared to $3.05 in 2016. Adjusted EPS is a key metric in our Performance Share Unit Awards, detailed on page 44.

SEGMENT INCOME

$US Millions



Operating income in 2017 was $681 million compared to $701 million in 2016. On an adjusted basis, our segment income increased 6.9% over the prior year to $897 million in 2017 from $840 million in 2016. Segment income as a percent of sales grew to 18.2% in 2017 from 17.2% in 2016. Segment income is a key metric in our Management Incentive Plan, detailed on page 41.

FREE CASH FLOW



Net cash provided by operating activities of continuing operations was $674 million in 2017 compared to $702 million in 2016. Free cash flow from continuing operations of $611 million represented approximately 94% conversion of adjusted net income from continuing operations. In 2017, we increased the cash dividend paid to our shareholders for the 41st consecutive year, returning $252 million to our shareholders. Free cash flow is a key metric in our Management Incentive Plan, detailed on page 41.

SALES



Our sales during 2017 were $4,937 million, up 1% compared to $4,890 million in 2016. On April 28, 2017, we completed the sale of our Valves & Controls business to Emerson Electric Co. The results of the Valves & Controls business have been presented as discontinued operations for all periods presented. We measure profitable growth through the Income from Growth metric in our Management Incentive Plan, detailed on page 41.

Key Compensation Facts

▶ Our CEO's target incentive compensation amounts have not been materially increased since 2015

▶ Our Named Executive Officers' realizable long-term incentive compensation amounts have increased due to favorable stock price performance since 2015

▶ The 2017 total compensation amounts shown in our required 2017 Summary Compensation Table are higher in part because we are required to show two years' worth of long-term incentives in a single year due to our replacement of cash settled performance units with performance share units in our long-term incentive program

▶ Our CEO's total compensation amount for 2017 was also significantly impacted by a change in pension value resulting from the pension plan's benefit formula and interest rate changes



"Realizable pay" is calculated using the number of restricted stock units and performance shares granted to our CEO (adjusted to reflect the estimated payout of outstanding performance shares based on performance through the end of 2017) in each year multiplied by our share price on the last trading day of 2017 of $70.62, plus the aggregate intrinsic value of all stock options granted in each year calculated based on our share price on the last trading day of 2017 of $70.62.

SHAREHOLDER OUTREACH AND RESPONSE TO 2017 SAY ON PAY VOTE

In April 2017, one proxy advisory firm recommended that shareholders vote against approving the compensation of our Named Executive Officers in our annual advisory shareholder vote (our "say on pay vote") at our 2017 Annual General Meeting. As a result of this disappointing recommendation, we reached out to shareholders to gain additional insight and to provide them with clarifying information enabling them to make an informed decision on the say on pay vote. Shareholders ultimately supported our say on pay vote on May 9, 2017, with approximately 76% of votes cast in favor.

Our 2017 shareholder outreach included 21 of our largest shareholders representing 62% of our outstanding shares. Following our 2017 Annual General Meeting, these shareholders either arranged for individual discussions with us or provided us with feedback that they did not require a meeting. The purpose of the outreach was to better

understand shareholder perspectives and evaluate any concerns regarding our executive compensation program. Our Lead Director and Compensation Committee Chair participated in the majority of the calls with our investors. Shareholder feedback and suggestions on our executive compensation program were shared and discussed with the Compensation Committee and the entire Board. We found the robust shareholder engagement process to be valuable and intend to continue it.

A majority of the investors we spoke with were supportive of our executive compensation program. We listened to and considered the suggestions and opinions our investors shared on how to further enhance our executive compensation program. While shareholders have different points of view, several key themes emerged, supporting changes the Compensation Committee adopted in 2017:

Pay-for-Performance

What We Heard from Our Shareholders

▶ The Company's executive compensation program demonstrates a true pay-for-performance linkage and shareholder alignment.

▶ CEO's and other Named Executive Officers' compensation should be appropriately risk-based, balancing annual and long-term performance.

▶ Goal setting should support the achievement of strategic business goals and creation of shareholder value.

Actions Taken Considering Our Shareholders' Feedback

▶ The Compensation Committee carefully assessed the 2017 annual and long-term incentive opportunity, taking into account not only competitive market data, but also factors such as company, business unit and individual performance, scope of responsibility, critical needs and skill sets, experience, leadership potential and succession planning.

▶ The Compensation Committee also evaluated the pay mix of our CEO and our other Named Executive Officers for 2017, as it does every year, to ensure annual and long-term incentives are properly balanced.

Annual Incentive Design

What We Heard from Our Shareholders

▶ Annual incentive plan measures of operating income and free cash flow are well aligned with shareholder interests.

▶ Free cash flow measure is particularly valued because it reflects the quality of our earnings stream.

▶ Reward profitable growth, not growth at any cost.

Actions Taken Considering Our Shareholders' Feedback

▶ Replaced core revenue growth with a profitable growth measure and increased the weighting from 20% to 30% for 2017 annual incentives (see Annual Incentive Compensation discussion on page 41).

▶ Eliminated the strategic deployment factor ("SDF") from the 2017 annual incentive of the Executive Officers to further reinforce the importance of financial and operating results.

Long Term Incentive Design

What We Heard from Our Shareholders

▶ Greater portion of long-term compensation should be performance-vested equity.
▶ Adjusted EPS viewed as a measure closely tied to creation of shareholder value, but suggestion to add a return and/or relative performance measure.
▶ Disclosure of performance goals in year of grant.
▶ The CEO and other Executive Officer stock ownership highly valued.

Actions Taken Considering Our Shareholders' Feedback

▶ For 2017, increased performance share units from one third to 50% of the Executive Officers' long-term incentive mix and reduced restricted stock units and stock options proportionately.
▶ Augmented adjusted EPS growth measure with return on equity (ROE) weighted 75% and 25% respectively for 2017 awards (see 2017 Long-Term Incentive Compensation discussion on page 43).
▶ Performance goals disclosed for adjusted EPS and return on equity (ROE) performance share units in the year of grant.
▶ Increased stock ownership requirement from 2.0-times base salary to 2.5 times base salary for Segment Presidents in 2017. The CEO is already subject to a robust 6x base salary requirement.

COMPARATIVE FRAMEWORK

In setting compensation for our executive officers, including our Named Executive Officers, the Committee uses competitive compensation data from an annual total compensation study of selected peer companies and other relevant survey sources to inform its decisions about overall compensation opportunities and specific compensation elements. Additionally, the Committee uses multiple reference points when establishing targeted compensation levels. The Committee applies judgment and discretion in establishing targeted pay levels, taking into account not only competitive market data, but also factors such as company, business unit and individual performance, scope of responsibility, critical needs and skill sets, experience, leadership potential and succession planning. In setting compensation for 2017, the Committee engaged

Aon Hewitt to provide the annual total compensation study of selected peer groups referred to above. All companies in the peer group were:

▶ publicly-traded on a major exchange;
▶ similar in business scope and/or operations to our business units and global in nature;
▶ within a reasonable revenue range (generally 0.5x to 3x) compared to our revenue; and
▶ engaged in the same or a similar industry to ours, based on Global Industry Classification Standard ("GICS") code: industrial machinery, electrical components and equipment, agricultural and farm machinery, building products, electronic components, industrial conglomerates and security and alarm services.

In late 2016, in anticipation of the sale of our Valves & Controls business, the Committee asked Aon Hewitt to provide recommendations concerning potential changes to our Comparator Group for 2017 to reflect the impact of the sale on our revenue and operations. Based on Aon Hewitt's review and recommendations and the foregoing criteria, the Committee approved an updated group of peer companies for benchmarking purposes with respect to 2017 compensation, which consisted of the following 18 companies (the "Comparator Group"):

AGCO Corporation	Colfax Corporation	Cummins Inc.
Danaher Corporation	Dover Corporation	Flowserve Corporation
Hubbell Inc.	Illinois Tool Works Inc.	Ingersoll-Rand plc
Masco Corp.	Parker-Hannifin Corporation	Regal Beloit Corporation
Rockwell Automation, Inc.	Stanley Black & Decker, Inc.	The Timken Company
Trinity Industries Inc.	W.W. Grainger, Inc	Xylem Inc.

COMPENSATION DISCUSSION AND ANALYSIS

The Comparator Group companies had revenues ranging from approximately $2.87 billion to $17.60 billion, with median revenues of approximately $7.04 billion. Our revenue for 2017 was $4.94 billion. Companies that fall outside the revenue range of 0.5x to 3x compared to our revenue have been removed for the 2018 Comparator Group and replaced with appropriate peers.

During 2017, in anticipation of the planned Separation in 2018, the Committee worked with Aon Hewitt to develop an updated Comparator Group that includes companies that will reflect our post-Separation business focus and size. Based on Aon Hewitt's recommendations, the Committee approved an updated Comparator Group for use in setting target compensation for 2018 for our executive officers, including our Named Executive Officers. Our updated Comparator Group for 2018 includes the following 16 peer companies, which, had revenues ranging from approximately $1.33 billion to $3.99 billion, with median revenues of approximately $2.68 billion.

Acuity Brands, Inc.	A.O. Smith Corporation	Colfax Corporation
Crane Co.	Donaldson Company, Inc.	Flowserve Corporation
Graco Inc.	IDEX Corporation	Lennox International Inc.
Lincoln Electric Holdings, Inc.	SPX FLOW, Inc.	Snap-on Incorporated
The Timken Company	Valmont Industries, Inc.	Watts Water Technologies, Inc.
Xylem Inc.		

2017 COMPENSATION PROGRAM ELEMENTS

For 2017, the principal components of compensation for our Named Executive Officers were:

▶ base salary;
▶ annual incentive compensation;
▶ long-term incentive compensation, consisting of stock options, restricted stock units and performance share units;
▶ retirement and health & welfare benefits; and
▶ perquisite allowance.

The Committee reviews total compensation for executive officers and the relative levels of each of these forms of compensation against the Committee's goals to attract, retain and incentivize talented executives and to align the interests of these executives with those of our long-term shareholders.

BASE SALARIES

We provide each Named Executive Officer with a fixed base salary. In setting base salaries, the Committee generally references comparable positions at peer companies based on available market data, which include published survey data and proxy statement data for our Comparator Group. The Committee considers compensation at comparable companies, and does not set base salaries based on a particular peer group benchmark or any single factor. Differences in base salaries among the Named Executive Officers are determined by the Committee based on numerous factors such as competitive conditions for the Named Executive Officer's position within the Comparator Group and in the broader employment market, as well as the Named Executive Officer's level of responsibility, experience and individual performance.

In December 2016, the Committee undertook its annual review of base salaries for the then-serving Named Executive Officers (Mr. Hogan, Mr. Stauch, Ms. Wozniak and Mr. Frykman) and other management personnel, in accordance with its normal procedures. Following such review, the Committee decided not to increase base salaries for any of the then-serving Named Executive Officers for 2017.

In connection with Mr. Jacko's commencement of employment on January 30, 2017, the Committee set his base salary at $435,000 based on a wide range of factors, including a market review, prior compensation level and arm's length negotiations with Mr. Jacko.

40   2018 Proxy Statement

COMPENSATION DISCUSSION AND ANALYSIS

ANNUAL INCENTIVE COMPENSATION

To provide competitive compensation to attract and retain top talent while linking pay to annual performance, we pay a portion of our executives' cash compensation as incentive compensation tied to annual business performance as measured against annual goals established by the Committee. In 2017, we provided cash annual incentive compensation to our executive officers, including the Named Executive Officers, under our Management Incentive Plan ("MIP"). MIP awards were granted under the Pentair plc 2012 Stock and Incentive Plan. The Committee had no discretion to increase formula-derived incentive compensation under the MIP.

The Committee determines a percentage of each then-serving Named Executive Officer's base salary as a targeted level of incentive compensation opportunity under the MIP, based on the Committee's review of Aon Hewitt's recommendations, relevant survey data and, in the case of Named Executive Officers other than the Chief Executive Officer, the recommendations of the Chief Executive Officer. The Committee generally sets each executive's target incentive compensation opportunity with reference to the Comparator Group's target payouts and does not set target incentive compensation opportunities based on a particular peer group benchmark or any single factor.

The actual target incentive compensation opportunity set by the Committee for each Named Executive Officer varies depending on a wide range of factors, including competitive conditions for the Named Executive Officer's position within the Comparator Group and in the broader employment market, as well as the Named Executive Officer's performance, level of responsibility and experience. An executive officer's base salary multiplied by the incentive compensation opportunity percentage establishes the target incentive compensation for which the executive officer is eligible. The Committee determined incentive compensation targets in 2017 for all

Named Executive Officers. The Committee did not change the target annual incentive compensation for Messrs. Hogan or Stauch in 2017. For Ms. Wozniak and Mr. Frykman, the Committee increased their target annual incentive compensation from 70% to 80% of base salary to reflect performance, increased level of responsibility, and competitive conditions in the Comparator Group data. Mr. Jacko's target annual incentive compensation was set at a competitive level and through arm's length negotiation in connection with his recruitment to join our company in 2017.

These incentive compensation targets as a percentage of salary and a dollar amount, based on base salary during 2017, were as follows:

	Target as a % of Salary	Target
Randall J. Hogan	160%	$2,041,272
John L. Stauch	100%	$701,600
Beth A. Wozniak	80%	$388,000
Karl R. Frykman	80%	$388,000
John H. Jacko	65%	$282,750

Actual incentive compensation awarded to each Named Executive Officer may range from 0 to 2.4 times the target, depending on actual company and individual performance, as described below.

For the 2017 MIP, the Committee approved, based on recommendations of the Chief Executive Officer, the following three performance measures, which applied to each of our Named Executive Officers: Segment Income, Free Cash Flow, and Income from Growth, each measured with respect to company-wide performance. The performance goals that applied to each of our Named Executive Officers, as well as the weight assigned to each performance goal and the corresponding payout levels were as follows:

Financial Performance Measure	Weight	Threshold (Required for any payout; payouts begin at 50%)	Target (100% payout)	Superior Performance (200% payout)	Excellence (300% payout)
Segment Income (income before income taxes excluding interest expense, loss on sale of businesses, loss on early extinguishment of debt, restructuring, separation costs, intangible amortization, pension and other post-retirement mark-to-market loss and tradename and other impairment)	40%	$840 million	$900 million	$940 million	$975 million
Free Cash Flow (cash from operating activities less capital expenditures, plus proceeds from sale of property and equipment)	30%	$530 million	$590 million	$650 million	N/A
Income From Growth (income generated by sales growth (price, mix, and volume))	30%	$0	$30 million	$110 million	N/A

Consistent with our continuous effort to align pay with performance and to respond to shareholder feedback that compensation should be tied to strategic financial and operating performance goals, the Committee made two changes to the MIP in 2017. First, the Committee eliminated the individual performance factor (the "SDF metric") that had been a component of our MIP program in prior years, so that payments under the MIP for each of our Named Executive Officers in 2017 were based solely on achievement of company-wide financial performance goals.

For 2017, the Committee also replaced growth in core sales as a performance measure with income from growth to better incentivize our executive officers, including our Named Executive Officers, to create profitable growth. Whereas the growth in core sales performance measure rewarded our executive officers for any increase in revenue, the income from growth factor will only reward our executive officers if such growth in sales results in increased profitability. We also increased this factor from 20% to 30% as a result of our elimination of the SDF metric. Other than the specific changes mentioned above, the general framework of the MIP performance goals remained similar to previous years.

The target levels for the performance goals were aligned with the corporate objectives in our annual operating plan. To provide an added performance incentive, the Committee determined that the amount of incentive compensation related to each performance goal would be scaled according to the amount by which the measure exceeded or fell short of the target. The Committee also determined that the performance goals for free cash flow and income from growth should have a threshold level below which no incentive compensation would be earned, and that potential payouts would be scaled from 0.75 at the threshold to 2.0 times at the maximum, as detailed above. For segment income, the Committee set the threshold at 0.75 and the maximum potential payout at 3.0 times the target.

The actual incentive compensation of each Named Executive Officer was determined by multiplying the eligible target incentive compensation amount by a multiplier determined as described above. Taking into account the adjustments described below the following table, for 2017, actual results as measured by the performance goals under the MIP for each of our Named Executive Officers were as follows:

Financial Performance Measure	Weight	Actual Financial Results	Payout %	Weighted Payout %
Segment Income (As Adjusted for the MIP)	40%	$882.7	92.8%	37.1%
Free Cash Flow	30%	$627.0	161.7%	48.5%
Income from Growth	30%	$68.0	147.5%	44.2%
Total	100%			129.8%

Adjustments to operating income for factors specified in the MIP included: restructuring and other charges ($32.0 million), separation costs ($53.1 million), intangible asset and other impairment ($32.0 million), pension "mark to market" losses ($1.6 million), intangible asset amortization ($97.7 million), and foreign exchange impact (-$14.5 million). Adjustments to free cash flow for factors specified in the MIP include separation costs of $16.1 million. Based on the foregoing, the Named Executive Officers received the MIP payouts that are reflected in the "Non-Equity Incentive Plan Compensation" column under "Executive Compensation Tables-Summary Compensation Table."

PERQUISITES AND OTHER PERSONAL BENEFITS

During 2017, we provided our Named Executive Officers with a perquisite program (the "Flex Perq Program") under which the Named Executive Officers received a cash perquisite allowance in an amount that the Committee believed to be customary, reasonable and consistent with our overall compensation program to better enable us to attract and retain superior employees for key positions. The Committee periodically reviews market data provided by Aon Hewitt to assess the levels of perquisites provided to Named Executive Officers.

For 2017, the total aggregate annual allowance under the Flex Perq Program was $50,000 for Mr. Hogan and $40,000 for all other Named Executive Officers. We also provided a fitness center reimbursement for certain of our Named Executive Officers. The fitness center reimbursement is provided pursuant to a broad-based policy that applies generally to U.S. employees. The amounts of the annual allowance under the Flex Perq Program and the fitness center reimbursement are included in the "All Other Compensation" column under "Executive Compensation Tables – Summary Compensation Table" and are set forth in more detail in footnote 7 to that table.

Mr. Jacko received a one-time cash award based on a wide range of factors, including a market review, prior compensation level and arms length negotiation with Mr. Jacko. The award is included in the "Bonus" column under "Executive Compensation Tables – Summary Compensation Table." Mr. Jacko also received relocation assistance in 2017, which is included in the "All Other Compensation" column under "Executive Compensation Tables – Summary Compensation Table" and is set forth in more detail in footnote 7 to that table.

Effective January 1, 2018, we eliminated our Flex Perq Program for all of our executive officers who will continue to serve as officers at Pentair after the separation of nVent.

2017 LONG-TERM INCENTIVE COMPENSATION

The Committee emphasizes executive compensation that is tied to building and sustaining our company's value through ordinary share performance over time.

EQUITY MIX

2016



Stock Options
Restricted Stock Units
Performance Share Units

2017



Stock Options
Restricted Stock Units
Performance Share Units

In keeping with its philosophy that executive compensation must be tied to building and sustaining value through ordinary share performance over time, the Committee establishes long-term incentive compensation targets with reference to both published survey data and data from our Comparator Group. The Committee does not set award levels based on a particular peer group benchmark or any single factor. The Committee may make awards above or below that range if it believes it is necessary to provide appropriate retention and performance incentives based on a wide range of factors, such as competitive conditions for the Named Executive Officer's position within the Comparator Group and in the broader employment market, as well as the Named Executive Officer's level of responsibility, experience and individual performance.

In 2017, the Committee awarded long-term incentive compensation under the Pentair plc 2012 Stock and Incentive Plan. As it does each year, the Committee referenced benchmark data (including compensation surveys, Comparator Group information and other data provided by Aon Hewitt) in setting target dollar award levels for each Named Executive Officer and for each position or grade level. The Committee reduced the long-term incentive compensation targets for Messrs. Hogan and Stauch in 2017 to reflect our smaller size following the sale of our Valves & Controls business. For Ms. Wozniak and Mr. Frykman, the Committee increased their target long-term incentive compensation level to reflect performance, increased level of responsibility, and competitive conditions in the Comparator Group data. Mr. Jacko's target

long-term incentive compensation was set at a competitive level and through arm's length negotiation in connection with his recruitment to join our company in 2017.

The Committee approved in December 2016 the elements and mix of long-term incentive compensation granted effective January 3, 2017 under the Pentair plc 2012 Stock and Incentive Plan. The Committee granted all then-serving Named Executive Officers a mix of the following components: stock options, restricted stock units and performance share units.

We have balanced our long-term incentive compensation program vehicles to create an equal focus on shareholder wealth creation, the creation of a sustaining business and assuring the leadership is committed to the long-term success of the enterprise. While in prior years, each component of the long-term incentive award value was weighted equally, for the 2017 awards, the Committee increased the weight of the performance share units and correspondingly decreased the weight of stock options and restricted stock units in response to shareholder feedback and consistent with the Committee's commitment to pay-for-performance. As such, for 2017, performance share units accounted for 50% of the total long-term award value, and stock options and restricted stock units each accounted for 25%. The components had the features described below:

▶ **Stock options:** The Committee determined that it would grant ten-year stock options, with one third of the options vesting on each of the first, second and third anniversaries of the grant date, as in prior years.

▶ **Restricted stock units:** Each restricted stock unit represents the right to receive one of our ordinary shares upon vesting and includes one dividend equivalent unit, which entitles the holder to a cash payment equal to all cash dividends declared on our ordinary shares from and after the date of grant. One-third of the restricted stock units would vest on each of the first three anniversaries of the grant date if the performance hurdle described below under "Impact of Tax Considerations" was met.

▶ **Performance share units:** Each performance share unit represents the right to receive one of our ordinary shares at the end of a three-year performance period if specified performance goals are achieved. For the performance share units granted in 2017 relating to the performance

period 2017-2019, the Committee selected two performance goals: adjusted earnings per share ("EPS") and average return on equity ("ROE"). The Committee added the average ROE goal in 2017 in response to shareholder feedback suggesting that we should supplement the EPS goal with a return measure, and also to mitigate the compensation risk that having half of the long-term incentive compensation payout based on a single performance metric could create. ROE aligns well with Pentair's business strategy by rewarding the thoughtful deployment of capital, encouraging management to balance dividends, buybacks, and accretive acquisitions. The performance goals and corresponding payout levels for 2017 were as follows:

Metrics	Weight	Threshold (50% payout)	Target (100% payout)	Superior Performance (200% payout)	Excellence (300% payout)
Adjusted EPS	75.0%	$3.45	$3.85	$4.25	$4.50
Average ROE	25.0%	10.0%	12.0%	14.0%	16.0%

Payouts would be scaled for performance between threshold and target and between target and maximum.

In addition to his award under our long-term incentive plan, Mr. Jacko also received an equity-based award during 2017 in the form of restricted stock units subject to 4-year cliff-vesting. The award had an aggregate grant date fair value of approximately $500,000. The Committee determined the amount and form of the award based on arm's length negotiations with Mr. Jacko.

The numbers of shares subject to the stock options, restricted stock units and performance share units, and the values of the awards, granted to the Named Executive Officers in 2017 are reflected under "Executive Compensation Tables-Grants of Plan-Based Awards Table."

The value of restricted stock units that vested for each Named Executive Officer in 2017 and the value of options exercised by each Named Executive Officer in 2017 are shown in the table under "Executive Compensation Tables-Option Exercises and Stock Vested."

PRIOR LONG-TERM INCENTIVE GRANTS

Prior to 2016, as described above, the Committee granted cash settled performance units rather than performance share units to the Named Executive Officers. The Committee made such a grant in 2015 relating to the three-year performance period 2015-2017. Each performance unit entitled the holder to a cash payment following the end of the three-year performance period, if we achieved specified company performance goals on metrics established by the Committee. The performance goals selected by the Committee for the 2015-2017 performance

period were revenue growth and return on invested capital, each weighted 50%. Subject to establishment of the bonus pool and depending on cumulative company performance over the three-year performance period, we would pay nothing if the threshold were not met, 50% of the target value if the threshold were met, 100% of the target value if the target were met and 200% of the target value if the maximum were met. Payouts would be scaled for performance between threshold and target and between target and maximum.

The performance goals selected by the Committee for the 2015-2017 performance period, as well as the weighting, potential payout levels, actual performance and actual payout percentages were as follows:

Financial Performance Measure	Weight	Threshold (50% payout)	Target (100% payout)	Maximum (200% payout)	Actual	Actual Payout (% of Target)
Compounded Annual Growth Rate (CAGR)(1) of Revenue in 2015-2017 Compared to 2014	50%	1.0% CAGR	3.0% CAGR	6.0% CAGR	(8.7%) CAGR	0%
Return on Invested Capital (ROIC) in 2015-2017 Compared to 2014	50%	100 basis point increase	250 basis point increase	450 basis point increase	30 basis point decrease	0%
2015 Program Total Weighted Performance						0%

(1)   CAGR excludes the impact of changes in foreign currency exchange rates.

Because the total revenue in 2014 included revenue earned by our Valves & Controls business, the actual CAGR reported above is negative as a result of the sale of our Valves & Controls business in 2017. Based on the foregoing, the Named Executive Officers received no payouts with respect to the 2015-2017 cash settled performance units.

TOTAL SHAREHOLDER RETURN

721% 17-Year CEO Tenure

151% 10-Year Return

59% 5-Year Return

29% 1-Year Return

STOCK OWNERSHIP GUIDELINES

The Committee has established stock ownership guidelines for the Named Executive Officers and other executives to motivate them to become significant shareholders, and to further encourage long-term performance and growth, and to align their interests with those of shareholders generally. The Committee monitors executives' compliance with these guidelines and periodically reviews the definition of "stock ownership" to reflect the practices of companies in the Comparator Group. "Stock ownership" currently includes ordinary shares owned by the officer both directly and indirectly, the pro-rated portion of unvested restricted stock,

restricted stock units, and shares held in our employee stock ownership plan or our employee stock purchase plan. Stock ownership does not include performance share units until they are earned at the end of the performance period. The Committee determined that, over a period of five years from appointment, certain executives should accumulate and hold ordinary shares equal to specified multiples of base salary. We increased the ownership guidelines applicable to our Segment Presidents from 2.0 times base salary to 2.5 times base salary in 2017. Following those adjustments, the multiples of base salary required by the guidelines are as follows:

Executive Level	Stock Ownership Guidelines (as a multiple of salary)
Chief Executive Officer	6.0x base salary
Executive Vice President and Chief Financial Officer	3.0x base salary
Senior Vice President, Chief Human Resources Officer; Senior Vice President and General Counsel; Segment Presidents	2.5x base salary
Senior Vice President and Chief Marketing Officer; Other key executives	2.0x base salary

STOCK OWNERSHIP FOR THE NAMED EXECUTIVE OFFICERS AS OF DECEMBER 29, 2017

	Share Ownership	12/31/17 Market Value ($)(1)	Ownership Guideline ($)	Meets Guideline
Randall J. Hogan	623,788	44,051,935	7,654,770	Yes
John L. Stauch	203,502	14,371,288	2,104,800	Yes
Beth A. Wozniak	18,073	1,276,301	1,212,500	Yes
Karl R. Frykman	43,281	3,056,522	1,212,500	Yes
John H. Jacko	2,209	156,000	870,000	No(2)

(1) The amounts in this column were calculated by multiplying the closing market price of our ordinary shares on the last trading day of our most recently completed fiscal year of $70.62 by the number of shares owned.

(2) Per the terms of our stock ownership guidelines, an executive has five years from the date of his or her appointment to meet his or her ownership guideline. Mr. Jacko joined Pentair on January 30, 2017, and thus is not yet required to meet his ownership guideline.

SHARE OWNERSHIP REQUIREMENTS



EQUITY HOLDING POLICY

We maintain an equity holding policy under which executive officers subject to our stock ownership guidelines are required to retain 100% of the net number of shares acquired under equity awards until the ownership guidelines are satisfied.

This policy may be waived to the extent its application to any individual executive officer would cause undue hardship to the executive officer.

CLAWBACK POLICY

We maintain a clawback policy under which certain incentive compensation earned by our executive officers may be recouped if the executive officer's fraud or intentional misconduct is a significant contributing factor to a restatement of financial results. The incentive compensation subject to

this policy includes cash bonuses, cash performance units and equity-based awards subject to performance-based vesting conditions to the extent the compensation was paid, credited or earned during the year after the financial results were first disclosed.

POLICY PROHIBITING HEDGING AND PLEDGING

We maintain a policy that prohibits our executive officers and directors from engaging in hedging or pledging transactions involving our ordinary shares or other Pentair securities.

RETIREMENT AND OTHER BENEFITS

Eligible Named Executive Officers and other executives and employees participate in a number of retirement and similar plans that are described below under "Executive Compensation Tables – Pension Benefits." We also provide other benefits such as medical, dental, life insurance and disability coverage to substantially all of our full-time U.S. salaried employees, including the Named Executive Officers. We aim to provide employee and executive benefits at levels that reflect competitive market levels.

Medical, Dental, Life Insurance and Disability Coverage

Employee benefits such as medical, dental, life insurance and disability coverage are available to all full-time U.S.-based participants through our active employee plans. In addition to these benefits for active employees, we provide post-retirement medical, dental and life insurance coverage to certain retirees in accordance with the legacy company plans which applied at the time the employees were hired.

We provide up to one and a half times annual salary (up to $1,000,000) in life insurance, and up to $15,000 per month in long-term disability coverage. The value of these benefits is not required to be included in the Summary Compensation Table since they are made available to all full-time U.S. salaried employees.

Other Paid Time-Off Benefits

We also provide vacation and other paid holidays to all employees, including the Named Executive Officers, which we have determined to be comparable to those provided at other large companies.

Deferred Compensation

We sponsor a non-qualified deferred compensation program, called the Sidekick Plan, for our U.S. executives within or above the pay grade that has a midpoint annual salary of $176,900 in 2017. This plan permits executives to defer up to 25% of their base salary and 75% of their annual cash incentive compensation. Executives also may defer receipt of restricted stock units or performance share units. We normally make contributions to the Sidekick Plan on behalf of participants with respect to each participant's contributions from that portion of his or her income above the maximum imposed by the U.S. Internal Revenue Code of 1986, as amended (the "Code"), which was $270,000 in 2017, but below the Sidekick Plan's compensation limit of $700,000. Please see the narrative following the "Nonqualified Deferred Compensation Table" below for additional information on our contributions.

Participants in the Sidekick Plan may invest their account balances in a number of possible mutual fund investments. Fidelity Investments Institutional Services Co. provides these investment vehicles for participants and handles all allocation and accounting services for the Plan. We do not guarantee or subsidize any investment earnings under the Plan, and our ordinary shares are not a permitted investment choice under the Plan, although deferred restricted stock units and performance share units are automatically invested in shares.

Amounts deferred, if any, under the Sidekick Plan by the Named Executive Officers are included in the "Salary" and "Non-Equity Incentive Plan Compensation" columns under "Executive Compensation Tables-Summary Compensation Table." Our contributions allocated to the Named Executive Officers under the Sidekick Plan are included in the "All Other Compensation" column under "Executive Compensation Tables-Summary Compensation Table."

Randall J. Hogan Retirement Agreement

Upon completion of the Separation, Randall J. Hogan will retire as our Chairman and Chief Executive Officer and join the board of directors of nVent serving as Chairman. On March 14, 2018, we entered into a Retirement Agreement with Mr. Hogan. The Committee approved such Retirement Agreement after careful consideration of what is in the best interest of our shareholders regarding leadership continuity and the creation of long-term shareholder value. Pursuant to such Retirement Agreement, Mr. Hogan will, among other things retire as our

Chairman and Chief Executive Officer at the effective time of the Separation and provide consulting services to us from the date of the Separation through August 31, 2020, for up to 40 hours per calendar year. In exchange, we will, among other things, provide Mr. Hogan with office space and certain support services from the date of the Separation through August 31, 2020, and continue to cover Mr. Hogan and his dependents under our medical and dental plans at our expense through August 31, 2020.

SEVERANCE AND CHANGE-IN-CONTROL BENEFITS

We provide severance and change-in-control benefits to selected executives to provide for continuity of management upon a threatened or completed change in control. These benefits are designed to provide economic protection to key executives following a change in control of our company so that our executives can remain focused on our business without undue personal concern. We believe that the security that these benefits provide helps our key executives to remain focused on our ongoing business and reduces the key executive's concerns about future employment. We also believe that these benefits allow our executives to consider the best interests of our company and its shareholders due to the economic security afforded by these benefits. We currently provide only the following severance and change-in-control benefits to our executive officers:

▶ We have agreements with our key corporate executives and other key leaders, including all Named Executive Officers, that provide for contingent benefits upon a change in control or upon a covered termination following a change in control.

▶ The Pentair plc 2012 Stock and Incentive Plan provides that, upon a change in control, all options, restricted stock and restricted stock units that are unvested become fully vested; all performance awards (other than annual incentive awards) are paid in full based on performance at the better of target or trend; and all annual incentive awards are paid based on full satisfaction of the performance goals (i.e., target).

In addition, if an employee's employment is involuntarily terminated for a reason other than cause, death or disability, or if an employee who is a Board-appointed corporate officer voluntarily terminates employment for good reason, then the employee's outstanding awards under the Pentair plc 2012 Stock and Incentive Plan will be eligible for continued or accelerated vesting as described below under "Executive Compensation Tables-Potential Payments Upon Termination Or Change In Control."

▶ Upon certain types of terminations of employment (other than a termination following a change in control), severance benefits may be paid to the Named Executive Officers at the discretion of the Committee.

We explain these benefits more fully below under "Executive Compensation Tables-Potential Payments Upon Termination Or Change In Control."

We have adopted a policy of not including automatic single trigger change in control vesting and excise tax gross-ups in new agreements with our executive officers. Since 2013, any new agreements entered into with any new executive officers did not contain either of these features, including the agreements that we entered into with Ms. Wozniak, our Senior Vice President and President, Electrical and Mr. Jacko, our Senior Vice President and Chief Marketing Officer.

IMPACT OF TAX CONSIDERATIONS

For 2017, Section 162(m) of the Code generally limited to $1,000,000 the amount of compensation that we could deduct in any one year with respect to certain covered executives, excluding performance-based compensation meeting certain requirements, including periodic shareholder approval of the benefit plans under which we pay such performance-based compensation. For compensation paid for the 2017 fiscal year, the covered executives were Mr. Hogan, Ms. Wozniak, Mr. Frykman and Mr. Jacko (our Chief Executive Officer and our three other most highly paid executive officers, other than our Chief Financial Officer).

For 2017, our annual and long-term cash incentive compensation was generally performance-based compensation and, as such, was fully deductible. At the 2013 Annual General Meeting, our shareholders approved the performance goals under the Pentair plc 2012 Stock and Incentive Plan, making awards granted under the Plan eligible to be treated as performance-based compensation under Section 162(m) of the Code. The Committee included a performance hurdle on grants of restricted stock units in 2017 that required our company to meet a specified goal for adjusted net income for any vesting to take place. This performance condition was intended to make the restricted stock units eligible to be treated as performance-based compensation. Stock options, performance shares, and cash incentive compensation granted under our MIP compensation were also generally treated as performance-based compensation for purposes of Section 162(m) of the Code, and as such, were fully deductible.

Starting with the 2018 fiscal year, as a result of the changes made to Section 162(m) of the Code by the Tax Cuts and Jobs Acts, our number of covered executives will increase and will include those four executives mentioned above who were our covered executives for 2017, plus any executive who serves as our Chief Executive Officer or Chief Financial Officer at any time on or after January 1, 2018, or any executive who is among our three most highly compensated executive officers for any fiscal year beginning with 2018. Also starting with the 2018 fiscal year, the only performance-based compensation that will be exempt from the $1,000,000 deduction limit is performance-based compensation that is paid pursuant to a binding contract

in effect on November 2, 2017. Accordingly, any compensation paid in the future pursuant to new compensation arrangements entered into after November 2, 2017, even if performance-based, will count towards the $1,000,000 deduction limit if paid to a covered executive.

The Committee also considers the impact of other tax provisions, such as the restrictions on deferred compensation set forth in Section 409A of the Code, and attempts to structure compensation in a tax-efficient manner, both for the Named Executive Officers and for our company. To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals and as a result of the changes made to Section 162(m) of the Code by the Tax Cuts and Jobs Act, some of the compensation that we provide to our executive officers may not be deductible. It is also possible that compensation we believe to be deductible under Section 162(m) may not be deductible.

COMPENSATION CONSULTANT

During 2017, the Committee continued to retain Aon Hewitt, an external compensation consultant, to advise the Committee on executive compensation issues. See "Corporate Governance Matters – Committees of the Board – Compensation Committee." The Committee evaluated the independence of Aon Hewitt and the individual representatives of Aon Hewitt who served as the Committee's consultants based on the factors required by the NYSE. Aon Hewitt is a wholly owned subsidiary of Aon plc, which provides insurance brokerage and benefit administrative outsourcing services to us. For the year ended December 31, 2017, we paid Aon plc approximately $476,521 for these services and Aon Hewitt approximately $279,915 for executive compensation consulting for the Committee. The decision to engage Aon plc for insurance brokerage and benefit administrative outsourcing services was made by management and was not approved by the Board or the Committee. The Committee concluded, based on the evaluation described above, that the services performed by

Aon plc with respect to insurance and benefits administration did not raise a conflict of interest or impair Aon Hewitt's ability to provide independent advice to the Committee regarding executive compensation matters.

At the direction of the Committee, Aon Hewitt advises the Committee in implementing and overseeing appropriate compensation programs and policies. As part of this process, Aon Hewitt provides the Committee with comparative market data based on analyses of the practices of the Comparator Group defined above under "Comparative Framework" and relevant survey data. The comparative market data that Aon Hewitt provides address the structure of the compensation programs maintained by the Comparator Group companies as well as the amount of compensation they provide. Aon Hewitt provides guidance on industry best practices and advises the Committee in determining appropriate ranges for base salaries, annual incentives and equity compensation for each senior executive position.

EVALUATING THE CHIEF EXECUTIVE OFFICER'S PERFORMANCE

The Board and the Committee employ a formal rating process to evaluate the Chief Executive Officer's performance. As part of this process, the Board reviews financial and other relevant data related to the performance of the Chief Executive Officer at each meeting of the Board throughout the year. At the end of the year, each independent director provides an evaluation and rating of the Chief Executive Officer's performance in various categories. The Committee Chair submits a consolidated rating report and the Committee's recommendations regarding the Chief Executive Officer's compensation to the independent directors for review and

ratification. The Lead Director chairs a discussion with the independent directors in executive session without the Chief Executive Officer present. From that discussion, the Committee finalizes the Chief Executive Officer's performance rating. The Committee Chair and the Lead Director review the final performance rating results and commentary with the Chief Executive Officer. The Committee takes the performance rating and financial data into account in determining the Chief Executive Officer's compensation and the adoption of goals and objectives for the Chief Executive Officer for the following year.

EQUITY AWARD PRACTICES

The Committee reviews and approves all equity awards to newly hired or promoted executives at regular meetings throughout the year. As a rule, the Committee grants awards to newly hired or promoted executives that are effective the earlier of the last day of the month following the date of hire or promotion or the last day of the month following the date of the Committee meeting at which the grant is approved. If the last day of such month is a day on which the NYSE is not open for trading, then the grant date will be the first day of the following month on which the NYSE is open for trading. The Committee has also given the Chief Executive Officer discretion

to grant equity awards to non-executive officers as required throughout the year (other than normal annual grants, which are granted by the Committee) within the guidelines of the Pentair plc 2012 Stock and Incentive Plan, up to a maximum grant date value of $2,000,000 total for 2017. The Chief Executive Officer provides a summary report to the Committee Chair disclosing the aggregate awards granted by the Chief Executive Officer during the preceding fiscal year. All options are granted with an exercise price equal to fair market value based on the closing share price on the effective day of grant.

EXECUTIVE COMPENSATION TABLES

SUMMARY COMPENSATION TABLE

The table below summarizes the total compensation paid to or earned by each of the Named Executive Officers for the years ended December 31, 2015, 2016 and 2017.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name and Principal Position	Year	Salary(1) ($)	Bonus ($)	Stock Awards ($)(2)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(1)(5)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)(6)	All Other Compensation ($)(7)	Total Compensation ($)
Randall J. Hogan Chairman and Chief Executive Officer	2017	1,275,795	-	6,888,749	2,296,253	2,650,634	1,137,952	76,504	14,325,887
	2016	1,275,795	-	6,666,696	3,329,901	2,877,513	1,256,952	176,636	15,583,493
	2015	1,275,795	-	3,133,360	3,132,877	1,860,352	-	101,657	9,504,041
John L. Stauch Executive Vice President and Chief Financial Officer	2017	701,600	-	2,175,037	724,999	911,042	1,344,454	77,264	5,934,396
	2016	701,600	-	1,933,352	965,670	897,278	883,593	81,079	5,462,572
	2015	674,625	-	800,027	799,883	416,000	67,883	81,408	2,839,826
Beth A. Wozniak President, Electrical	2017	485,000	-	975,009	324,994	503,826	297,769	75,162	2,661,760
	2016	485,000	-	666,660	332,988	226,447	212,586	54,461	1,978,142
	2015	145,133	100,000	875,016	875,297	-	-	11,972	2,007,418
Karl R. Frykman President, Water(8)	2017	485,000	-	975,009	324,994	503,826	251,474	64,161	2,604,464
	2016	485,000	-	666,660	332,988	640,169	275,466	67,814	2,468,097
John H. Jacko Senior Vice President and Chief Marketing Officer(9)	2017	401,771	250,000	875,036	125,000	367,157	177,310	415,871	2,612,145

(1) Amounts shown in the "Salary" and "Non-Equity Incentive Plan Compensation" columns are not reduced by any deferrals under our nonqualified deferred compensation plans.

(2) Note the impact of the change from cash performance units to performance share units is detailed in the Alternative Summary Compensation Table – Double Counting on page 52.

(3) The amounts in column (e) represent the aggregate grant date fair value, computed in accordance with ASC 718, of restricted stock units and performance share units granted during each year. The values attributable to the 2017 grants of restricted stock units were as follows: Mr. Randall J. Hogan – $2,296,269; Mr. John L. Stauch – $725,012; Ms. Beth A. Wozniak – $324,984; Mr. Karl R. Frykman. – $324,984; and Mr. John H. Jacko – $625,030. The values attributable to the 2017 grants of performance share units were based on the probable outcome of the performance conditions at the time of grant, and were as follows: Mr. Randall J. Hogan – $4,592,480; Mr. John L. Stauch – $1,450,025; Ms. Beth A. Wozniak – $650,025; Mr. Karl R. Frykman – $650,025; and Mr. John H. Jacko – $250,006. The maximum values of the 2017 grants of performance share units at the time of grant assuming that the highest level of performance conditions are attained, are as follows: Mr. Randall J. Hogan – $13,777,440; Mr. John L. Stauch – $4,350,075; Ms. Beth A. Wozniak – $1,950,075; Mr. Karl R. Frykman – $1,950,075; and Mr. John H. Jacko – $750,018. Additional assumptions used in the calculation of the amounts in column (e) are included in footnote 15 to our audited financial statements for the year ended December 31, 2017 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 27, 2018.

(4) The amounts in column (f) represent the aggregate grant date fair value, computed in accordance with ASC 718, of stock options granted during each year. Assumptions used in the calculation of these amounts are included in footnote 15 to our audited financial statements for the year December 31, 2017 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 27, 2018.

(5) The amounts in column (g) with respect to 2017 reflect cash awards to the named individuals pursuant to awards under the MIP in 2017, which were determined by the Compensation Committee at its February 26, 2018 meeting and, to the extent not deferred by the executive, paid shortly thereafter. The amounts paid pursuant to awards under the MIP were as follows: Mr. Randall J. Hogan – $2,650,634; Mr. John L. Stauch – $911,042; Ms. Beth A. Wozniak – $503,826; Mr. Karl R. Frykman. – $503,826; and Mr. John H. Jacko – $367,157. Neither Ms. Beth A. Wozniak nor Mr. John H. Jacko received any payments pursuant to cash settled performance units in 2017.

(6) The amounts in column (h) reflect the increase in the actuarial present value of the Named Executive Officer's accumulated benefits under all of our pension plans determined using interest rate and mortality rate assumptions consistent with those used in our financial statements.

(7)   The table below shows the components of column (i) for 2017, which include perquisites and other personal benefits; and the Company contributions under the Sidekick Plan, RSIP/ESOP Plan and the Employee Stock Purchase Plan:

	(A)	(B)	(C)	(D)	(E)
Name	Perquisites under the Flex Perq Program ($)(a)	Other Perquisites and Personal Benefits ($)(b)	Contributions under Defined Contribution Plans ($)(c)	Matches under the Employee Stock Purchase Plan ($)	Total All Other Compensation
Randall J. Hogan	50,000	200	26,304	-	76,504
John L. Stauch	40,000	290	35,175	1,799	77,264
Beth A. Wozniak	40,000	6,488	26,425	2,249	75,162
Karl R. Frykman	40,000	25	24,136	-	64,161
John H. Jacko	40,000	368,437	7,434	-	415,871

(a)   The amount shown in column (A) for each individual reflects amounts paid to or for the benefit of each Named Executive Officer under the Flex Perq Program, which is designed to provide corporate officers and other key executives with an expense allowance for certain personal and business-related benefits.

(b)   The amounts shown in column (B) consist of the relocation assistance in the amount of $337,359 and a related tax gross-up provided to Mr. John H. Jacko (the gross-up was in the amount of $27,341), cost of annual executive physicals for Ms. Beth A. Wozniak and Mr. John H. Jacko, gross up provided to Mr. John L. Stauch for an anniversary award, a holiday gift card for Mr. Karl R. Frykman, wellness program rewards for Mr. Randall J. Hogan and Ms. Beth A. Wozniak, and a fitness center reimbursement for Ms. Beth A. Wozniak. The wellness program rewards and fitness center reimbursement were provided pursuant to a broad-based policy that applies generally to U.S. employees.

(c)   The amount shown in column (C) for each individual reflects amounts contributed by us to the RSIP/ESOP Plan and the Sidekick Plan during 2017. In the case of the Sidekick Plan, the amounts contributed by us during 2017 relate to salary deferrals in 2016.

(8)   Because Mr. Karl R. Frykman was not a named executive officer of our company prior to 2016, the Summary Compensation Table includes only two years of his compensation in accordance with applicable Securities and Exchange Commission regulations.

(9)   Mr. John H. Jacko joined our company on January 30, 2017. The amount shown in the "Bonus" column reflects a one-time cash award Mr. John H. Jacko received in connection with his employment.

Alternative Summary Compensation Table Double Counting

ATTENTION: Double Counting of Equity (2015 Cash Performance Units and 2017 Performance Share Units)

Due to our replacement of cash settled performance units with performance share units in our long-term incentive program beginning in 2016, the total compensation disclosed in our required 2017 Summary Compensation Table above "doubles up" on our Named Executive Officers' long-term incentives. The "double counting" occurs because, as required by applicable Securities and Exchange Commission regulations, the Table includes both the cash settled performance units that were earned in 2017 and the performance share units granted in 2017, which will not be earned until the end of the performance period in 2019. To facilitate comparability with prior years, the alternative summary compensation table below shows Mr. Randall J. Hogan's total compensation for 2017 without this "doubling up" by eliminating the performance share units granted in 2017 and including only the cash settled performance units earned in 2017:

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)	Total Compensation ($)
Randall J. Hogan	2017	1,275,795	-	2,296,269	2,296,253	2,650,634	1,137,952	76,504	9,733,407
Chairman and Chief Executive Officer	2016	1,275,795	-	3,333,348	3,329,901	2,877,513	1,256,952	176,636	12,250,145

(1)   The amount in column (e) represents the aggregate grant date fair value, computed in accordance with Accounting Standards Codification 718 ("ASC 718"), of restricted stock units granted during the year. For purposes of this "Alternate Summary Compensation," the performance share units granted during the year are not included; the value of those units are included in the "Summary Compensation Table" on page 51.

(2)   The amount in column (f) represents the aggregate grant date fair value, computed in accordance with ASC 718, of stock options granted during the year.

(3)   The amount in column (g) with respect to 2017 reflects the cash award pursuant to awards under the MIP in 2017, which were determined by the Compensation Committee at its February 26, 2018 meeting and, to the extent not deferred by the executive, paid shortly thereafter, as well as payments pursuant to cash settled performance units granted in 2015 that vested in 2017. Cash settled performance units for the 2015-2017 performance period paid out at 0%.

(4)   The amount in column (h) reflects the increase in the actuarial present value of the Named Executive Officer's accumulated benefits under all of our pension plans determined using interest rate and mortality rate assumptions consistent with those used in our financial statements.

GRANTS OF PLAN-BASED AWARDS IN 2017

(a)	(b)	(c)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(2)			Estimated Future Payouts Under Equity Incentive Plan Awards(3)			(j)	(k)	(l)	(m)
			(d)	(e)	(f)	(g)	(h)	(i)				
Name	Grant Date	Compensation Committee Approval Date(1)	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)(4)	All Other Option Awards: Number of Securities Underlying Options (#)(5)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)(6)
Randall J. Hogan												
	1/3/2017	12/5/2016				39,625	79,249	237,747				4,592,480
	1/3/2017	12/5/2016							39,625			2,296,269
	1/3/2017	12/5/2016								1,725	57.95	21,296
	1/3/2017	12/5/2016								184,275	57.95	2,274,957
			1,020,636	2,041,272	4,899,053							
John L. Stauch												
	1/3/2017	12/5/2016				12,511	25,022	75,066				1,450,025
	1/3/2017	12/5/2016							12,511			725,012
	1/3/2017	12/5/2016								1,725	57.95	21,296
	1/3/2017	12/5/2016								57,001	57.95	703,703
			350,800	701,600	1,683,840							
Beth A. Wozniak												
	1/3/2017	12/5/2016				5,609	11,217	33,651				650,025
	1/3/2017	12/5/2016							5,608			324,984
	1/3/2017	12/5/2016								1,725	57.95	21,296
	1/3/2017	12/5/2016								24,600	57.95	303,698
			194,000	388,000	931,200							
Karl R. Frykman												
	1/3/2017	12/5/2016				5,609	11,217	33,651				650,025
	1/3/2017	12/5/2016							5,608			324,984
	1/3/2017	12/5/2016								1,725	57.95	21,296
	1/3/2017	12/5/2016								24,600	57.95	303,698
			194,000	388,000	931,200							
John H. Jacko												
	2/28/2017	2/20/2017				2,153	4,306	12,918				250,006
	2/28/2017	2/20/2017							2,153			125,003
	2/28/2017	2/20/2017								5,166	58.06	63,898
	2/28/2017	2/20/2017								4,940	58.06	61,102
	5/31/2017	5/20/2017							7,551			500,027
			141,375	282,750	678,600							

(1) The Compensation Committee's practices for granting options and restricted stock units, including the timing of all grants and approvals therefore, are described under "Compensation Discussion and Analysis – 2017 Long-Term Incentive Compensation."

(2) The amounts shown in column (d) reflect the total of the threshold payment levels for each element under our MIP. This amount is 50% of the target amounts shown in column (e). The amounts shown in column (f) are 240% of such target amounts for each Named Executive Officer. These amounts are based on the individual's current position and base salary as in effect on December 1, 2017.

(3) The amounts shown in column (g) as having been granted on January 3, 2017, reflect the total of the threshold payment levels for the awards of share settled performance units granted in 2017 under the Pentair plc 2012 Stock and Incentive Plan which is 50% of the target amounts shown in column (h). The amounts shown in column (j) are 300% of such target amounts. These amounts are based on the individual's current salary and position. Any amounts payable with respect to performance units would be paid in March 2020, based on cumulative Company performance for the period 2017 to 2019.

(4) The amounts shown in column (j) reflect the number of restricted stock units granted to each Named Executive Officer in 2017.

(5) The amounts shown in column (k) reflect the number of options to purchase ordinary shares granted to each Named Executive Officer in 2017.

(6) The amounts shown in column (m) reflect the grant date fair value of the awards of restricted stock units, performance share units and stock options computed in accordance with ASC 718.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2017

| Name | Option Awards | | | | | Stock Awards | | | |
	Number of securities underlying unexercised options (#) Exercisable	Number of securities underlying unexercised options (#) Unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)(1)	Option expiration date	Number of shares of stock or units that have not been vested (#)(2)	Market value of shares of stock or units that have not vested ($)(3)	Equity incentive plan awards: Number of unearned shares that have not vested (#)(4)	Equity incentive plan awards: Market or payout value of unearned shares that have not vested ($)(5)
Randall J. Hogan						98,704	6,970,476		
								146,890	10,373,372
	305,253	-		24.78	1/2/2019				
	362,572	-		33.38	1/4/2020				
	171,324	-		36.98	1/3/2021				
	193,777	-		34.12	1/3/2022				
	198,831	-		50.61	1/2/2023				
	27,282	-		52.69	3/15/2023				
	136,579	-		76.87	1/2/2024				
	124,524	62,262(5)		66.68	1/2/2025				
	108,384	216,768(7)		49.28	1/4/2026				
	-	186,000(8)		57.95	1/3/2027				
John L. Stauch						29,589	2,089,575		
								44,638	3,152,336
	59,220	-		33.38	1/4/2020				
	54,890	-		36.98	1/3/2021				
	60,953	-		34.12	1/3/2022				
	50,813	-		50.61	1/2/2023				
	32,723	-		76.87	1/2/2024				
	31,793	15,897(5)		66.68	1/2/2025				
	31,431	62,863(7)		49.28	1/4/2026				
	-	58,726(8)		57.95	1/3/2027				
Beth A. Wozniak						26,310	1,858,012		
								17,981	1,269,818
	-	65,443(6)		54.04	9/15/2025				
	10,838	21,677(7)		49.28	1/4/2026				
	-	26,325(8)		57.95	1/3/2027				

	Option Awards					Stock Awards			
Name	Number of securities underlying unexercised options (#) Exercisable	Number of securities underlying unexercised options (#) Unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)(1)	Option expiration date	Number of shares of stock or units that have not been vested (#)(2)	Market value of shares of stock or units that have not vested ($)(3)	Equity incentive plan awards: Number of unearned shares that have not vested (#)(4)	Equity incentive plan awards: Market or payout value of unearned shares that have not vested ($)(5)
Karl R. Frykman						10,966	774,419		
								17,981	1,269,818
	15,422	-		19.13	3/3/2019				
	19,444	-		34.23	3/2/2020				
	11,773	-		36.53	3/2/2021				
	11,571	-		38.63	3/1/2022				
	9,146	-		50.61	1/2/2023				
	7,999	-		76.87	1/2/2024				
	9,273	4,637(5)		66.68	1/2/2025				
	10,838	21,677(7)		49.28	1/4/2026				
		26,325(8)		57.95	1/3/2027				
John H. Jacko						9,704	685,296		
								4,306	304,090
		10,106(9)		58.06	2/28/2027				

(1) The exercise price for all stock option grants is the fair market value of our ordinary shares on the date of grant.

(2) For the restricted stock unit awards granted to Mr. Jacko on May 31, 2017, the restrictions with respect to all of the shares will lapse on the fourth anniversary of the grant date. For all other awards of restricted stock units, the restrictions with respect to one-third of the shares will lapse on the first, second, and third anniversaries of the grant date. The grant dates of the restricted stock unit awards are as follows:

Name	Grant Date	Number of Restricted Stock Units
Randall J. Hogan	1/2/2015	15,664
	1/4/2016	45,094
	1/3/2017	37,946
John L. Stauch	1/2/2015	4,000
	1/4/2016	13,078
	1/3/2017	12,511
Beth A. Wozniak	9/15/2015	16,192
	1/4/2016	4,510
	1/3/2017	5,608
Karl R. Frykman	1/2/2015	1,122
	1/4/2016	4,351
	1/3/2017	5,493
John H. Jacko	2/28/2017	2,153
	5/31/2017	7,551

(3) The amounts in this column were calculated by multiplying the closing market price of our ordinary shares on the last trading day of our most recently completed fiscal year of $70.62 by the number of unvested restricted stock units.

(4)   The number of performance share units shown in this column reflects the target performance level for the 2017 awards, in accordance with SEC regulations requiring that the number of units be based on achieving threshold performance goals or, if the previous fiscal year's performance has exceeded the threshold, the next higher performance measure (target or maximum) that exceeds the previous fiscal year's performance.

Name	Vesting Date	Number of Performance Share Units
Randall J. Hogan	12/31/2018	67,641
	12/31/2019	79,249
John L. Stauch	12/31/2018	19,616
	12/31/2019	25,022
Beth A. Wozniak	12/31/2018	6,764
	12/31/2019	11,217
Karl R. Frykman	12/31/2018	6,764
	12/31/2019	11,217
John H. Jacko	12/31/2019	4,306

(5)   One-third of these options will vest on each of the first, second and third anniversaries of the grant date, January 2, 2015.
(6)   These options will vest 100% on the fourth anniversary of the grant date, September 15, 2015.
(7)   One-third of these options will vest on each of the first, second and third anniversaries of the grant date, January 4, 2016.
(8)   One-third of these options will vest on each of the first, second and third anniversaries of the grant date, January 3, 2017.
(9)   One-third of these options will vest on each of the first, second and third anniversaries of the grant date, February 28, 2017.

2017 OPTION EXERCISES AND STOCK VESTED TABLE

The following table shows a summary of the stock options exercised by the Named Executive Officers in 2017 and the restricted stock or restricted stock units vested for the Named Executive Officers during 2017.

Name	Option awards		Stock awards	
	Number of shares acquired on exercise (#)	Value realized on exercise ($)(1)	Number of shares acquired on vesting (#)	Value realized on vesting ($)(2)
Randall J. Hogan	330,325	10,406,513	78,834	4,590,874
John L. Stauch	-	-	20,377	1,182,865
Beth A. Wozniak	-	-	2,254	131,070
Karl R. Frykman	18,771	708,535	5,720	332,237
John H. Jacko	-	-	-	-

(1)   Reflects the amount calculated by multiplying the number of options exercised by the difference between the market price of our ordinary shares on the exercise date and the exercise price of options.
(2)   Reflects the amount calculated by multiplying the number of shares vested by the market price of our ordinary shares on the vesting date.

2017 PENSION BENEFITS

Listed below are the number of years of credited service and present value of accumulated pension benefits as of December 31, 2017 for each of the Named Executive Officers under the Pentair, Inc. Pension Plan, the Pentair, Inc. Supplemental Executive Retirement Plan and the Pentair, Inc. Restoration Plan, which are described in detail following the table below. The disclosed amounts are actuarial estimates only and do not necessarily reflect the actual amounts that will be paid to the Named Executive Officers, which will only be known at the time that they become eligible for payment.

Name	Plan name	Number of years credited service (#)	Present value of accumulated benefit ($)(1)	Payments during last fiscal year ($)
Randall J. Hogan	Pentair, Inc. Pension Plan	20	940,849	-
	Pentair, Inc. Supplemental Executive Retirement Plan	20	21,304,335	-
John L. Stauch	Pentair, Inc. Pension Plan	11	346,539	-
	Pentair, Inc. Supplemental Executive Retirement Plan	11	6,049,595	-
Beth A. Wozniak	Pentair, Inc. Pension Plan	N/A	N/A	-
	Pentair, Inc. Supplemental Executive Retirement Plan	2	510,355	-
Karl R. Frykman	Pentair, Inc. Pension Plan	N/A	N/A	-
	Pentair, Inc. Supplemental Executive Retirement Plan	4	928,933	-
John H. Jacko	Pentair, Inc. Pension Plan	N/A	N/A	-
	Pentair, Inc. Supplemental Executive Retirement Plan	1	177,310	-

(1)   The Supplemental Executive Retirement Plan benefits, which include amounts under the Restoration Plan, are payable following retirement at age 55 or later in the form of an annuity. The actuarial present values above were calculated using the following methods and assumptions:

▶   The Pension Plan present values were based on the accrued benefit payable at age 65 and were calculated as of December 31, 2017.

▶   Present values for the Pension Plan are based on a life-only annuity. Present values for the Supplemental Executive Retirement Plan are based on a 180-month-certain only annuity.

▶   The present value of Pension Plan benefits as of December 31, 2017 was calculated assuming a 3.66% interest rate and the MRP2007 male and female generational mortality (no collar adjustments) with improvement scale MMP2007 for post-retirement decrements with no pre-retirement mortality used.

▶   The present value of Supplemental Executive Retirement Plan benefits as of December 31, 2017 was calculated assuming a 3.30% interest rate.

The actual amount of pension benefits ultimately paid to a Named Executive Officer may vary based on a number of factors, including differences from the assumptions used to calculate the amounts.

The Pentair, Inc. Pension Plan, the Pentair, Inc. Retirement Savings and Stock Incentive Plan, the Pentair, Inc. Supplemental Executive Retirement Plan and the Pentair, Inc. Restoration Plan were all amended in 2008 to comply with final regulations under Section 409A of the Code. As a result of these amendments, benefits vested prior to January 1, 2005 are separated from benefits earned after January 1, 2005, and may offer different distribution or other options to participants from those described below.

The Pentair, Inc. Pension Plan

The Pentair, Inc. Pension Plan (the "Pension Plan") is a funded, tax-qualified, noncontributory defined-benefit pension plan that covers certain of our employees. The Pension Plan is limited to those employees who were hired on or before December 31, 2007, and as such, the only Named Executive Officers eligible to participate in Pension Plan are Mr. Hogan and Mr. Stauch. Benefits under the Pension Plan are based upon an employee's years of service and highest average earnings in any five-year period during the ten-year period preceding the employee's retirement (or, in the case of an employee with more than five years but less than ten years of service, during any five-year period preceding the employee's retirement).

Due to plan termination, no additional benefits may be earned under the Pension Plan after December 31, 2017. Benefits under the Pension Plan are payable after retirement in the form of an annuity.

Compensation covered by the Pension Plan for the Named Executive Officers equals the amounts set forth in the "Salary" column under "Executive Compensation Tables-Summary Compensation Table" and 2017 incentive compensation paid under the MIP in March 2018 set forth in the "Non-Equity Incentive Plan Compensation" column under "Executive Compensation Tables-Summary Compensation Table." The amount of annual earnings that may be considered in calculating benefits under the Pension Plan is limited by law. For 2017, the annual limitation was $270,000.

Benefits under the Pension Plan are calculated as an annuity equal to the participant's years of service multiplied by the sum of:

▶ 1.0% of the participant's highest final average earnings; and
▶ 0.5% of such earnings in excess of Primary Social Security compensation.

Years of service under these formulas cannot exceed 35. Contributions to the Pension Plan are made entirely by us and are paid into a trust fund from which the benefits for all participants will be paid.

The Pentair, Inc. Supplemental Executive Retirement and Restoration Plan

The Pentair, Inc. Supplemental Executive Retirement Plan ("SERP") and the Pentair, Inc. Restoration Plan ("Restoration Plan") are unfunded, nonqualified defined benefit pension plans. Employees eligible for participation in the SERP include all executive officers and other key executives selected for participation by the Committee. Participation in the Restoration Plan is limited to eligible employees under the SERP who were eligible employees on or before December 31, 2007. Benefits under these two Plans vest upon the completion of five years of benefit service (all service following initial participation). These Plans are combined for all administrative, accounting and other purposes. Each of the Named Executive Officers participates in the SERP and Mr. Hogan and Mr. Stauch participate in the Restoration Plan. Mr. Hogan and Mr. Stauch are the only Named Executive Officers who are currently fully vested in these plans.

Benefits under the SERP are based upon the number of an employee's years of service following initial participation and the highest average earnings for a five calendar-year period (ending with retirement). Compensation covered by the SERP and the Restoration Plan for the Named Executive Officers equals the amounts set forth in the "Salary" column under "Executive Compensation Tables-Summary Compensation Table" and 2017 incentive compensation paid under the MIP in March 2018 set forth in the "Non-Equity Incentive Plan Compensation" column under "Executive Compensation Tables-Summary Compensation Table."

Benefits under the SERP are calculated as:

▶ final average compensation as defined above; multiplied by
▶ benefit service percentage, which equals 15% multiplied by years of benefit service.

As discussed above, the Pension Plan limits retirement benefits for compensation earned in excess of the annual limitation imposed by the Code, which was $270,000 in 2017. The Restoration Plan is designed to provide retirement benefits based on compensation earned by participants in excess of this annual limitation.

Benefits under the Restoration Plan are calculated as:

▶ final average compensation as defined above, less compensation below the annual limitation amount in each year; multiplied by
▶ earned benefit service percentage (which is weighted based on age at the time of service), in accordance with the following table:

Service Age	Percentage
Under 25	4%
25-34	5.5%
35-44	7%
45-54	9%
55 or over	12%

The benefit percentages calculated above are added and the resulting percentage is multiplied by the covered compensation amount. Benefits vested as of December 31, 2004 are payable after retirement in the form of a 15-year certain annuity or, at the participant's option, a 100% joint and survivor annuity. Benefits earned after December 31, 2004 are payable after retirement in the form of a 15-year certain annuity. No additional benefits may be earned under the Restoration Plan after December 31, 2017.

The present value of the combined accumulated benefits for the Named Executive Officers under both the SERP and the Restoration Plan is set forth in the table under "Executive Compensation Tables - Pension Benefits."

The Pentair, Inc. Retirement Savings and Stock Incentive Plan

The Pentair, Inc. Retirement Savings and Stock Incentive Plan ("RSIP/ESOP Plan") is a tax-qualified 401(k) retirement savings plan, with a companion Employee Stock Ownership Plan ("ESOP") component. Participating employees may contribute up to 50% of base salary and incentive compensation on a before-tax basis and 15% of compensation on an after-tax basis,

into their 401(k) plan ("RSIP"). We normally match an amount equal to one dollar for each dollar contributed to the RSIP by participating employees on the first 1%, and 50 cents for each dollar contributed to the RSIP by participating employees on the next 5%, of their regular earnings to incent employees to make contributions to our retirement plan. In addition, after the first year of employment, we contribute to the ESOP an amount equal to 1.5% of cash compensation (salary and incentive compensation) for each participant in the RSIP. The RSIP/ESOP Plan limits the amount of cash compensation considered for contribution purposes to the maximum imposed by the Code, which was $270,000 in 2017.

Participants in the RSIP/ESOP Plan are allowed to invest their account balances in a number of possible mutual fund investments. Our ordinary shares are also a permitted investment choice under the RSIP. We also make ESOP contributions in our ordinary shares.

Fidelity Investments Institutional Services Co. provides these investment vehicles for participants and handles all allocation and accounting services for the Plan. We do not guarantee or subsidize any investment earnings under the Plan.

Amounts deferred, if any, under the RSIP/ESOP Plan by the Named Executive Officers are included in the "Salary" and "Non-Equity Incentive Plan Compensation" columns under "Executive Compensation Tables-Summary Compensation Table." Amounts contributed by us to the RSIP/ESOP Plan for the Named Executive Officers are included in the "All Other Compensation" column under "Executive Compensation Tables-Summary Compensation Table." Matching contributions are generally made a year in arrears.

NONQUALIFIED DEFERRED COMPENSATION TABLE

The following table sets forth the contributions, earnings, distributions and 2017 year-end balances for each of the Named Executive Officers under our Sidekick Plan described under "Compensation Discussion and Analysis – Retirement and Other Benefits – Deferred Compensation." Contributions we make to the Sidekick Plan are intended to make up for contributions to our RSIP/ESOP Plan (including our matching contributions) for cash compensation above the maximum imposed by the Code, which was $270,000 in 2017. Because

the Code does not permit contributions on amounts in excess of that limit under a tax-qualified plan, the Sidekick Plan is designed to permit matching contributions on compensation in excess of the maximum imposed by the Code. We make these matching contributions to the Sidekick Plan on amounts in excess of the maximum imposed by the Code, but below the $700,000 compensation limit contained in our Sidekick Plan (such contributions by a Named Executive Officer, "Covered Sidekick Compensation").

Name	Executive Contributions in 2017 ($)	Registrant Contributions in 2017 ($)	Aggregate Earnings/(Loss) in 2017 ($)	Aggregate Withdrawals/ Distributions in 2017 ($)	Aggregate Balance at December 31, 2017 ($) (1)
Randall J. Hogan	25,453	12,879	1,503,974	(401,079)	6,813,785
John L. Stauch	588,547	21,750	1,393,620	-	6,802,853
Beth A. Wozniak	30,292	13,000	41,596	-	254,654
Karl R. Frykman	126,198	10,711	19,378	-	200,613
John H. Jacko	23,550	-	1,895	-	25,445

(1)   Amounts deferred under the Sidekick Plan that have also been reported in the Summary Compensation Table since 2006 for each Named Executive Officer are: Mr. Randall J. Hogan — $5,505,016; Mr. John L. Stauch — $5,387,157; Ms. Beth A. Wozniak — $177,850; Mr. Karl R. Frykman — $147,498; and Mr. John H. Jacko — $23,550. To the extent the amounts in this column are less than the amounts reported in the Summary Compensation Table since 2006, the difference is due to losses, withdrawals or distributions.

The amounts set forth in the column "Executive Contributions in 2017" reflect the amount of cash compensation each Named Executive Officer deferred in 2017 under the Sidekick Plan.

The amounts set forth in the column "Registrant Contributions in 2017" are the totals of contributions we made in 2017 under the Sidekick Plan for the account of each Named Executive Officer. These amounts, in addition to contributions we made under the RSIP/ESOP Plan, are included in the "Summary

Compensation Table" in the column labeled "All Other Compensation" above. The contributions we made are derived from some or all of the following sources:

▶ Matching contributions equal to one dollar for each dollar contributed up to 1% of Covered Sidekick Compensation, and 50 cents for each incremental dollar contributed on the next 5%, deferred in 2016 by each Named Executive Officer; we normally make these contributions one year in arrears.

▶ A discretionary contribution of up to 1½% of Covered Sidekick Compensation earned in 2016 for each Named Executive Officer; we normally make these contributions one year in arrears.

The amounts set forth in the column "Aggregate Earnings/(Loss) in 2017" reflect the amount of investment earnings realized by each Named Executive Officer on the investments chosen that are offered to participants in our RSIP/ESOP Plan and Sidekick Plan. Fidelity Investments Institutional Services Co. provides these investment vehicles for participants and handles all allocation and accounting services for these plans. We do not guarantee or subsidize any investment earnings in either Plan.

For some participants, including the Named Executive Officers, the selected distribution events under the Sidekick Plan included a change in control, which included the merger between Pentair and a subsidiary of Tyco International in 2012 ("the Merger"). As a result, the distribution of some previously earned and vested, but unpaid, amounts under Pentair's deferred compensation programs to the Named Executive Officers commenced upon the consummation of the Merger. Some of these amounts were distributed in installments, and the amounts of the installments occurring in 2017 are set forth in the column "Aggregate Withdrawals/Distributions in 2017."

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Except for items described below, we have no agreements, arrangements, or plans that entitle executive officers to severance, perquisites, or other enhanced benefits

upon termination of their employment; any such payments or benefits would be at the discretion of the Compensation Committee.

Randall J. Hogan Retirement Agreement

On March 14, 2018, we entered into a Retirement Agreement with Randall J. Hogan, our Chairman and Chief Executive Officer. Pursuant to such Retirement Agreement, Mr. Hogan will:

▶ retire as our Chairman and Chief Executive Officer at the effective time of the Separation;
▶ provide consulting services to us from the date of the Separation through August 31, 2020, for up to 40 hours per calendar year, prorated for any partial year;
▶ not accept a position with another entity with a start date prior to the date of the Separation, unless he has incurred an involuntary termination of employment not for cause or a voluntary termination of employment for good reason, or our Compensation Committee of the Board of Directors has otherwise given consent; and

▶ comply with the terms of the noncompetition, non-solicitation, non-disparagement, confidentiality and intellectual property covenants applicable to him under other agreements.

In exchange, and provided Mr. Hogan is not terminated for cause prior to the date of the Separation, we will:

▶ provide Mr. Hogan with office space, secretarial support, office services and IT services from the date of the Separation through August 31, 2020;
▶ continue to cover Mr. Hogan and his dependents under our active employee medical and dental plans at our expense through August 31, 2020; and
▶ reimburse Mr. Hogan for expenses incurred in connection with his consulting services.

Change in Control Agreements

We have entered into agreements with certain key corporate executives and business division leaders, including all Named Executive Officers, that provide for contingent benefits upon a change in control. These agreements are intended to provide for continuity of management upon a completed or threatened change in control. The agreements provide that covered executive officers could be entitled to certain severance or other benefits following a change in control. If, following such a change in control, the executive officer is involuntarily terminated, other than for disability or for cause, or if such executive officer terminates his or her employment for conditions that constitute good reason, then the executive

officer is entitled to certain severance payments. As previously disclosed, we have adopted a policy of not including automatic single trigger change in control vesting and excise tax gross-ups in new agreements with our executive officers.

Under these agreements, "cause" means:

▶ engaging in intentional conduct that causes us demonstrable and serious financial injury;
▶ conviction of a felony; or
▶ continuing willful and unreasonable refusal by an officer to perform his or her duties or responsibilities.

Under these agreements, "good reason" means:

- a breach of the agreement by us;
- any reduction in an officer's base salary, percentage of base salary available as incentive compensation or bonus opportunity or benefits;
- an officer's removal from, or any failure to reelect or reappoint him or her to serve in, any of the positions held with us on the date of the change in control or any other positions to which he or she is thereafter elected, appointed or assigned, except in the event that such removal or failure to reelect or reappoint relates to our termination of an officer's employment for cause or by reason of disability;
- a good faith determination by an officer that there has been a material adverse change in his or her working conditions or status relative to the most favorable working conditions or status in effect during the 180-day period prior to the change in control, or, to the extent more favorable to him or her, those in effect at any time while employed after the change in control, including a significant change in the nature or scope of his or her authority, powers, functions, duties or responsibilities or a significant reduction in the level of support services, staff, secretarial and other assistance, office space and accoutrements, but in each case excluding for this purpose an isolated, insubstantial and inadvertent event not occurring in bad faith that we remedy within 10 days after receipt of notice;
- relocation of an officer's principal place of employment to a location more than 50 miles from his or her principal place of employment on the date 180 days prior to the change in control;
- imposition of a requirement that an officer travel on business 20% in excess of the average number of days per month he or she was required to travel during the 180-day period prior to the change in control;
- our failure to cause a successor to assume an officer's agreement; or
- only in the case of the Chief Executive Officer, a voluntary termination for any reason within 30 days following the first anniversary of any change in control.

Under these agreements, a "change in control" is deemed to have occurred if:

- any person is or becomes the beneficial owner of securities representing 30% (or 20% in the case of Mr. Hogan) or more of our outstanding ordinary shares or combined voting power;
- a majority of the Board changes in a manner that has not been approved by at least two-thirds of the incumbent directors or successor directors nominated by at least two-thirds of the incumbent directors;
- we consummate a merger, consolidation or share exchange with any other entity (or the issuance of voting securities in connection with a merger, consolidation or share

exchange) which our shareholders have approved and in which our shareholders control less than 50% of combined voting power after the merger, consolidation or share exchange; or
- we consummate a plan of complete liquidation or dissolution or an agreement for the sale or disposition of all or substantially all of our assets which our shareholders have approved.

The benefits under the change in control agreements that could be triggered by a change in control and a covered termination in connection with such a change in control include:

- upon any change in control:
  - incentive compensation awards for the year in question to be paid at target;
  - for Named Executive Officers other than Ms. Wozniak and Mr. Jacko, immediate vesting of all unvested stock options and termination of all restrictions on restricted stock awards;
  - for Named Executive Officers other than Ms. Wozniak and Mr. Jacko, cash settled performance awards and performance share units to be paid at one-third of target if the award cycle has been in effect less than 12 months, at two-thirds of the then-current value if the award cycle has been in effect for between 12 and 24 months, and at the then-current value if the award cycle has been in effect for 24 months or more, in each case as if all performance or incentive requirements and periods had been satisfied; and
  - in certain cases for Named Executive Officers other than Ms. Wozniak and Mr. Jacko, reimbursement of any excise taxes triggered by payments to the executive and any additional taxes on this reimbursement. In place of a tax gross up for excise taxes, Ms. Wozniak's and Mr. Jacko's agreements provide that, if excise taxes would otherwise be imposed in connection with a change in control, the executive's change in control compensation protections will be either cut back to a level below the level that would trigger the imposition of the excise taxes or paid in full and subjected to the excise taxes, whichever results in the better after-tax result to the executive.
- upon termination of the executive by us other than for death, disability or cause or by the executive for good reason, after a change in control:
  - severance payable upon termination in an amount equal to 300% (for Mr. Hogan), 250% (for Mr. Stauch) or 200% (for Ms. Wozniak, Mr. Frykman and Mr. Jacko) of annual base salary plus the greater of the executive's target bonus for the year of termination or the actual bonus paid with respect to the year prior to the change in control;

- replacement coverage for Company-provided group medical, dental and life insurance policies for up to three years (for Mr. Hogan) or two years (for all other Named Executive Officers);

- the cost of an executive search agency not to exceed 10% of the executive's annual base salary;

- the accelerated accrual and vesting of benefits under the SERP (for those executives who have been made participants of such plan); and for executives having fewer than seven years of participation in the SERP, up to three additional years of service can be credited, up to a maximum of seven years of service;

- up to $15,000 in fees and expenses of consultants and legal or accounting advisors; and

- for Ms. Wozniak and Mr. Jacko, whose agreements do not provide for single-trigger equity vesting, all equity-based and cash incentive awards granted

prior to the change in control will be subject to the terms of the incentive plan under which they were granted (including accelerated vesting, if provided for in the applicable plan), and all equity-based and cash incentive awards granted on or after the change in control will vest or be earned in full upon such termination.

In the case of each Named Executive Officer, the agreement also requires the executive to devote his or her best efforts to us or our successor during the three-year or two-year period, to maintain the confidentiality of our information during and following employment and to refrain from competitive activities for a period of one year following termination of employment with us or our successor.

Change in Control and Termination Provisions of Incentive Plans

Change in Control Provisions

The Pentair plc 2012 Stock and Incentive Plan provides that, upon a change in control, unless an agreement between us and the executive provides for a more favorable result to the executive:

- all outstanding options, restricted stock and restricted stock units that are not performance awards are immediately vested;

- all outstanding performance awards (other than annual incentive awards) are paid in full based on performance at the better of target or trend; and

- all outstanding annual incentive awards are paid based on full satisfaction of the performance goals.

The 2004 Omnibus Plan and 2008 Omnibus Plan each provides that, upon a change in control, unless otherwise provided in an agreement between us and the executive that discusses the effect of a change in control on the executive's awards:

- all outstanding options (which are the sole form of awards currently outstanding under the plans) that are unvested become fully vested.

Termination Provisions

- *Retirement*. If any of the Named Executive Officers terminates employment in a retirement with at least 10 years of service, the Pentair plc 2012 Stock and Incentive Plan and its predecessor plans provide as follows:

  - If the retirement is prior to age 60: unvested options are forfeited; restricted stock and restricted stock units (that are not performance awards or for which any performance goals have been satisfied) vest pro rata; and performance awards are paid on a pro rata basis based on actual performance; or

  - If the retirement is after age 60: options continue to vest for 5 years; restricted stock and restricted stock units (that are not performance awards or for which any performance goals have been satisfied) vest in full; and performance awards are paid in full based on actual performance.

- *Death or Disability*. If any of the Named Executive Officers terminates employment as a result of death or disability, the Pentair plc 2012 Stock and Incentive Plan and its predecessor plans provide that options, restricted stock and restricted stock units are immediately vested; and performance awards are paid in full based on actual performance.

- *Termination Without Cause or for Good Reason*. If any of the Named Executive Officers terminates employment in an involuntary termination for a reason other than cause, death or disability, or in a voluntarily termination for good reason, then the employee's outstanding awards under the Pentair plc 2012 Stock and Incentive Plan will be eligible for continued or accelerated vesting, as described below. A termination of employment under these circumstances is referred to in the Pentair plc 2012 Stock and Incentive Plan as a "Covered Termination." For a Named Executive Officer's termination to be considered a Covered Termination, the officer must execute a general release in a form and manner determined by us. Upon a Covered Termination, the Pentair plc 2012 Stock and Incentive Plan provides that awards held by a Board-appointed corporate officer, including such a Named Executive Officer, will be treated as follows:

  - Stock options will remain outstanding, and will continue to vest in accordance with their terms as if the officer had remained in employment, until the earlier of the expiration date of the stock option and the fifth anniversary of the covered termination.

- Restricted stock and restricted stock units (that are not performance awards or for which any performance goals have been satisfied) will vest in full.
- Performance awards, including restricted stock and restricted stock units that have performance-based vesting, will be paid following the end of the performance period based on achievement of the performance goals established for the awards as if the employee had not experienced a covered termination.

Under the Pentair plc 2012 Stock and Incentive Plan, the term "cause" means an act or omission by the officer as is determined by the Plan administrator to constitute cause for termination, including but not limited to any of the following:

- a material violation of any company policy;
- embezzlement from, or theft of property belonging to, us or any of our affiliates;
- willful failure to perform, or gross negligence in the performance of, or failure to perform, assigned duties; or
- other intentional misconduct, whether related to employment or otherwise, which has, or has the potential to have, a material adverse effect on our business.

Under the Pentair plc 2012 Stock and Incentive Plan, the term "good reason" means:

- any material breach by us of the terms of any employment agreement;
- any reduction in base salary or percentage of base salary available as incentive compensation or bonus opportunity, or any material reduction in nonqualified deferred compensation retirement benefits;
- a good faith determination by the officer that there has been a material adverse change in the officer's working conditions or status;
- a relocation of the principal place of employment to a location more than 50 miles; or
- an increase of 20% or more in travel requirements.

For an event to constitute good reason, we must receive written notice and an opportunity to cure.

Benefits pursuant to these incentive plans are generally applicable to all other participants who meet the requisite criteria as well as to the Named Executive Officers.

Quantification of Compensation Payable upon a Change in Control or Termination of Employment

The amounts each Named Executive Officer would receive upon a termination as a result of a Covered Termination, a qualifying retirement with 10 years of service, death or disability, in each case in the absence of a change in control, is shown below. As required by the Securities and Exchange Commission rules, the amounts shown assume that such termination was effective as of December 31, 2017, and thus are estimates of the amounts that would actually be received. The actual amounts to be received can only be determined in connection with the termination event. As indicated in the

table below, the only benefits the Named Executive Officer would be entitled to receive upon a termination as a result of a Covered Termination, a qualifying retirement with 10 years of service, death or disability, in each case in the absence of a change in control, relate to accelerated vesting or payment of long-term incentive awards. Any severance, perquisites, or other enhanced benefits upon termination of employment in the absence of a change in control would be at the discretion of the Compensation Committee.

Executive	Stock Option Vesting($)	Restricted Stock Unit Vesting(1)($)	Performance Share Unit Vesting(2)($)	Total($)
Randall J. Hogan(3)	-	-	10,719,371	10,719,371
John L. Stauch	2,148,189	2,089,575	3,255,799	7,493,563
Beth A. Wozniak	1,881,170	1,858,012	1,309,458	5,048,640
Karl R. Frykman	814,395	774,419	1,309,458	2,898,272
John H. Jacko	126,931	685,296	308,867	1,121,094

(1) None of the restricted stock units would vest upon a retirement prior to 10 years of service, and only a pro rata portion of the restricted stock units would vest upon a retirement with 10 years of service prior to age 60.
(2) The amount shown assumes target performance. The actual amount is determined on the basis of actual performance through the end of the applicable performance period.
(3) Because Mr. Hogan is eligible for immediate or continued vesting upon retirement, no enhanced benefit would occur with respect to his stock options or restricted stock units.

The table below shows the amount of compensation payable to each Named Executive Officer upon (1) a change in control without a termination of employment or (2) a change in control followed by a termination of employment (a) by us, other than for death, disability or cause or (b) by the executive for good reason. The amounts shown assume that such termination was effective as of December 31, 2017. The actual amounts to be paid out can only be determined in connection with a change in control or termination following a change in control.

	Cash Termination Payment (1)($)	Stock Option Vesting (2)($)	Restricted Stock Unit Vesting (2)($)	Performance Share Unit Vesting (2)($)	SERP & Related Pension (1)($)	Incentive Compensation (2)($)	Outplacement (1)($)	Legal & Accounting Advisors (1)($)	Medical, Dental, Life Insurance (1)($)	Total: Change in Control (2)($)	Excise Tax Gross Up or Cutback (3)($)	Total: Change in Control Followed by Termination (1)($)
Randall J. Hogan(4)	9,951,201	-	-	10,719,371	-	2,041,272	50,000	15,000	42,548	12,760,643	-	22,819,392
John L. Stauch	3,508,000	2,148,189	2,089,575	3,255,799	-	701,600	50,000	15,000	38,775	8,195,163	-	11,806,938
Beth A. Wozniak	1,746,000	1,881,170	1,858,012	1,309,458	803,460	388,000	48,500	15,000	27,665	5,436,640	-	8,077,265
Karl R. Frykman	2,139,238	814,395	774,419	1,309,458	1,273,033	388,000	48,500	15,000	37,659	3,286,272	2,853,899	9,653,601
John H. Jacko	1,435,500	126,931	685,296	308,867	617,250	282,750	43,500	15,000	37,934	1,403,844	(713,460)	2,839,568

(1) Triggered only upon a change in control and a termination of the executive officer by us other than for death, disability or cause or by the executive for good reason.

(2) Triggered solely upon a change in control under the change in control agreement for Messrs. Hogan, Stauch, and Frykman, and under the Pentair plc 2012 Stock and Incentive Plan for Ms. Wozniak and Mr. Jacko. The amount shown for performance share units assumes target performance and includes the balance of any dividend equivalent units (rounded down to the nearest whole share).

(3) For Messrs. Hogan, Stauch, and Frykman, reflects either the amount of the gross-up for excise taxes or a reduction mandated by the change in control agreement in the event that the excise tax on certain "parachute payments" can be avoided by reducing the amount of the payments by not more than 10%. In place of a tax gross up for excise taxes, Ms. Wozniak's and Mr. Jacko's agreements provide that, if excise taxes would otherwise be imposed in connection with a change in control, the executive's change in control compensation protections will be either cut back to a level below the level that would trigger the imposition of the excise taxes or paid in full and subjected to the excise taxes, whichever results in the better after-tax result to the executive.

(4) Because Mr. Hogan is eligible for immediate or continued vesting upon retirement, no enhanced benefit would occur with respect to his stock options or restricted stock units.

The amounts in the two tables above assume, to the extent applicable, that:

▶ our ordinary shares were valued at $70.62, the closing market price for our ordinary shares on the last trading day of 2017;

▶ outplacement services fees are $50,000 or 10% of annual base salary, whichever is less;

▶ legal and accounting advisor fees are the maximum possible under the change in control agreements for each executive officer; and

▶ medical, dental and life insurance coverage will continue until three years (for Mr. Hogan) or two years (for all other Named Executive Officers) after a change in control, in each case at the current cost per year for each executive.

Under certain circumstances, as reflected above, we may pay to an executive covered by a change in control agreement (other than Ms. Wozniak and Mr. Jacko) an excise tax gross up. This practice was discontinued in 2013. Since then, any new agreements entered into with any new executive officers did not contain this feature. In place of a tax gross up for excise taxes, Ms. Wozniak's and Mr. Jacko's agreements provide that, if excise taxes would otherwise be imposed in connection with a change in control, the executive's change in control compensation protections will be either cut back to a level below the level that would trigger the imposition of the excise taxes or paid in full and subjected to the excise taxes, whichever results in the better after-tax result to the executive. In determining the amount of any gross up or cut back included in the tables above, we made the following material assumptions: an excise tax rate of 20% under the Code, a combined federal and state individual tax rate of 41.9%, and that we would be able to overcome any presumption that grants of stock options or restricted stock units in 2017 were made in contemplation of a change in control pursuant to regulations promulgated under the Code. In addition, no excise tax gross up will be made if the portion of the payments treated as "parachute payments" received by an executive in the event of a change in control can be reduced by not more than 10% and escape an excise tax. In that event, the payments will be reduced to the highest qualifying amount and no gross up will be paid. Furthermore, it was assumed that no value will be attributed to any non-competition agreement. At the time of any such change in control or termination, a value may be attributed, which would result in a reduction of amounts subject to the excise tax.

PAY RATIO

As required by Item 402(u) of Regulation S-K, we are providing the following information about the ratio of the median annual total compensation of our employees and the annual total compensation of Mr. Hogan, our Chief Executive Officer. For the year ended December 31, 2017:

▶ the median of the annual total compensation of all employees of our company was reasonably estimated to be $ 54,201;

▶ the annual total compensation of Mr. Hogan was $14,325,887.

▶ Based on this information, the ratio of the annual total compensation of our chief executive officer to the median of the annual total compensation of all other employees is estimated to be 264 to 1.

To identify our median employee, we began by considering each individual employed by us worldwide on October 1, 2017, except that we excluded approximately 854 employees located outside the United States as permitted by the *de minimis* exception in Item 402(u). Based on the *de minimis* exception, we excluded all individuals located in the following countries, which constituted approximately 4.67% of the 18,269 total individuals that we employed globally as of October 1, 2017:

Country	Total Employees
India	737
United Arab Emirates	63
South Africa	39
Saudi Arabia	6
Turkey	5
Kenya	4

We then calculated the target cash compensation (which we define as base salary or wages plus target cash bonus) that we paid each individual (other than those we excluded by reason of the *de minimis* exception) during 2017 to identify our median employee. To calculate the target cash compensation for any employee that we paid in currency other than U.S. Dollars, we then applied the applicable foreign currency exchange rate in effect on October 1, 2017 to convert such foreign employee's target cash compensation into U.S. Dollars.

Once we identified our median employee, we added together all of the elements of such employee's compensation for 2017 in the same way that we calculate the annual total compensation of our Named Executive Officers in the Summary Compensation Table. To calculate our ratio, we divided Mr. Hogan's annual total compensation, as reported in the summary compensation table above, by the median employee's annual total compensation.

RISK CONSIDERATIONS IN COMPENSATION DECISIONS

The Committee believes that paying for performance is an important part of its compensation philosophy, but recognizes the risk that incentivizing specific measures of performance may pose to the performance of the Company as a whole if personnel were to act in ways designed primarily to maximize their compensation. Therefore, the Committee conducts an annual assessment of potential risks arising from its compensation programs and policies applicable to all employees. In its December 2017 assessment, the Committee noted the following considerations, among others:

▶ the balance of our fixed and variable compensation in our executive officer compensation programs

▶ the balance in our compensation programs between the achievement of short-term objectives and longer-term value creation

▶ the mix of compensation forms within our long-term incentive compensation program

▶ our use of multiple performance measures under our incentive compensation programs

▶ the impact of these performance measures on our financial results

▶ our use of performance curves that require achievement of a minimum level of performance before receiving any incentive payout

▶ capped payouts under our incentive programs

▶ our adoption of a clawback policy pursuant to which certain incentive compensation earned by our executive officers may be subject to recoupment

▶ our stock ownership guidelines and equity holding policy

▶ our adoption of an equity holding policy

Based on its assessment, the Committee concluded that the risks arising from our compensation programs and policies are not reasonably likely to have a material adverse effect on our company. The Committee will continue to assess our compensation programs to align employee interests with those of long-term shareholder interests.

PROPOSAL 3

RATIFY, BY NON-BINDING ADVISORY VOTE, THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE INDEPENDENT AUDITOR OF PENTAIR PLC AND TO AUTHORIZE, BY BINDING VOTE, THE AUDIT AND FINANCE COMMITTEE OF THE BOARD OF DIRECTORS TO SET THE AUDITOR'S REMUNERATION

 The Board recommends a vote **FOR** the ratification of the appointment of Deloitte & Touche LLP as the independent auditor of Pentair plc and the authorization of the Audit and Finance Committee to set the auditor's remuneration

The Audit and Finance Committee has selected and appointed Deloitte & Touche LLP ("D&T") to audit our financial statements for the fiscal year ending December 31, 2018. The Board, upon the recommendation of the Audit and Finance Committee, is asking our shareholders to ratify, by non-binding advisory vote, the appointment and to authorize, by binding vote, the Audit and Finance Committee of the Board of Directors to set the independent auditor's remuneration. Although approval is not required by our Articles of Association or otherwise, the Board is submitting the appointment of D&T to our shareholders because we value our shareholders' views on our independent auditor. If the appointment of D&T is not ratified by shareholders, it will be considered as notice to the Board and the Audit and Finance Committee to consider the selection of a different firm. Even if the appointment is ratified, the Audit and Finance Committee in its discretion may select a different independent auditor at any time during the year if it determines that such a change would be in the best interests of our company and our shareholders.

The Audit and Finance Committee is directly responsible for the appointment, compensation, retention and oversight of the independent auditor retained to audit our financial statements. D&T has been retained as our independent auditor

continuously since 1977. The Audit and Finance Committee is responsible for the audit fee negotiations associated with our retention of D&T. In connection with the mandated rotation of D&T's lead engagement partner, the Audit and Finance Committee and its Chair are directly involved in the selection of D&T's new lead engagement partner. The members of the Audit and Finance Committee and the Board believe that the continued retention of D&T to serve as our independent auditor is in our and our shareholders' best interests.

We expect that one or more representatives of D&T will be present at the Annual General Meeting. Each of these representatives will have the opportunity to make a statement, if he or she desires, and is expected to be available to respond to any questions.

The resolution in respect of this Proposal 3 is an ordinary resolution. The text of the resolution in respect of Proposal 3 is as follows:

"**IT IS RESOLVED**, to ratify, on a non-binding, advisory basis, the appointment of Deloitte & Touche LLP as the independent auditor of Pentair plc and to authorize, in a binding vote, the Audit and Finance Committee to set the auditor's remuneration."

VOTE REQUIREMENT

Ratification, by non-binding advisory vote, of the appointment of Deloitte & Touche LLP as the independent auditor of Pentair plc and the authorization, by binding vote, of the Audit and

Finance Committee to set the auditor's remuneration requires the affirmative vote of a majority of the votes cast in person or by proxy at the Annual General Meeting.

EACH OF THE BOARD AND THE AUDIT AND FINANCE COMMITTEE RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE INDEPENDENT AUDITOR OF PENTAIR PLC AND THE AUTHORIZATION OF THE AUDIT AND FINANCE COMMITTEE TO SET THE AUDITOR'S REMUNERATION.

AUDIT AND FINANCE COMMITTEE PRE-APPROVAL POLICY

The Audit and Finance Committee reviews and approves the external auditor's engagement and audit plan, including fees, scope, staffing and timing of work. In addition, the Audit and Finance Committee Charter limits the types of non-audit services that may be provided by the independent auditors. Any permitted non-audit services to be performed by the independent auditors must be pre-approved by the Audit and Finance Committee after the Committee is advised of the nature of the engagement and particular services to be provided. The Audit and Finance Committee pre-approved audit fees and all permitted non-audit services of the independent auditor in 2017. Responsibility for this pre-approval may be delegated to one or more members of the Audit and Finance Committee; all such approvals, however, must be disclosed to the Audit and Finance Committee at its next regularly scheduled meeting. The Audit and Finance Committee may not delegate authority for pre-approvals to management.

FEES PAID TO THE INDEPENDENT AUDITORS

We engaged D&T, Deloitte AG, Deloitte & Touche (Ireland) and the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively, the "Deloitte Entities") to provide various audit, audit-related, tax and other permitted non-audit services to us during fiscal years 2017 and 2016.

The Audit and Finance Committee approved all fees paid to the Deloitte Entities and underlying services provided by the Deloitte Entities. Their fees for these services were as follows (in thousands):

	2017	2016
Audit fees(1)	$12,716	$11,329
Audit-related fees(2)	277	845
Tax fees(3)		
Tax compliance and return preparation	626	1,202
Tax planning and advice	3,533	2,007
Total tax fees	4,159	3,209
Total	$17,152	$15,383

(1) Consists of fees for audits of our consolidated annual financial statements and the effectiveness of internal controls over financial reporting, reviews of our quarterly financial statements, statutory audits, reviews of SEC filings, consents for registration statements and comfort letters in connection with securities offerings.
(2) Consists of fees for due diligence, employee benefit plan audits and certain other attest services.
(3) Consists of fees for tax compliance and return preparation and tax planning and advice.

AUDIT AND FINANCE COMMITTEE REPORT

In connection with the financial statements for the year ended December 31, 2017, the Audit and Finance Committee has:

▶ reviewed and discussed our audited U.S. GAAP consolidated financial statements and Irish statutory financial statements for the year ended December 31, 2017 with management;

▶ discussed with Deloitte & Touche LLP, our independent registered public accounting firm, the matters required to be discussed by Auditing Standard No. 1301 and Rule 2-07 of SEC Regulation S-X; and

▶ received the written disclosures and the letter from Deloitte & Touche LLP as required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit and Finance Committee concerning independence, and discussed with Deloitte & Touche LLP their independence.

Based upon these reviews and discussions, the Audit and Finance Committee recommended to the Board that our audited consolidated financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2017 filed with the Securities and Exchange Commission on February 27, 2018. The Board has approved these inclusions.

THE AUDIT AND FINANCE COMMITTEE

Glynis A. Bryan, Chair
Jacques Esculier
David H. Y. Ho
Ronald L. Merriman
Billie I. Williamson

PROPOSAL 4

AUTHORIZE THE PRICE RANGE AT WHICH PENTAIR PLC CAN RE-ALLOT SHARES IT HOLDS AS TREASURY SHARES UNDER IRISH LAW

 The Board recommends a vote **FOR** the authorization of the price range at which Pentair plc can re-allot shares it holds as treasury shares under Irish law

Our historical open-market share repurchases (redemptions) and other share buyback activities result in ordinary shares being acquired and held by us as treasury shares. We may re-allot treasury shares that we acquire through our various share buyback activities in connection with our employee compensation programs.

Under Irish law, our shareholders must authorize the price range at which we may re-allot any shares held in treasury. In this proposal, that price range is expressed as a minimum and maximum percentage of the prevailing market price (as defined below). Under Irish law, this authorization will expire after eighteen months unless renewed. Accordingly, we expect to propose renewal of this authorization at subsequent Annual General Meetings.

The authority being sought from shareholders provides that the minimum and maximum prices at which an ordinary share held in treasury may be re-allotted are 95% (or nominal value where the re-allotment of treasury shares is required to satisfy an obligation under any employee or director share or option plan operated by Pentair plc) and 120%, respectively, of the average closing price per ordinary share, as reported on the New York Stock Exchange, for the 30 trading days immediately preceding the proposed date of re-allotment. Any re-allotment of treasury shares will be at price levels that the Board considers in the best interests of our shareholders.

The resolution in respect of this Proposal 4 is a special resolution. The text of the resolution in respect of Proposal 4 is as follows:

"**IT IS RESOLVED**, as a special resolution, that for the purposes of section 1078 of the Companies Act 2014, the re-allotment price range at which any treasury shares (as defined by section 106 of the Companies Act 2014) for the time being held by Pentair plc may be re-allotted off-market shall be as follows:

1. the maximum price at which a treasury share may be re-allotted off-market shall be an amount equal to 120% of the 'market price.'

2. the minimum price at which a treasury share may be re-allotted off-market shall be the nominal value of the share where such a share is required to satisfy an obligation under any employee or director share or option plan operated by Pentair plc or, in all other cases, not less than 95% of the 'market price.'

3. for the purposes of this resolution, the 'market price' shall mean the average closing price per ordinary share of Pentair plc, as reported on the New York Stock Exchange, for the 30 trading days immediately preceding the day on which the relevant share is re-allotted.

FURTHER RESOLVED, that this authority to re-allot treasury shares shall expire on the date 18 months from the date of the passing of this resolution unless previously varied, revoked or renewed in accordance with the provisions of sections 109 and/or 1078 (as applicable) of the Companies Act 2014 (and/or any corresponding provision of any amended or replacement legislation) and is without prejudice or limitation to any other authority of the Company to re-allot treasury shares on-market."

VOTE REQUIREMENT

Authorization of the price range at which Pentair plc can re-allot shares it holds as treasury shares under Irish law requires the affirmative vote of not less than 75% of the votes cast in person or by proxy at the Annual General Meeting.

THE BOARD RECOMMENDS A VOTE "FOR" THE AUTHORIZATION OF THE PRICE RANGE AT WHICH PENTAIR PLC CAN RE-ALLOT SHARES IT HOLDS AS TREASURY SHARES UNDER IRISH LAW.

APPROVE THE REDUCTION OF THE MINIMUM NUMBER OF DIRECTORS FROM NINE TO SEVEN AND THE MAXIMUM NUMBER OF DIRECTORS FROM TWELVE TO ELEVEN

 The Board recommends a vote **FOR** approval of the reduction of the minimum number of directors from nine to seven and the maximum number of directors from twelve to eleven

Article 71 of our Articles of Association currently provides that the number of directors on our Board shall not be less than nine nor more than twelve. Our Board currently has twelve members. Upon completion of the Separation, we expect the size of our Board to be reduced to nine members, with Messrs. Burris, Garden, Ho, Hogan, Merriman and Monahan resigning, and Messrs. Harris, Peltz, Speetzen and Stauch joining our Board. Given that we expect the size of our Board to be smaller after the Separation than it historically has been, our Board believes it is appropriate to reduce the minimum number of directors and the maximum number of directors as provided for in our Articles of Association, effective upon the later of shareholder approval of this Proposal 5 or the completion of the Separation.

Article 93 of our Articles of Association provides that the Company may increase or reduce the minimum or maximum number of the Board by Variation Resolution (as defined in our Articles of Association), except where our Board makes a

recommendation to the shareholders to change the minimum or maximum number, in which case an ordinary resolution shall be required. Accordingly, our Board has approved, and recommends that our shareholders approve, a resolution to decrease the minimum number of directors from nine to seven and the maximum number of directors from twelve to eleven, effective upon the later of shareholder approval of this Proposal 5 or the completion of the Separation.

The text of the resolution in respect of Proposal 5 is as follows:

"**IT IS RESOLVED**, as an ordinary resolution, that, in accordance with Article 93 of the Articles of Association of Pentair plc and for the purposes of Article 71 of the Articles of Association of Pentair plc, the prescribed minimum number of directors shall be decreased from nine to seven and the maximum number of directors shall be decreased from twelve to eleven, effective upon the later of shareholder approval of this resolution or the completion of the Separation."

VOTE REQUIREMENT

Approval of the reduction of the minimum number of directors from nine to seven and the maximum number of directors from twelve to eleven requires the affirmative vote of a majority of the votes cast in person or by proxy at the Annual General Meeting.

THE BOARD RECOMMENDS A VOTE "FOR" APPROVAL OF THE REDUCTION OF THE MINIMUM NUMBER OF DIRECTORS FROM NINE TO SEVEN AND THE MAXIMUM NUMBER OF DIRECTORS FROM TWELVE TO ELEVEN.

SECURITY OWNERSHIP

The following table contains information concerning the beneficial ownership of our ordinary shares as of March 5, 2018, by each director and nominee to become a director, by each executive officer listed in the Summary Compensation Table, and by all directors, director nominees and executive officers as a group. Based on filings with the SEC, the following table also contains information concerning each person we know who beneficially owned more than 5% of our ordinary shares as of December 31, 2017.

Name of Beneficial Owner	Ordinary Shares(1)	Share Units(2)	Right to Acquire within 60 days(3)	ESOP Stock(4)	Total	% of Class(5)
Glynis A. Bryan	17,982	5,093	50,314	-	73,389	
Jerry W. Burris	24,443	-	33,114	-	57,557	
Carol Anthony (John) Davidson	15,265	-	22,105	-	37,370	
Jacques Esculier	6,043	-	-	-	6,043	
Karl R. Frykman	36,609	-	119,716	1,915	158,240	
Edward P. Garden	15,411,582(6)	-	265,255	-	15,676,837	8.8%
T. Michael Glenn	18,869	1,039	50,314	-	70,222	
Theodore L. Harris	-		-		-	
David H. Y. Ho	10,866	-	16,400	-	27,266	
Randall J. Hogan	493,380	60,842	1,861,172	2,229	2,417,623	1.3%
John H. Jacko	461	-	3,368	-	3,829	
David A. Jones	11,477	29,477	33,114	-	74,068	
Ronald L. Merriman	20,488	434	33,114	-	54,036	
William T. Monahan	41,329	13,116	50,314	-	104,759	
Matthew H. Peltz	-(7)		-		-	
Michael T. Speetzen	-		-		-	
John L. Stauch	142,226	48,598	388,726	784	580,334	
Billie I. Williamson	6,600	-	-	-	6,600	
Beth A. Wozniak	4,260	-	34,575	65	34,776	
Directors, nominees and executive officers as a group (21)	16,318,840	170,622	2,941,518	6,324	19,437,303	10.7%
The Vanguard Group(8)	16,602,635	-	-	-	16,602,635	9.3%
Trian Fund Management, L.P.(9)	15,411,582(6)	-	265,255	-	15,676,837	8.8%
BlackRock, Inc.(10)	12,793,797	-	-	-	12,793,797	7.2%
State Street Corporation(11)	9,667,553	-	-	-	9,667,553	5.4%

(1) Unless otherwise noted, all shares are held either directly or indirectly by individuals possessing sole voting and investment power with respect to such shares. Beneficial ownership of an immaterial number of shares held by spouses or trusts has been disclaimed in some instances.

(2) Represents for non-employee directors deferred share units held under our Compensation Plan for Non-Employee Directors. No director has voting or investment power related to these share units. Represents for executive officers restricted stock units, receipt of which was deferred by the executive officer under the company's Non-Qualified Deferred Compensation Plan and over which the executive officers have no voting or investment power.

(3) In the case of Mr. Davidson and Mr. Garden, includes options to purchase shares that will vest upon the Separation, which is assumed for this purpose to occur on April 30, 2018. Trian may be deemed to have shared beneficial ownership of the 11,163 options held by Mr. Garden by virtue of a director fee agreement between Trian and Mr. Garden that is further described in the Schedule 13D/A filed on May 18, 2017 by Trian Fund Management, L.P. ("Trian") and certain of its affiliates. In addition, one of the funds managed by Trian has entered into a series of privately-negotiated, back-to-back call and put transactions with a counterparty, through which it is entitled to the same economic gain or loss as if it had purchased 254,092 underlying shares. The call options may be exercised at any time, in whole or in part, on or prior to November 20, 2018. Mr. Garden and Trian may be deemed to indirectly beneficially own the underlying shares by virtue of the relationships described below in footnote 6. Mr. Garden disclaims beneficial ownership of these shares for all other purposes.

(4) Represents shares owned as a participant in the RSIP/ESOP Plan. As of March 5, 2018, Fidelity Management Trust Company ("Fidelity"), the Trustee of the RSIP/ESOP Plan, held 1,726,199 ordinary shares (1.0%). Fidelity disclaims beneficial ownership of all shares. The RSIP/ ESOP Plan participants have the right to direct the Trustee to vote their shares, although participants have no investment power over such shares. The Trustee, except as otherwise required by law, votes the shares for which it has received no direction from participants, in the same proportion on each issue as it votes those shares for which it has received voting directions from participants.

(5) Less than 1% unless otherwise indicated.

(6) Represents shares owned by certain funds and investment vehicles (the "Trian Funds") managed by Trian, which is an institutional investment manager that files reports on Form 13F with the Securities and Exchange Commission. None of such shares are held directly by Mr. Garden. Of such shares, approximately 15.0 million are currently held in the ordinary course of business with other investment securities owned by the Trian Funds in co-mingled margin accounts with a prime broker, which prime broker may, from time to time, extend margin credit to certain Trian Funds, subject to applicable federal margin regulations, stock exchange rules and credit policies. Mr. Garden is a member of Trian Fund Management GP, LLC, which is the general partner of Trian, and therefore is in a position to determine the investment and voting decisions with respect to all of the shares Trian may be deemed to beneficially own. Accordingly, Mr. Garden and Trian may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act) the shares owned by the Trian Funds. Mr. Garden disclaims beneficial ownership of such shares for all other purposes.

(7) Mr. Peltz is a Partner at Trian, which beneficially owns 15,676,837 ordinary shares of Pentair. Mr. Peltz disclaims beneficial ownership of the ordinary shares held by Trian.

(8) Information derived from a Schedule 13G/A filed with the Securities and Exchange Commission on February 8, 2018. The address of The Vanguard Group is 100 Vanguard Boulevard, Malvern, PA 19355. As of December 31, 2017, The Vanguard Group had sole voting power for 232,158 ordinary shares, shared voting power for 35,421 ordinary shares, sole dispositive power for 16,340,299 ordinary shares and shared dispositive power for 262,336 ordinary shares.

(9) Information derived from a Schedule 13D/A filed with the Securities and Exchange Commission on May 18, 2017 and information provided to us by Trian. The address of Trian Fund Management, L.P. is 280 Park Avenue, 41st Floor, New York, NY 10017. As of March 5, 2018, Trian had shared voting and dispositive power for 15,676,837 ordinary shares.

(10) Information derived from a Schedule 13G/A filed with the Securities and Exchange Commission on January 30, 2018. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055. As of December 31, 2017, BlackRock, Inc. had sole voting power for 11,125,420 ordinary shares and sole dispositive power for 12,793,797 ordinary shares.

(11) Information derived from a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2018. The address of State Street Corporation is State Street Financial Center, One Lincoln Street, Boston, MA 02111. As of December 31, 2017, State Street Corporation had shared voting and dispositive power for 9,667,553 ordinary shares.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Our executive officers, directors and 10% shareholders are required under the Securities Exchange Act of 1934 to file reports of ownership and changes in ownership with the Securities and Exchange Commission and furnish copies of these reports to us.

We have reviewed copies of reports furnished to us, or written representations that no reports were required. Based solely on these reports, we believe that during 2017 our executive officers and directors complied with all such filing requirements.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL GENERAL MEETING AND VOTING

Why did I receive these proxy materials?

We are providing these proxy materials to you because our Board of Directors is soliciting proxies for use at our Annual General Meeting of Shareholders to be held on May 8, 2018. We either (i) mailed you a Notice of Internet Availability of Proxy Materials on or before March 23, 2018 notifying each shareholder entitled to vote at the Annual General Meeting how to vote and how to electronically access a copy of this Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2017 or (ii) mailed you a printed copy of such proxy materials and a proxy card in paper format. You received these proxy materials because you were a shareholder of record as of the close of business on March 5, 2018.

If you received a Notice of Internet Availability of Proxy Materials and would like to receive a printed copy of our proxy materials, including a proxy card in paper format on which you may submit your vote by mail, you should follow the instructions for requesting such proxy materials in the Notice of Internet Availability of Proxy Materials.

This Proxy Statement, our Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and our Irish statutory financial statements and directors' and auditors' reports are available online at *www.proxyvote.com*.

What is a proxy?

A proxy is your legal designation of another person (the "proxy") to vote on your behalf. By voting your proxy, you are giving the persons named on the proxy card the authority to vote your shares in the manner you indicate on your proxy card. You may vote your proxy by telephone or over the Internet as directed in the Notice of Internet Availability of Proxy Materials or, if you have requested or received a proxy card, by signing and dating the proxy card and submitting it by mail.

What is the difference between a shareholder of record and a beneficial owner?

If your shares are registered directly in your name with Computershare Trust Company, N.A., our transfer agent, you are a "shareholder of record." If your shares are held in a stock brokerage account or by a bank or other custodian or nominee, you are considered the beneficial owner of shares held in "street name." As a beneficial owner, you have the right to direct your broker, bank or other custodian or nominee on how to vote your shares.

Who is entitled to vote at the Annual General Meeting and how many votes do I have?

The Board has set the close of business on March 5, 2018 (Eastern Standard Time) as the record date for the Annual General Meeting. At the close of business on the record date, we had 178,344,557 ordinary shares outstanding and entitled to vote. All shareholders of record at the close of business on the record date are entitled to vote on the matters set forth in this Proxy Statement and any other matter properly presented at the Annual General Meeting. Beneficial owners whose banks, brokers or other custodians or nominees are shareholders registered in our share register with respect to the beneficial owners' shares at the close of business on the record date are entitled to vote on the matters set forth in this Proxy Statement and any other matter properly presented at the Annual General Meeting. Each ordinary share is entitled to one vote on each matter properly brought before the Annual General Meeting.

How do I vote if I am a shareholder of record?

If you are a shareholder of record of ordinary shares, you can vote in the following ways:

▶ *By Internet:* You can vote over the Internet at *www.proxyvote.com*. For more information, follow the instructions in the Notice of Internet Availability of Proxy Materials or on the proxy card.

▶ *By Telephone:* You can vote by telephone from the United States or Canada by calling the telephone number in the Notice of Internet Availability of Proxy Materials or on the proxy card.

▶ *By Mail:* You can vote by mail by marking, signing and dating your proxy card or voting instruction form and returning it in the postage-paid envelope, which will be forwarded to Pentair plc's registered address electronically. For more information, follow the instructions in the Notice of Internet Availability of Proxy Materials or on the proxy card.

▶ *At the Annual General Meeting:* If you plan to attend the Annual General Meeting and wish to vote your ordinary shares in person, we will give you a ballot at the meeting.

How do I vote if I am a beneficial owner?

If you are a beneficial owner of ordinary shares, you can vote in the following ways:

▶ *General:* You can vote by following the materials and instructions provided by your bank, broker or other custodian or nominee.

▶ *At the Annual General Meeting:* If you plan to attend the Annual General Meeting and wish to vote your ordinary shares in person, then you must obtain a legal proxy, executed in your favor, from the shareholder of record of your shares (i.e., your broker, bank or other custodian or nominee) and bring it to the Annual General Meeting.

What is the deadline to vote my shares if I do not vote in person at the Annual General Meeting?

If you are a shareholder of record, you may vote by Internet or by telephone until 8:00 a.m. local time (3:00 a.m. Eastern Daylight Time) on May 6, 2018. If you are a shareholder of record and submit a proxy card, the proxy card must be received at the address stated on the proxy card by 8:00 a.m. local time (3:00 a.m. Eastern Daylight Time) on May 6, 2018. If you are a beneficial owner, please follow the voting instructions provided by your bank, broker or other custodian or nominee.

How do I attend the Annual General Meeting?

All shareholders of record as of the close of business on the record date are invited to attend and vote at the Annual General Meeting. For admission to the Annual General Meeting, shareholders should bring a form of photo identification to the shareholders check-in area at the meeting, where their ownership will be verified. Those who beneficially own shares should also bring account statements or letters from their banks, brokers or other custodians or nominees that they own our ordinary shares as of March 5, 2018 (see above for further information if you also intend to vote at the Annual General Meeting). Registration will begin at 7:00 a.m. (local time) and the Annual General Meeting will begin at 8:00 a.m. (local time) on May 8, 2018.

Shareholders in Ireland may participate in the Annual General Meeting by audio link at the offices of Arthur Cox, Ten Earlsfort Terrace, Dublin 2, Ireland at 8:00 a.m. (local time) and the requirements for admission to the Annual General Meeting, as set out above, apply.

May I change or revoke my proxy?

If you are a shareholder of record and have already voted, you may change or revoke your proxy before it is exercised at the Annual General Meeting in the following ways:

▶ By voting by Internet or telephone at a date later than your previous vote but prior to the voting deadline (which is 8:00 a.m. local time or 3:00 a.m. Eastern Daylight Time on May 6, 2018);

▶ By mailing a proxy card that is properly signed and dated later than your previous vote and that is received prior to the voting deadline (which is 8:00 a.m. local time or 3:00 a.m. Eastern Daylight Time on May 6, 2018); or

▶ By attending the Annual General Meeting and voting in person.

If you are a beneficial owner, you must contact the record holder of your shares to revoke a previously authorized proxy or voting instructions.

What is the effect of broker non-votes and abstentions?

A broker non-vote occurs when a broker holding shares for a beneficial owner does not vote on a particular agenda item because the broker does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Although brokers have discretionary power to vote your shares with respect to "routine" matters, they do not have discretionary power to vote your shares on "non-routine" matters pursuant to New York Stock Exchange ("NYSE") rules. If you do not provide voting instructions for proposals considered "non-routine" a "broker non-vote" occurs. We believe that Proposals 1(a) and 1(b), 2 and 5 will be considered "non-routine" under NYSE rules and therefore your broker will not be able to vote your shares with respect to these proposals unless the broker receives appropriate instructions from you. If a broker does not receive voting instructions from you regarding Proposals 1(a) and 1(b), 2 and 5, the "broker non-vote" will have no effect on the vote on such agenda items. The "routine" proposals in this Proxy Statement are Proposals 3 and 4, for which your broker has discretionary voting authority under the NYSE rules to vote your shares, even if the broker does not receive voting instructions from you.

Ordinary shares owned by shareholders electing to abstain from voting on any of the Proposals will have no effect on any of the Proposals.

How will my shares be voted if I do not specify how they should be voted?

If you submit a proxy to the company-designated proxy holders and do not provide specific voting instructions, you instruct the company-designated proxy holders, or, if your shares are held in the Pentair Retirement Savings and Stock Incentive Plan, Fidelity Management Trust Company (or its designated affiliate) to vote your shares in accordance with the recommendations of the Board.

If your shares are held in the Pentair Retirement Savings and Stock Incentive Plan and you do not submit a proxy, Fidelity Management Trust Company (or its designated affiliate) will vote your shares along with all other uninstructed shares in proportion to the voting by Pentair Retirement Savings and Stock Incentive Plan shares for which instructed proxies were received.

How will voting on any other business be conducted?

Other than matters incidental to the conduct of the Annual General Meeting and those set forth in this Proxy Statement, we do not know of any business or proposals to be considered at the Annual General Meeting. If any other business is proposed and properly presented at the Annual

General Meeting, you instruct the company-designated proxy holders, in the absence of other specific instructions or the appointment of other proxy holders, to vote your shares in accordance with the recommendations of the Board.

What constitutes a quorum for the Annual General Meeting?

Our Articles of Association provide that all resolutions and elections made at a shareholders' meeting require the presence, in person or by proxy, of a majority of all shares entitled to vote, with abstentions and broker non-votes regarded as present for purposes of establishing the quorum.

Who will count the votes?

Representatives from The Carideo Group, Inc. will count the votes and serve as our Inspectors of Election.

Who will pay for the cost of this proxy solicitation?

We will pay the costs of soliciting proxies sought by the Board. Proxies may be solicited on our behalf by our directors, officers or employees telephonically, electronically or by other means of communication. We have engaged Morrow Sodali LLC to assist us in the solicitation of proxies at a cost to us of $10,000, plus out-of-pocket expenses. We have requested that banks, brokers and other custodians and nominees who hold ordinary shares on behalf of beneficial owners forward soliciting materials to those beneficial owners. Upon request, we will reimburse banks, brokers and other custodians and nominees for reasonable expenses incurred by them in forwarding these soliciting materials to beneficial owners of our ordinary shares.

Why did I receive a notice in the mail regarding the Internet availability of the proxy materials instead of a paper copy of the proxy materials?

As explained in more detail below, we are using the "notice and access" system adopted by the SEC relating to the delivery of our proxy materials over the Internet. As a result, we mailed to many of our shareholders a notice about the Internet availability of the proxy materials instead of a paper copy of

the proxy materials. Shareholders who received the notice will have the ability to access the proxy materials over the Internet and to request a paper copy of the proxy materials by mail, by e-mail or by telephone. Instructions on how to access the proxy materials over the Internet or to request a paper copy may be found on the notice. In addition, the notice contains instructions on how shareholders may request proxy materials in printed form by mail or electronically by e-mail on an ongoing basis. The Notice of Internet Availability of Proxy Materials also serves as a Notice of Meeting.

What are the "notice and access" rules and how do they affect the delivery of the proxy materials?

The SEC's notice and access rules allow us to deliver proxy materials to our shareholders by posting the materials on an Internet website, notifying shareholders of the availability of the proxy materials on the Internet and sending paper copies of proxy materials upon shareholder request. We believe that the notice and access rules allow us to use Internet technology that many shareholders prefer, continue to provide our shareholders with the information that they need and, at the same time, ensure more prompt delivery of the proxy materials. The notice and access rules also lower our cost of printing and delivering the proxy materials and minimize the environmental impact of printing paper copies.

Why did I receive more than one Notice of Internet Availability of Proxy Materials or proxy card?

You may have received multiple Notices of Internet Availability of Proxy Materials or proxy cards if you hold your shares in different ways or accounts (for example, 401(k) accounts, joint tenancy, trusts, custodial accounts) or in multiple accounts. If you are the beneficial owner of shares held in "street name," you will receive your voting information from your bank, broker or other custodian or nominee, and you will vote as indicated in the materials you receive from your bank, broker or other custodian or nominee. You should vote your proxy for each separate account you have.

SHAREHOLDER PROPOSALS AND NOMINATIONS FOR THE 2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

The deadline for submitting a shareholder proposal for inclusion in our proxy materials for our 2019 Annual General Meeting pursuant to SEC Rule 14a-8 is November 23, 2018. Any such proposal must meet the requirements set forth in the rules and regulations of the SEC, including Rule 14a-8, for such proposals to be eligible for inclusion in our proxy statement and form of proxy for our 2019 Annual General Meeting.

Eligible shareholders may under certain circumstances be able to nominate and include in our proxy materials a specified number of candidates for election as directors under the proxy access provisions of our Articles of Association. Among other requirements in our Articles of Association, to nominate a director under the proxy access provisions of our Articles of Association, a shareholder must give written notice to our Corporate Secretary that complies with our Articles of Association no earlier than 150 days and no later than 120 days prior to the first anniversary of the date our definitive proxy statement was released to shareholders in connection with the prior year's Annual General Meeting. Accordingly, we must receive notice of a shareholder's nomination for the 2019 Annual General Meeting pursuant to the proxy access provisions of our Articles of Association no earlier than October 24, 2018 and no later than November 23, 2018. If the notice is received outside of that time frame, then the notice will be considered untimely and we are not required to include the nominees in our proxy materials for the 2019 Annual General Meeting.

A shareholder who intends to present business, other than a shareholder proposal pursuant to Rule 14a-8, or to nominate a director, other than pursuant to the proxy access provisions of our Articles of Association, at the 2019 Annual General Meeting must comply with the requirements set forth in our Articles of Association. Among other requirements in our Articles of Association, to present business or nominate a director at an Annual General Meeting, a shareholder must give written notice that complies with the Articles of Association to our Corporate Secretary no earlier than 70 days and no later than 45 days prior to the first anniversary of the date our proxy statement was released to shareholders in connection with the prior year's Annual General Meeting. Accordingly, we must receive notice of a shareholder's intent to present business, other than pursuant to SEC Rule 14a-8, or to nominate a director, other than pursuant to the proxy access provisions of our Articles of Association, no earlier than January 12, 2019 and no later than February 6, 2019. If the notice is received outside of that time frame, then the notice will be considered untimely and we are not required to present such proposal or nomination at the 2019 Annual General Meeting. If the Board chooses to present a matter of business submitted under our Articles of Association at the 2019 Annual General Meeting, then the persons named in the proxies solicited by the Board for the 2019 Annual General Meeting may exercise discretionary voting power with respect to such proposal.

Shareholder proposals or nominations pursuant to any of the foregoing should be sent to us at our principal executive offices: Pentair plc, 43 London Wall, London, EC2M 5TF, United Kingdom, Attention: Corporate Secretary.

Our Articles of Association can be found on the website of the U.S. Securities and Exchange Commission by searching its EDGAR archives at *http://www.sec.gov/edgar/searchedgar/webusers.htm*. Shareholders may also obtain a copy from us free of charge by submitting a written request to our principal executive offices at Pentair plc, 43 London Wall, London, EC2M 5TF, United Kingdom, Attention: Corporate Secretary.

IRISH DISCLOSURE OF SHAREHOLDER INTERESTS

Under the Irish Companies Act 2014, our shareholders must notify us if, as a result of a transaction, the shareholder will become interested in 3% or more of our shares; or if as a result of a transaction a shareholder who was interested in more than 3% of our shares ceases to be so interested. Where a shareholder is interested in more than 3% of our shares, the shareholder must notify us of any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction.

The relevant percentage figure is calculated by reference to the aggregate nominal value of the shares in which the shareholder is interested as a proportion of the entire nominal value of our issued share capital (or any such class of share capital in issue), and disclosable interests in our shares include any interests in our shares of any kind whatsoever. Where the percentage level of the shareholder's interest does not amount to a whole percentage this figure may be rounded down to the next whole number. We must be notified within five business days of the transaction or alteration of the shareholder's interests that gave rise to the notification requirement. If a shareholder fails to comply with these notification requirements, the shareholder's rights in respect of any our ordinary shares it holds will not be enforceable, either directly or indirectly. However, such person may apply to the court to have the rights attaching to such shares reinstated.

2017 ANNUAL REPORT ON FORM 10-K

Any shareholder wishing to review, without charge, a copy of our 2017 Annual Report on Form 10-K (without exhibits) filed with the SEC should write to us at our principal executive offices: 43 London Wall, London, EC2M 5TF, United Kingdom, Attention: Corporate Secretary.

REDUCE DUPLICATE MAILINGS

To reduce duplicate mailings, we are now sending only one copy of our Notice of Internet Availability of Proxy Materials or Annual Report to Shareholders and Proxy Statement, as applicable, to multiple shareholders sharing an address unless we receive contrary instructions from one or more of the shareholders. Upon written or oral request, we will promptly deliver a separate copy of these documents to a shareholder at a shared address. If you wish to receive separate copies of these documents, please notify us by writing or calling Pentair plc, 43 London Wall, London, EC2M 5TF, United Kingdom, Attention: Corporate Secretary, Telephone: 44-207-374-8925 or (800) 328-9626.

If you are receiving duplicate mailings, you may authorize us to discontinue mailings of multiple Notices of Internet Availability of Proxy Materials or Annual Reports to Shareholders and Proxy Statements, as applicable. To discontinue duplicate mailings, notify us by writing or calling Pentair plc, 43 London Wall, London, EC2M 5TF, United Kingdom, Attention: Corporate Secretary, Telephone: 44-207-374-8925 or (800) 328-9626.

APPENDIX A

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

PENTAIR PLC AND SUBSIDIARIES
RECONCILIATION OF THE GAAP YEARS ENDED DECEMBER 31, 2017, 2016, 2015 AND 2014 TO THE NON-GAAP EXCLUDING THE EFFECT OF 2017, 2016, 2015 AND 2014 ADJUSTMENTS (UNAUDITED)

In millions, except per-share data	2017	2016	2015	2014
Net sales	$4,936.5	$4,890.0	$4,616.4	$4,666.8
Operating income	680.8	700.7	616.1	538.5
% of net sales	*13.8%*	*14.3%*	*13.3%*	*11.5%*
Adjustments:				
Restructuring and other	30.7	20.6	42.4	63.1
Separation costs	53.1	-	-	-
Pension and other post-retirement mark-to-market loss (gain)	1.6	4.2	(23.0)	31.5
Intangible amortization	97.7	96.4	68.1	60.6
Trade name and other impairment	32.0	13.3	-	-
Inventory step-up and customer backlog	-	-	35.7	-
Deal related costs and expenses	-	-	14.3	-
Redomicile related expenses	-	-	-	10.3
Equity income of unconsolidated subsidiaries	1.3	4.3	1.5	1.2
Segment income	897.2	839.5	755.1	705.2
Return on sales	*18.2%*	*17.2%*	*16.4%*	*15.1%*
Net income from continuing operations—as reported	480.0	451.6	397.1	356.6
Loss on sale of businesses	4.2	3.9	3.2	0.2
Loss on early extinguishment of debt	101.4	-	-	-
Amortization of bridge financing fees	-	-	10.7	-
Adjustments to operating income	215.1	134.5	137.5	165.5
Income tax adjustments	(153.0)	(31.0)	(30.9)	(41.7)
Net income from continuing operations—as adjusted	$647.7	$559.0	$517.6	$480.6
Continuing earnings per ordinary share—diluted				
Diluted earnings per ordinary share—as reported	$2.61	$2.47	$2.17	$1.84
Adjustments	0.92	0.58	0.66	0.64
Diluted earnings per ordinary share—as adjusted	$3.53	$3.05	$2.83	$2.48

PENTAIR PLC AND SUBSIDIARIES
FREE CASH FLOW FOR YEARS ENDED DECEMBER 31, 2017, 2016, 2015 AND 2014

In millions	2017	2016	2015	2014
Net cash provided by (used for) operating activities of continuing operations	$674.0	$702.4	$597.7	$675.8
Capital expenditures	(70.9)	(117.8)	(91.3)	(83.7)
Proceeds from sale of property and equipment	7.9	24.7	4.6	1.9
Free cash flow from continuing operations	$611.0	$609.3	$511.0	$594.0

WIN RIGHT VALUES

WIN

CUSTOMER FIRST

We make it easy for customers to do business with Pentair and are tenacious about meeting customer commitments

ACCOUNTABILITY FOR PERFORMANCE

We commit to high standards of performance and demonstrate personal ownership for getting the job done

INNOVATION AND ADAPTABILITY

We actively pursue continuous improvement, adapting to changing circumstances and applying new ideas

RIGHT

POSITIVE ENERGY

We display a positive outlook and take responsibility for our impact on others

RESPECT AND TEAMWORK

We treat others with respect and openness; we collaborate and align with others for team success.

ABSOLUTE INTEGRITY

We are committed to honest and ethical business practices in our dealings with customers, business partners, investors, communities, and each other